UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 20, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

For Immediate Release:	November 20, 2006

Consolidated Financial Statements for the First Half of Fiscal 2006

<under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)
Stock Code Number (Japan): Stock Exchanges (Japan): URL: Address:	8411 Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section) http://www.mizuho-fg.co.jp/english/ 5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan

Representative:	Name:	Terunobu Maeda	Meeting of the Board of Directors for Financial Results:	November 20, 2006
	Title:	President & CEO	Trading Accounts :	Established
For Inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting
	Phone:	81-3-5224-2030

1. Financial Highlights for the First Half of Fiscal 2006 (for the six months ended September 30, 2006)

(1) Consolidated Results of Operations

	Amounts less than one million yen are rounded down
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
1H F2006	1,863,970	9.5	530,155	17.0	392,338	15.9	33,498.34	30,787.32
1H F2005	1,701,642	15.9	453,021	51.7	338,590	44.7	31,219.12	24,031.68

Fiscal 2005	3,557,549		921,069		649,903		55,157.15	46,234.51

Notes:	1.	Equity in Income from Investments in Affiliates :

1H F2006 ¥4,201million, 1H F2005 ¥4,795 million, Fiscal 2005 ¥9,161 million

	2.	Average outstanding shares of common stock (consolidated basis) :

1H F2006 11,607,768 shares, 1H F2005 10,845,612 shares, Fiscal 2005 11,172,246 shares

	3.	Change in accounting method: Yes
Pursuant to change in accounting standards upon the enforcement of the Company Law.
Please refer to “Notes 8. 42. 43. 44. “ on the consolidated balance sheet for details.

	4.	Percentage figures in Ordinary Income, Ordinary Profits and Net Income represent changes in the respective accounts compared with the corresponding period of the previous fiscal year.

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Shareholders’ Equity Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
1H F2006	148,962,319	5,689,314	2.9	288,908.64	11.01	*
1H F2005	146,887,998	3,683,283	2.5	170,842.57	10.73

Fiscal 2005	149,612,794	4,804,993	3.2	274,906.95	11.62

					* Preliminary

Notes:	1.	Outstanding shares of common stock (consolidated basis) :
		As of September 30, 2006 : 11,607,511 shares ; As of September 30, 2005 : 10,845,383 shares ; As of March 31, 2006 : 11,607,970 shares

	2.	Figures for 1H F2006 were based on the “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No.5, December 9, 2005) and others.

		Figures for 1H F2005 and for Fiscal 2005 were based on the previously applied accounting standards.

	3.	The Consolidated Capital Adequacy Ratio (BIS) was based on the “Standards for Consolidated Capital Adequacy Ratio Pursuant to Article 52-25 of the Banking Law”
		(Ministry of Finance Ordinance Announcement No. 62, 1998).

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period/fiscal year
	¥ million	¥ million	¥ million	¥ million
1H F2006	(3,045,302)	2,572,052	(823,961)	2,091,375
1H F2005	(294,374)	(718,821)	(858,493)	3,730,252

Fiscal 2005	(1,669,128)	(99,262)	(446,671)	3,387,929

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries : 131 ; Number of non-consolidated subsidiaries under the equity method : - ;

Number of affiliates under the equity method : 20

(5) Change in Scope of Consolidation and Application of the Equity Method

(Consolidation) Newly consolidated : 2 ; excluded : 1 ;    (Equity Method) Newly applied : 3 ; excluded : 2

2. Earnings Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

	Ordinary Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
Fiscal 2006	3,800,000	1,080,000	720,000

Reference: Net Income per Share of Common Stock (Fiscal 2006 estimate):	¥60,006.58

*	Please refer to p.1-2 for our note regarding the use of earnings estimates and other forward-looking statements.

Mizuho Financial Group, Inc.

Outstanding Shares

	First Half of Fiscal 2006		First Half of Fiscal 2005		Fiscal 2005
	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	11,607,768	11,607,511	10,845,612	10,845,383	11,172,246	11,607,970
Second Series Class II Preferred Stock	—	—	50,327	—	25,232	—
Third Series Class III Preferred Stock	—	—	81,967	—	41,095	—
Fourth Series Class IV Preferred Stock	77,049	—	150,000	150,000	150,000	150,000
Sixth Series Class VI Preferred Stock	77,049	—	150,000	150,000	150,000	150,000
Seventh Series Class VII Preferred Stock	—	—	125,000	125,000	66,438	—
Eighth Series Class VIII Preferred Stock	—	—	48,606	—	24,369	—
Tenth Series Class X Preferred Stock	—	—	114,754	—	57,534	—
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740	943,740	943,740
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690	36,690	36,690

Notes:	1. Minimum number of shares for trading for common and preferred stock : 1 share

2. Treasury stock is excluded from the number of outstanding shares.

Formulae for indices - Financial Highlights for the First Half of Fiscal 2006

Net Income per Share of Common Stock

Net Income - Amount not attributable to common shareholders (*1)
Average outstanding shares of common stock (during the period)(*2)

Diluted Net Income per Share of Common Stock

Net Income - Amount not attributable to common shareholders (*1) + Adjustments
Average outstanding shares of common stock (during the period)(*2) + Increasing shares of common stock for dilutive securities (*3)

Shareholders’ Equity Ratio

Total Net Assets (period-end) - Minority Interest (period-end)	× 100
Total Assets (period-end)

Total Net Assets per Share of Common Stock

Total Net Assets (period-end) - Deduction (*4)
Outstanding shares of common stock (period-end) (*2)

Formula for index - Earnings Estimates for Fiscal 2006

Net Income per Share of Common Stock (Fiscal 2006 estimate)

Net Income (estimate) -Cash dividends on preferred stock and others (estimate)
Outstanding shares of common stock (period-end) (*2)

* 1	Cash dividends on preferred stock and others.

* 2	Treasury stock is excluded from outstanding shares of stock.

* 3	Calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the fiscal year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on the market price at the beginning of the fiscal year.

* 4	Issue amount of preferred stock, cash dividends on preferred stock and others.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimations, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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Mizuho Financial Group, Inc.

1. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking services, together with securities business, trust and asset management services among others.

(as of September 30, 2006)

(Note) DLIBJ Asset Management Co., Ltd. is an affiliate of MHFG.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries, the following companies are listed on Japanese domestic stock exchanges.

Company Name	Location	Main Business	Ownership Percentage %	Listed Stock Exchanges
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	69.9 0.2	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)
Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 66.8	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

2. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Policy on Profit Distribution

Mizuho Financial Group, Inc. (“MHFG”) decides our cash dividend policy considering our operational performance, while bearing in mind the need to increase retained earnings from the viewpoint of enhancing our financial strength.

(3) Policy Regarding Lowering of the Minimum Investment Amount of MHFG’s Common Stock

With regard to lowering of the minimum investment amount of MHFG’s common stock, we do not believe that we need to take any action at this time, after taking into account such factors as the stock price, number of shareholders, liquidity of common stock and cost-effectiveness. However, we will continue to consider this matter in an appropriate manner, taking into account other factors such as investors’ needs.

(4) Management’s Medium/Long-term Targets and Issues to be Resolved

The Group aims to realize full-scale improvement of profitability and solid financial basis by steadily promoting the “Channel to Discovery” Plan, the business strategy launched in April 2005, whose key concept is to win the support of our customers. Moreover, we intend to establish a more solid management structure by further enhancing internal control systems.

Business Portfolio Strategy (Please refer to “Management Structure of Mizuho” on page 1-8)

(The Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) will work to expand its global corporate banking business providing its customers with services with competitive strength at a global level, including not just loans but also sophisticated financial products, integrating the financial service strengths of the entire group. MHCB will aggressively engage in cross-border business opportunities, such as arranging overseas syndicated loan transactions for investors in the expanding domestic syndicated loan markets through an organization structure designed and arranged to respond to our customers’ global needs. Furthermore, MHCB will enhance its network of overseas bases in the process of becoming a leading global bank.

Mizuho Securities Co., Ltd. (“MHSC”) will aim to become a Japanese market leader in securities and investment banking business meeting wide-ranging customers’ needs and offering optimal financial products and services, as well as intensively pursuing group synergy by actively promoting mutual collaboration within the group. It will increase and maintain a steady market presence in the equity-related business and bond-related business, by further expanding its underwriting share. MHSC also intends to expand business operations in the investment banking business dealing with M&As, structured finance and others.

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Mizuho Financial Group, Inc.

(The Global Retail Group)

Mizuho Bank, Ltd. (“MHBK”) will strengthen its sales organization and engage in developing new products in the areas of consulting and loans to individuals in an effort to improve further profitability in the individual customer market. As for the Mizuho Mileage Club, it will work to improve its merchantability by enhancing collaboration with affiliated partners in other business categories, etc. By developing a new type of branch that specializes in providing services to individual customers, it will build a network capable of responding to their various needs. In addition, MHBK will further strengthen security measures, by introducing a biometric authentication system (finger vein pattern authentication) for ATM transactions, etc.

In the Small and Medium-sized Enterprises (“SMEs”) market, MHBK will aim to increase non-interest income by promoting its solutions businesses and aggressively build up solid loan assets by mobilizing more staff to specialize in new loans and other means.

Through such efforts to expand and improve its business, MHBK intends to build long-lasting relationships with its customers based on trust and establish a stable profit basis.

(The Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) plans to embark on various new types of trust business as it develops new services and products on the back of regulatory easing, including revision of the Trust Business Law. MHTB plans to expand its market share by employing a trust agency system and further strengthening business collaborations with the group companies, and thereby aims to be the trust bank most relied upon by its customers.

Mizuho Private Wealth Management Co., Ltd. aims to establish long-term relationships with customers by providing optimal products and services at the highest levels in a comprehensive and integrated manner in response to all different types of customers’ needs.

Corporate Management Strategy

As for the Group’s corporate management strategy, we continue to aim to enhance our Corporate Social Responsibility (“CSR”) activities and to strengthen our branding strategy in addition to our listing on the New York Stock Exchange (“NYSE”) on November 8, 2006.

The Group has continued to aim at securing the transparency of our corporate governance and enhancing credibility among our investors. Upon the listing, we have established a structure which will provide investors with disclosure based on the U.S. generally-accepted accounting principles, which are deemed to be one of the global standards, on top of disclosure based on Japanese generally-accepted accounting principles. We have also worked to establish our “Disclosure Controls and Procedures” and “Internal Control Practices” in compliance with the U.S. Sarbanes-Oxley Act, which is recognized as the strictest standard in the world, and will strive to strengthen them further.

In promoting CSR, the Group will particularly emphasize and focus on five different themes—involvement in environmental activities, supporting financial education, enhancement of corporate governance, highly responsive communications and promotion of group-wide approach to CSR—which are significant themes in order for the Group to coexist and develop together with the community. In particular, to support financial education, we will continue to make adequate and extensive contributions to primary, secondary and higher education. Specifically, we will push ahead with joint research in primary and secondary financial education with Tokyo Gakugei University and will return the fruits of these efforts to society. We will also assist in the area of higher education through donations for lectures and classes related to finance. We will also assist with the launch of the department of finance of University of Tokyo’s Faculty of Economics. We will communicate more frequently with our customers and shareholders, as well as the local community, business partners, government organizations and other stakeholders, and make full use of the Group’s management resources in an effort to provide solutions to multidisciplinary problems, including social and environmental issues.

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Mizuho Financial Group, Inc.

As for strengthening the Group’s branding strategy, we will strive to increase market penetration of the brand slogan, “Channel to Discovery.” Moreover, all senior executives and employees will share the strengths and objectives of the Group embodied in the expression “enterprising, open, and leading-edge” and put these words into practice to become “a financial partner that helps customers shape their future and achieve their dreams.”

The Group completed in July 2006 the repayment of public funds extended to us in March 1998 and March 1999. We will continue to steadily implement our business portfolio as well as corporate management strategies and work to establish a stable profit basis backed by customers’ support.

As a holding company, MHFG will fulfill our appropriate management control functions through planning a portfolio strategy for group businesses, promoting synergies among group companies, and enhancing risk management, compliance and internal controls. Henceforth, we aim to achieve strong results through our endeavors to grapple steadily with the management issues of the entire group.

Specifically, spurred on by the growing importance of data management, the Group continues to strengthen our information management systems through group management controls, including related regulations and organization of staff in charge, and also by taking into consideration the employment of external authentication in information security management of MHFG. Moreover, in our ongoing work to strengthen our internal control systems, we will maintain systems to ensure and strengthen compliance by all executives and employees of the Group with all applicable laws and regulations leading to improved internal control over the disclosure of information.

The Group will make every effort to boost further our corporate value by steadily promoting the “Channel to Discovery” Plan to enhance our competitiveness and profitability, as well as by fulfilling our social responsibility and public mission.

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Mizuho Financial Group, Inc.

Management Structure of Mizuho

(as of September 30, 2006)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers’ needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates

Mizuho Financial Strategy Co., Ltd.:

An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:

A think tank.

Mizuho Information & Research Institute, Inc.:

An IT-related company.

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Mizuho Financial Group, Inc.

3. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(1) Results of Operations

(a) Financial and Economic Environment

Looking back over the global economic climate during the last six months ended September 30, 2006, the overall trend in the worldwide economy was improving steadily as a whole, mainly due to the strong economy in the United States and China. The Japanese economy showed sustained growth supported by continuous strength in capital expenditure and personal consumption against a backdrop of steady improvement in corporate performance. Consumer prices remained positive with a rise in domestic corporate goods prices due to stronger global commodity markets. To that end, the Bank of Japan ended zero interest rates in July.

As for the Japanese financial and capital markets, stock prices temporarily fell in the first half of the period due in part to the strong yen, but held firm in the latter half of the period backed by robust corporate performance. Long-term interest rates rose temporarily in the wake of the lifting of the quantitative easing policy in March, but were stable in the latter half of the period partly due to receding expectations of additional interest rate increases after the Bank of Japan ended zero interest rates.

In the financial sector, most of the financial issues to be dealt with, such as the disposition of Non-Performing Loans (“NPLs”), had been cleared up, and financial institutions are developing individual strategies using their respective strengths to the full. In response to the changing economic environment, the Group’s ability to secure a competitive edge over our rivals and to consolidate profitability even further are likely to become ever more important.

(b) Outline of Results of Operations

The Group has deployed various measures based on our group business strategy “Channel to Discovery” Plan and has further boosted the Group’s comprehensive profitability centered on income from Customer Groups. In July this year we fully repaid the public funds provided to us, and in November we listed on the NYSE . We are placing an emphasis on ensuring a firm management base for further growth of the Group in ways including strengthening the internal controls relating to our financial reporting. Consolidated Net Income for the first half of fiscal 2006 was ¥392.3 billion, increasing by ¥53.7 billion from the corresponding period of fiscal 2005, and up ¥52.3 billion from the original estimates of ¥340.0 billion announced in May 2006.

Consolidated Gross Profits: Consolidated Gross Profits for the first half of fiscal 2006 came to ¥997.5 billion, decreasing by ¥48.3 billion from the corresponding period of the previous fiscal year. Net Interest Income was ¥535.1 billion, increasing by ¥1.9 billion from the corresponding period of the previous fiscal year, partly due to positive impact of interest rate rises and increase in cash dividends for investments on the back of improved corporate performance in addition to a slower decline in loan interest income. Net Fee and Commission Income was ¥248.9 billion, decreasing by ¥6.4 billion from the corresponding period of the previous fiscal year. Net Trading Income was ¥104.5 billion, increasing by ¥23.0 billion from the corresponding period of the previous fiscal year. Net Other Operating Income was ¥75.5 billion, decreasing by ¥66.0 billion from the corresponding period of the previous fiscal year, mainly due to a decline in market-related income.

General and Administrative Expenses: General and Administrative Expenses for the first half of fiscal 2006 amounted to ¥535.3 billion, decreasing by ¥13.0 billion from the corresponding period of the previous fiscal year. This resulted from the outlay on “Strategic Expenses” aimed at increasing top-line profits being more than offset by reductions in base expenses, especially IT-related expenses, as well as in Expenses related to Employee Retirement Benefits and other factors.

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Mizuho Financial Group, Inc.

Credit-related Costs: Credit-related Costs for the first half of fiscal 2006 resulted in a gain on reversal in costs of ¥93.0 billion, mainly due to decreases in costs related to write-offs with the near-completion of the removal of NPLs from the balance sheet and reversal of reserves with the strengthening of the Group’s asset quality.

Net Gains related to Stocks and Equity in Income from Investments in Affiliates and Other: Net Gains related to Stocks amounted to ¥89.8 billion, supported by gains on alternative investments (stock-related) which were made as part of an attempt at diversification of profit sources of market-related income.

Equity in Income from Investments in Affiliates amounted to ¥4.2 billion as a result of a positive business performance by our affiliates under the equity method.

We recorded a loss of ¥12.9 billion, down ¥96.6 billion from the corresponding period of the previous fiscal year, partly due to the review of the bond portfolio and recognition of losses in the first half of fiscal 2005.

Ordinary Profits: After reflecting the above, Ordinary Profits was ¥530.1 billion, increasing by ¥77.1 billion from the corresponding period of the previous fiscal year.

Extraordinary Gains and Losses: Net Extraordinary Gains (Losses) amounted to a gain of ¥102.6 billion, increasing by ¥61.4 billion from the corresponding period of the previous fiscal year, as a result of Reversal of Reserves for Possible Losses on Loans as Extraordinary Gains, etc.

Taxes and Minority Interests in Net Income: Income Taxes - Current amounted to ¥19.6 billion, and Income Taxes - Deferred amounted to ¥187.0 billion.

Minority Interests in Net Income amounted to ¥33.8 billion.

Net Income: After reflecting the above, Net Income amounted to ¥392.3 billion, increasing by ¥53.7 billion from the corresponding period of the previous fiscal year.

(c) Segment Information

In addition to the banking business (banking and trust banking business), MHFG and its consolidated subsidiaries are engaged in the securities business and other (credit card business, investment advisory business and others). The proportion of these activities accounting for Ordinary Profits before excluding inter-segment Ordinary Profits was 87.5 % for banking business, 9.4 % for securities business and 3.0 % for other.

Segments of operations by geographic area are Japan, the Americas, Europe and Asia/Oceania. Ordinary Income from International Operations of ¥571.8 billion accounts for 30.6 % of Consolidated Ordinary Income of ¥1,863.9 billion.

(d) Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

Earnings Estimates: As for earnings estimates for fiscal 2006, we estimate Ordinary Income of ¥3,800.0 billion, Ordinary Profits of ¥1,080.0 billion and Net Income of ¥720.0 billion on a consolidated basis.

Dividend Forecast: MHFG forecasts a year-end dividend payment of ¥7,000 per share of common stock. MHFG also plans to pay dividends on preferred stocks as prescribed.

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Mizuho Financial Group, Inc.

The above estimates are based on information that is available at this moment, and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events.

(2) Financial Conditions

(a) Assets, Liabilities and Shareholders’ Equity

Consolidated total assets as of September 30, 2006 amounted to ¥148,962.3 billion, decreasing by ¥650.4 billion from the end of the previous fiscal year.

Securities were ¥37,093.8 billion, decreasing by ¥609.0 billion from the end of the previous fiscal year. This reflected mainly a decrease in Japanese government bonds.

The balance of Loans and Bills Discounted amounted to ¥65,062.7 billion, decreasing by ¥345.9 billion from the end of the previous fiscal year.

With respect to NPLs, further efforts to improve our financial soundness resulted in a consolidated balance of Disclosed Claims under the Financial Reconstruction Law amounting to ¥1,008.7 billion, decreasing by ¥78.7 billion from the end of the previous fiscal year.

Net Deferred Tax Assets (the amount after netting out Deferred Tax Assets and Deferred Tax Liabilities) were ¥232.2 billion, decreasing by ¥63.4 billion from the end of the previous fiscal year as a result of recording taxable income and others, with the continued conservative assessment of asset recoverability.

Deposits amounted to ¥71,912.2 billion, decreasing by ¥1,095.7 billion from the end of the previous fiscal year, mainly due to decreases in liquid deposits of corporate customers and others.

(b) Cash Flows

Net Cash Used in Operating Activities was ¥3,045.3 billion mainly due to decreases in deposits and debentures. Net Cash Provided by Investing Activities was ¥2,572.0 billion mainly due to sales and redemption of securities, and Net Cash Used in Financing Activities was ¥823.9 billion mainly due to repurchase of treasury stock.

As a result, Cash and Cash Equivalents as of September 30, 2006 was ¥2,091.3 billion.

(c) Consolidated Capital Adequacy Ratio (Preliminary)

Risk-based Capital amounted to ¥8,567.4 billion, decreasing by ¥425.8 billion from the end of fiscal 2005. While Net Income increased for the period, we repurchased and cancelled public funds of preferred shares amounting to ¥603.5 billion (¥600.0 billion on an issued-price basis) and there was a decrease in unrealized gains on securities, and other factors. Risk-weighted Assets amounted to ¥77,791.3 billion, increasing by ¥453.0 billion from the end of the previous fiscal year due to the increase in assets and further efforts to expand profits after entering into the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS Capital Ratio) was 11.01%, decreasing by 0.61% from the end of the previous fiscal year.

March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2006
9.53%	11.35%	11.91%	11.62%	11.01%

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Mizuho Financial Group, Inc.

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a) Number of consolidated subsidiaries: 131

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Investment Management (UK) Ltd. and one other company were newly consolidated upon their establishment and other factors.

During the period, Finance & Servicing Corporation was excluded from the scope of consolidation as a result of dissolution.

b) Non-consolidated subsidiaries

Name of principal company:

Innovest Corporation

Non-consolidated subsidiaries are excluded from the scope of consolidation since such exclusion has no material effect as to hinder the rational assessment of the financial condition and the results of operations of the corporate group in terms of Total Assets, Ordinary Income, Net Income/Net Loss (amount corresponding to MHFG’s equity position) and Retained Earnings (amount corresponding to MHFG’s equity position).

2. Application of the Equity Method

a) Number of affiliates under the equity method: 20

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

Japan Mortgage Co., Ltd.

Since MHFG adopted the “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 20, September 8, 2006), Japan Industrial Fund I and two other companies were newly included in the scope of the equity method.

During the period, Basic Capital Management, Limited and one other company were excluded from the scope of the equity method as a result of increases in the equity position due to additional stock repurchases and other factors.

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Mizuho Financial Group, Inc.

b) Non-consolidated subsidiaries and affiliates not under the equity method:

Names of principal companies:

Innovest Corporation

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income/Net Loss (amount corresponding to MHFG’s equity position) and Retained Earnings (amount corresponding to MHFG’s equity position).

3. Balance Sheet Dates of Consolidated Subsidiaries

a) Balance sheet dates of consolidated subsidiaries are as follows:

March 31	1 company
April 30	1 company
June 30	48 companies
September 30	62 companies
The day before the last business day of December	19 companies

b) Consolidated subsidiaries with interim balance sheet dates of March 31, April 30 and the day before the last business day of December were consolidated based on their tentative financial statements as of and for the period ended June 30. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the interim period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

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Mizuho Financial Group, Inc.

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2006

Millions of yen
Assets
Cash and Due from Banks	¥3,490,918
Call Loans and Bills Purchased	458,825
Receivables under Resale Agreements	8,655,773
Guarantee Deposits Paid under Securities Borrowing Transactions	7,567,197
Other Debt Purchased	2,907,480
Trading Assets	10,584,892
Money Held in Trust	39,024
Securities	37,093,870
Loans and Bills Discounted	65,062,729
Foreign Exchange Assets	781,032
Other Assets	5,916,106
Tangible Fixed Assets	796,615
Intangible Fixed Assets	237,804
Deferred Debenture Charges	58
Deferred Tax Assets	378,429
Customers’ Liabilities for Acceptances and Guarantees	5,735,419
Reserves for Possible Losses on Loans	(742,778)
Reserve for Possible Losses on Investments	(1,080)

Total Assets	¥148,962,319

Liabilities
Deposits	¥71,912,235
Negotiable Certificates of Deposit	9,624,366
Debentures	5,553,640
Call Money and Bills Sold	7,229,632
Payables under Repurchase Agreements	12,345,445
Guarantee Deposits Received under Securities Lending Transactions	6,402,587
Commercial Paper	30,000
Trading Liabilities	7,743,727
Borrowed Money	4,794,865
Foreign Exchange Liabilities	208,210
Short-term Bonds	887,683
Bonds and Notes	2,815,959
Due to Trust Accounts	1,145,828
Other Liabilities	6,483,986
Reserve for Bonus Payments	27,572
Reserve for Employee Retirement Benefits	37,201
Reserve for Contingencies	31,764
Reserves under Special Laws	2,509
Deferred Tax Liabilities	146,130
Deferred Tax Liabilities for Revaluation Reserve for Land	114,236
Acceptances and Guarantees	5,735,419

Total Liabilities	143,273,005

Net Assets
Common Stock and Preferred Stock	1,540,965
Capital Surplus	411,110
Retained Earnings	1,201,502
Treasury Stock	(32,006)

Total Shareholders’ Equity	3,121,572

Net Unrealized Gains on Other Securities, net of Taxes	1,196,840
Net Deferred Hedge Losses, net of Taxes	(103,971)
Revaluation Reserve for Land, net of Taxes	160,783
Foreign Currency Translation Adjustments	(41,284)

Total Valuation and Translation Adjustments	1,212,367

Minority Interests	1,355,374

Total Net Assets	5,689,314

Total Liabilities and Net Assets	¥148,962,319

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Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.

Securities and other short-term credit instruments held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, forward contracts and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

3.	Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method. The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

4.	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in Note 3.

5.	Derivative transactions (other than transactions for trading purposes) are valued at fair value.

6.	Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method, and the applicable share of estimated annual depreciation costs for the period is recorded based on the following range of useful lives.

Buildings:	3 years to 50 years
Equipment:	2 years to 20 years

7.	Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

8.	Deferred Debenture Charges are amortized as follows:

(1)	Bond issuance costs are expensed as incurred.

(2)	Until the previous fiscal year, debenture issuance costs were capitalized and amortized over a certain period not exceeding the maximum period stipulated by the former Enforcement Regulations of the Commercial Code of Japan. However, in accordance with the application of the “Tentative Solution on Accounting for Deferred Assets” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 19, August 11, 2006) effective from the fiscal year and interim period ending upon or after the public announcement of such, MHFG adopted the new accounting standard commencing with this period. The effect of the change mentioned above on the consolidated balance sheet is immaterial. Debenture issuance costs booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method within a certain period by applying the previous accounting method based on the tentative measure stipulated in the ASBJ report.

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Mizuho Financial Group, Inc.

(3)	Until the previous fiscal year, bond discounts and debenture discounts were capitalized and amortized under the straight-line method over the term of bonds and debentures. However, in accordance with the partial revision of “Accounting Standards for Financial Instruments” (the Business Accounting Deliberation Council, January 22, 1999) as of August 11, 2006 (ASBJ Statement No. 10) and the application effective from the fiscal year and interim period ending upon or after the public announcement of such, MHFG adopted the revised accounting standard commencing with this period, and bonds and debentures were stated at amortized cost (straight line method). The effect of this application on the consolidated balance sheet is immaterial. Bond discounts and debenture discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond and debenture by applying the previous accounting method and the unamortized balance is directly deducted from bonds and debentures, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

9.	Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at their respective balance sheet dates.

10.	Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and provisions.

For credit extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Commercial Code or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For credit extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For credit extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in Note 27 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For credit extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

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Mizuho Financial Group, Inc.

All credit is assessed by each credit origination department in accordance with the internally established “Self-assessment

Standard,” and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of loans to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective loan balances. The total directly written-off amount was ¥633,965 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience for general claims and the assessment for each individual loan for other claims.

11.	Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

12.	Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the interim period, based on the estimated future payments.

13.	Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future pension payments to employees, is recorded as the required amount accrued at the end of the interim period, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

14.	Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others.

The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

15.	Finance leases of MHFG and domestic consolidated subsidiaries that do not involve transfer of ownership to the lessee are accounted for as operating leases.

16.	Consolidated subsidiaries apply the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps as hedge accounting methods.

The portfolio hedge for large-volume, small-value financial assets and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for by the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (The Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No.24). The effectiveness of hedging activities for the portfolio hedge for large-volume, small-value financial assets and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedged instruments and that of the hedging instruments.

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Mizuho Financial Group, Inc.

Deferred hedge gains/losses recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. These deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments.

The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes, were ¥297,319 million and ¥286,860 million, respectively.

17.	Domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary assets and liabilities denominated in foreign currency are equivalent.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

18.	Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the income statement or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

19.	With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

20.	Reserves under Special Laws are recorded as follows:

Reserve for Contingent Liabilities from Futures Transactions: ¥83 million

This reserve is maintained pursuant to Article 81 of the Financial Futures Transaction Law.

Reserve for Contingent Liabilities from Securities Transactions: ¥2,426 million

This reserve is maintained pursuant to Article 51 of the Securities and Exchange Law.

21.	Loans to directors and corporate auditors of MHFG concerning transactions between the parties amounted to ¥30 million (non-consolidated basis).

22.	Investments in subsidiaries and affiliates amounted to ¥87,079 million (excluding consolidated subsidiaries).

23.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥717,129 million.

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Mizuho Financial Group, Inc.

24.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets amounted to ¥43,602 million.

25.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥48,921 million and Non-Accrual Delinquent Loans of ¥375,106 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96 Paragraph 1 No. 3, subsections 1 to 5 or No. 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non- Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans for which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

26.	Balance of Loans Past Due for Three Months or More: ¥11,471 million

Loans Past Due for Three Months or More are loans for which payments of principal and/or interest have not been received for a period of three months or more beginning with the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

27.	Balance of Restructured Loans: ¥515,255 million

Restructured Loans represent loans on which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates, renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

28.	Total balance of Loans to Bankrupt Obligors, Non-accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥950,755 million

The amounts given in Notes 25 through 28 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

29.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions, although the banking subsidiaries have rights to sell or pledge certain bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value amount of these bills amounted to ¥865,989 million.

30.	The following assets were pledged as collateral:

Trading Assets:	¥4,344,050 million
Securities:	¥10,769,873 million
Loans and Bills Discounted:	¥6,209,611 million
Other Assets:	¥1,324 million
Tangible Fixed Assets:	¥80 million

The following liabilities were collateralized by the above assets:

Deposits:	¥477,339 million
Call Money and Bills Sold:	¥1,925,546 million
Payables under Repurchase Agreements:	¥4,910,755 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,613,973 million
Borrowed Money:	¥3,347,889 million
Other Liabilities:	¥9,742 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥9,074 million, Trading Assets of ¥551,460 million, Securities of ¥2,699,402 million and Loans and Bills Discounted of ¥343,328 million.

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Mizuho Financial Group, Inc.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥122,503 million, collateral pledged for derivatives transactions of ¥333,530 million, margins for futures transactions of ¥63,013 million and other guarantee deposits of ¥7,587 million.

31.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The income tax on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3 Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2 Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

32.	Borrowed Money includes subordinated borrowed money of ¥765,001 million.

33.	Bonds and Notes include subordinated bonds of ¥2,079,440 million.

34.	The principal amounts promised to be indemnified for money trusts and loan trusts with contracts guaranteeing the principal, which are entrusted to domestic consolidated trust banking subsidiaries, were ¥995,144 million and ¥238,490 million, respectively.

35.	Net Assets per share of common stock: ¥ 288,908.63

“Guidance for Accounting Standards for Net Earning per Share” (ASBJ Guidance No.4, September 25, 2002) revised on January 31, 2006 took effect as of the interim period that ended upon or after the enforcement of the Company Law. Accordingly, MHFG has applied the above guidance starting this period, and included “Net Deferred Hedge Losses, net of Taxes” for calculation of net assets per share. As a result, Net Assets per share of common stock declined by ¥ 8,957.28 compared to that under the previous accounting method.

36.	Figures for fair value and unrealized gains (losses) on securities are as follows. In addition to “Securities” on the consolidated balance sheet, negotiable certificates of deposit (“NCDs”) in “Cash and Due from Banks” and certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. The same inclusion applies through Note 41 inclusive.

Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
	Amount on Consolidated BS	Fair Value	Net Unrealized Gains / Losses
Japanese Government Bonds	¥968,557	¥967,176	¥(1,381)
Japanese Local Government Bonds	50,705	50,580	(124)
Other	317,773	309,903	(7,869)

Total	¥1,337,035	¥1,327,659	¥(9,375)

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Mizuho Financial Group, Inc.

Other Securities which have readily determinable fair value:

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Net Unrealized Gains / Losses
Japanese Stocks	¥3,019,696	¥5,311,074	¥2,291,377
Japanese Bonds	18,937,648	18,781,460	(156,187)
Japanese Government Bonds	18,122,589	17,973,185	(149,404)
Japanese Local Government Bonds	88,548	87,709	(839)
Japanese Short-term Bonds	9,967	9,966	(0)
Japanese Corporate Bonds	716,542	710,599	(5,942)
Other	7,792,451	7,695,587	(96,864)

Total	¥29,749,796	¥31,788,122	¥2,038,326

Net Unrealized Losses include ¥15,617 million, which was recognized in the statement of income by applying the fair-value hedge method. As a result, the base amount to be recorded directly to Net Assets was ¥2,053,943 million and ¥1,196,766 million of the amount after the following adjustments were included in Net Unrealized Gains on Other Securities, net of Taxes:

Difference between acquisition cost and fair value:	¥2,053,943 million
Deferred Tax Assets:	1,916 million
Less: Deferred Tax Liabilities:	(813,038) million
Less: Amount corresponding to Minority Interests:	(51,073) million
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliates, which corresponds to the holding share of their investor companies:	5,018 million

Amount included in Net Unrealized Gains on Other Securities, net of Taxes:	¥1,196,766 million

Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the interim period (“devaluation”), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the interim period was ¥2,890 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

37.	Major components of securities not stated at fair value and their amount on the consolidated balance sheet are as follows:

Millions of yen
Amount on Consolidated BS
Other Securities:
Non-publicly offered bonds	¥2,098,353
Unlisted foreign securities	1,048,060
Unlisted stock	738,926
Beneficial certificate of loan trust and other	2,013,043

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Mizuho Financial Group, Inc.

38.	Details of Money Held in Trust are as follows:

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Net Unrealized Gains / Losses
Other Money Held in Trust	¥663	¥663	—

There is no money held in trust held to maturity.

39.	Unsecured securities loaned that allow borrowers to sell amounted to ¥11,941 million and were included in stocks under Securities and trading securities under Trading Assets.

A portion of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral have the right to sell or repledge. Among them, the total of securities repledged was ¥8,657,647 million, securities re-loaned was ¥377 million and securities neither repledged nor re-loaned was ¥3,945,678 million, respectively.

40.	Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥51,653,450 million. Of this amount, ¥44,213,677 million relates to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries obtain, moreover, real estate or securities as collateral at the time the contract is entered into, if needed, and periodically monitor customers’ business conditions, based on and in accordance with established internal procedures, and take measures to control credit risks such as amendments to contracts, if needed.

41.	“Acceptances and Guarantees” and “Customers’ Liabilities for Acceptances and Guarantees” include those of domestic consolidated banking subsidiaries against bonds held by these subsidiaries.

42.	The appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006), following the application of “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) effective from the interim period ending on or after the enforcement date of the Company Law. In accordance with the application of the revised “Banking Law Enforcement Regulations” commencing with the fiscal year beginning on or after April 1, 2006, presentation of account items has been changed as follows:

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Mizuho Financial Group, Inc.

(1)	Former “Shareholders’ Equity” is presented as “Net Assets” and classified into “Shareholders’ Equity,” “Valuation and Translation Adjustments” and “Minority Interests.”

The amount corresponding to former “Shareholders’ Equity” as of the end of this period was ¥4,437,911 million.

(2)	The net realized and unrealized losses from hedging instruments formerly included in “Other Assets” as deferred hedge losses are presented as “Net Deferred Hedge Losses, net of Taxes” included in Valuation and Translation Adjustments, net of applicable income taxes.

(3)	“Minority Interests” formerly listed after Liabilities is included in Net Assets.

(4)	Former “Premises and Equipment” is classified into “Tangible Fixed Assets,” “Intangible Fixed Assets” and “Other Assets.”

(5)	Software and other items formerly included in “Other Assets” is included in “Intangible Fixed Assets.”

(6)	Amortization of consolidation differences formerly recognized as “Other Ordinary Expenses” under Ordinary Expenses is included as amortization of intangible fixed assets in “General and Administrative Expenses” under Ordinary Expenses.

43.	In response to the “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (ASBJ Report No. 20, September 8, 2006) effective from the interim period ending upon or after the public announcement, MHFG adopted the new accounting standard commencing with this period. This adoption has no effect on the consolidated balance sheet since investment associations deemed subsidiaries in the ASBJ report had already been consolidated.

44.	“Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No. 1, February 21, 2002) and “Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, February 21, 2002) were partially revised as of December 27, 2005 and August 11, 2006. Given that the revisions apply to procedures stipulated by the Company Law, MHFG has applied the above standards and guidance commencing with this period. The effect of this application on the consolidated balance sheet is immaterial.

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

	Millions of yen
Ordinary Income	¥		¥1,863,970
Interest Income		1,153,833
Interest on Loans and Bills Discounted		605,511
Interest and Dividends on Securities		255,464
Fiduciary Income		33,344
Fee and Commission Income		305,539
Trading Income		108,217
Other Operating Income		137,863
Other Ordinary Income		125,170

Ordinary Expenses			1,333,814
Interest Expenses		618,708
Interest on Deposits		206,150
Interest on Debentures		18,222
Fee and Commission Expenses		56,610
Trading Expenses		3,658
Other Operating Expenses		62,303
General and Administrative Expenses		535,340
Other Ordinary Expenses		57,192

Ordinary Profits			530,155
Extraordinary Gains			119,326
Extraordinary Losses			16,661

Income before Income Taxes and Minority Interests			632,821
Income Taxes:
Current			19,610
Deferred			187,040
Minority Interests in Net Income			33,832

Net Income			¥392,338

1-24

Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Net Income per share of common stock for the interim period: ¥33,498.33

3.	Diluted Net Income per share of common stock for the interim period: ¥30,787.31

4.	Income or expenses on trading transactions are recognized on a trade date basis and are recorded in Trading Income or Trading Expenses on the consolidated statement of income. Trading Income and Trading Expenses include the interest received and the interest paid during the interim period, the gains or losses resulting from any change in the value of securities and monetary claims between the beginning and the end of the interim period, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the interim period, assuming they were settled at the end of the interim period.

5.	Other Ordinary Income includes gains on sales of stocks of ¥101,529 million.

6.	Other Ordinary Expenses includes losses on write-offs of loans of ¥12,758 million, losses on devaluation of stocks of ¥12,747 million, foreign taxes of ¥4,548 million and costs related to consolidating branches of ¥4,245 million.

7.	Extraordinary Gains comprises Reversal of Reserves for Possible Losses on Loans of ¥61,306 million, Recovery of Written-off Claims of ¥35,403 million, Reversal of Reserve for Contingencies of ¥11,894 million and Gains on Disposition of Fixed Assets of ¥10,722 million.

8.	Extraordinary Losses includes Losses on Disposition of Fixed Assets of ¥13,714 million and Losses on Impairment of Fixed Assets of ¥2,789 million.

9.	The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets during the interim period:

				Millions of yen
Area	Principal purpose of use		Type	Losses
Tokyo Metropolitan Area	Branch premises to be closed Idle assets	1 branch 27 items	Land and premises, etc.	877
Other	Idle assets	47 items	Land and premises, etc.	1,911

Domestic consolidated banking subsidiaries recognize Losses on Impairment of Fixed Assets for branch premises to be closed and idle assets. For the purposes of identifying impaired assets in such cases, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth, etc., and on the appraisal value, and other factors, less estimated cost of disposition.

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends *	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses *	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	392,338	—	392,338	—	—	—	—	—	—	392,338
Repurchase of Treasury Stock	—	—	—	(603,980)	(603,980)	—	—	—	—	—	—	(603,980)
Disposition of Treasury Stock	—	19	—	24	44	—	—	—	—	—	—	44
Cancellation of Treasury Stock	—	(70)	(618,693)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	9,600	—	9,600	—	—	—	—	—	—	9,600
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(82,376)	(103,971)	(9,600)	6,778	(189,170)	(3,748)	(192,919)

Total Changes during the period	—	(50)	(296,640)	14,808	(281,882)	(82,376)	(103,971)	(9,600)	6,778	(189,170)	(3,748)	(474,802)

Balance as of September 30, 2006	¥1,540,965	¥411,110	¥1,201,502	¥(32,006)	¥3,121,572	¥1,196,840	¥(103,971)	¥160,783	¥(41,284)	¥1,212,367	¥1,355,374	¥5,689,314

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

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Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Amounts less than one million yen are rounded down.

2. Types and number of outstanding shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2006	Increase during the period	Decrease during the period	As of September 30, 2006	Remarks
Outstanding shares

Common stock	12,003	—	131	11,872	*1

Fourth Series Class IV Preferred Stock	150	—	150	—	*2
Sixth Series Class VI Preferred Stock	150	—	150	—	*2
Eleventh Series Class XI Preferred Stock	943	—	—	943
Thirteenth Series Class XIII Preferred Stock	36	—	—	36

Total	13,284	—	431	12,852

Treasury stock

Common stock	396	0	131	264	*3

Fourth Series Class IV Preferred Stock	—	150	150	—	*2
Sixth Series Class VI Preferred Stock	—	150	150	—	*2

Total	396	300	431	264

*1.	Decreases are due to cancellation of treasury stock (common stock).
*2.	Increases and decreases are due to repurchase and cancellation of treasury stock (preferred stock).
*3.	Increases are due to repurchase of fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (131 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).

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Mizuho Financial Group, Inc.

3.	Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Resolution	Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	Common Stock	48,005	4,000	March 31, 2006
June 27, 2006	Fourth Series Class IV Preferred Stock	7,140	47,600	March 31, 2006
Ordinary General Meeting of Shareholders	Sixth Series Class VI Preferred Stock	6,300	42,000	March 31, 2006	June 27, 2006
	Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2006
	Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2006

4.	“Accounting Standards for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standards for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005) took effect as of the interim period ending on or after the enforcement date of the Company Law. Thus, the standards and guidance were adopted commencing with this period, with the “Consolidated Statement of Changes in Net Assets” newly prepared instead of the former “Consolidated Statement of Capital Surplus and Retained Earnings.”

1-28

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

Millions of yen
I. Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥632,821
Depreciation	63,391
Losses on Impairment of Fixed Assets	2,789
Amortization of Goodwill	758
Equity in Income from Investments in Affiliates	(4,201)
Increase (Decrease) in Reserves for Possible Losses on Loans	(71,426)
Increase (Decrease) in Reserve for Possible Losses on Investments	(128)
Increase (Decrease) in Reserve for Contingencies	(13,802)
Increase (Decrease) in Reserve for Bonus Payments	(8,525)
Increase (Decrease) in Reserve for Employee Retirement Benefits	(1,467)
Interest Income—accrual basis	(1,153,833)
Interest Expenses—accrual basis	618,708
Losses (Gains) on Securities	(100,016)
Losses (Gains) on Money Held in Trust	31
Foreign Exchange Losses (Gains)—net	(30,451)
Losses (Gains) on Disposition of Fixed Assets	2,992
Decrease (Increase) in Trading Assets	(523,687)
Increase (Decrease) in Trading Liabilities	(190,778)
Decrease (Increase) in Loans and Bills Discounted	354,570
Increase (Decrease) in Deposits	(1,107,502)
Increase (Decrease) in Negotiable Certificates of Deposit	265,235
Increase (Decrease) in Debentures	(1,052,665)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	2,053,014
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	230,096
Decrease (Increase) in Call Loans, etc.	(2,396,650)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,076,372
Increase (Decrease) in Call Money, etc.	(279,665)
Increase (Decrease) in Commercial Paper	(20,000)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(898,952)
Decrease (Increase) in Foreign Exchange Assets	28,906
Increase (Decrease) in Foreign Exchange Liabilities	(181,447)
Increase (Decrease) in Short-term Bonds (Liabilities)	(497,416)
Increase (Decrease) in Bonds and Notes	378,851
Increase (Decrease) in Due to Trust Accounts	(209,060)
Interest and Dividend Income - cash basis	1,118,722
Interest Expenses - cash basis	(578,028)
Board Members’ Bonuses	(70)
Other - net	(528,489)

Subtotal	(3,021,005)
Cash Paid in Income Taxes	(24,296)

Net Cash Used in Operating Activities	(3,045,302)

II. Cash Flow from Investing Activities
Payments for Purchase of Securities	(29,222,483)
Proceeds from Sale of Securities	17,578,658
Proceeds from Redemption of Securities	14,226,624
Payments for Increase in Money Held in Trust	(21,114)
Proceeds from Decrease in Money Held in Trust	31,911
Payments for Purchase of Tangible Fixed Assets	(25,568)
Payments for Purchase of Intangible Fixed Assets	(13,537)
Proceeds from Sale of Tangible Fixed Assets	18,148
Proceeds from Sale of Intangible Fixed Assets	214
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(800)

Net Cash Provided by Investing Activities	2,572,052

III. Cash Flow from Financing Activities
Proceeds from Issuance of Subordinated Borrowed Money	34,757
Repayments of Subordinated Borrowed Money	(62,000)
Proceeds from Issuance of Subordinated Bonds	202,191
Payments for Redemption of Subordinated Bonds	(273,700)
Cash Dividends Paid	(79,748)
Cash Dividends Paid to Minority Shareholders	(41,525)
Payments for Repurchase of Treasury Stock	(603,980)
Proceeds from Sale of Treasury Stock	44

Net Cash Used in Financing Activities	(823,961)

IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	657

V. Net Decrease in Cash and Cash Equivalents	(1,296,553)

VI. Cash and Cash Equivalents at the beginning of the fiscal year	3,387,929

VII. Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	(0)

VIII. Cash and Cash Equivalents at the end of the period	¥2,091,375

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Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

1.	Amounts less than one million yen are rounded down.

2.	For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

3.	Cash and Cash Equivalents on the consolidated statement of cash flows at the end of the period reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥3,490,918
Due from Banks excluding central banks	(1,399,542)

Cash and Cash Equivalents	¥2,091,375

4.	The appendix forms of the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006). In accordance with the application of the revised regulations commencing with the fiscal year beginning on or after April 1, 2006, the presentation of the consolidated statement of cash flows has been changed as follows:

(1)	Former “Amortization of Consolidation Differences” is included in “Amortization of Goodwill.”

(2)	Former “Losses (Gains) on Disposition of Premises and Equipment” is presented as “Losses (Gains) on Disposition of Fixed Assets” following the new classification of former “Premises and Equipment” on the consolidated balance sheet into “Tangible Fixed Assets,” “Intangible Fixed Assets” and others.

Former “Payments for Purchase of Premises and Equipment” is presented as “Payments for Purchase of Tangible Fixed Assets” and others, and former “Proceeds from Sale of Premises and Equipment” is presented as “Proceeds from Sale of Tangible Fixed Assets” and others.

(3)	Payments for purchase and proceeds from sale of software and others formerly included in “Other – net” under “Cash Flow from Operating Activities” is included in “Payments for Purchase of Intangible Fixed Assets” and “Proceeds from Sale of Intangible Fixed Assets” under “Cash Flow from Investing Activities.”

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Mizuho Financial Group, Inc.

SEGMENT INFORMATION

1. Segment Information by Type of Business

For the six months ended September 30, 2005

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,356,849	246,372	98,420	1,701,642	—	1,701,642
(2) Inter-segment Ordinary Income	12,883	17,840	49,149	79,873	(79,873)	—

Total	1,369,732	264,212	147,570	1,781,516	(79,873)	1,701,642

Ordinary Expenses	997,114	194,147	131,044	1,322,306	(73,684)	1,248,621

Ordinary Profits	372,618	70,065	16,525	459,209	(6,188)	453,021

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: credit card business, investment advisory business and other

For the six months ended September 30, 2006

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,488,724	296,261	78,983	1,863,970	—	1,863,970
(2) Inter-segment Ordinary Income	18,925	30,790	57,076	106,793	(106,793)	—

Total	1,507,650	327,052	136,060	1,970,763	(106,793)	1,863,970

Ordinary Expenses	1,036,921	276,100	119,934	1,432,956	(99,142)	1,333,814

Ordinary Profits	470,729	50,951	16,126	537,807	(7,651)	530,155

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and other

For the fiscal year ended March 31, 2006

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,813,124	558,830	185,594	3,557,549	—	3,557,549
(2) Inter-segment Ordinary Income	24,379	48,741	115,480	188,600	(188,600)	—

Total	2,837,503	607,572	301,075	3,746,150	(188,600)	3,557,549

Ordinary Expenses	2,121,573	438,404	258,502	2,818,479	(181,999)	2,636,480

Ordinary Profits	715,930	169,167	42,572	927,670	(6,601)	921,069

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and other

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Mizuho Financial Group, Inc.

2. Segment Information by Geographic Area

For the six months ended September 30, 2005

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,357,032	161,315	126,203	57,092	1,701,642	—	1,701,642
(2) Inter-segment Ordinary Income	26,316	68,448	13,982	3,779	112,527	(112,527)	—

Total	1,383,348	229,763	140,186	60,871	1,814,170	(112,527)	1,701,642

Ordinary Expenses	976,239	195,297	124,812	46,246	1,342,595	(93,973)	1,248,621

Ordinary Profits	407,109	34,466	15,374	14,625	471,575	(18,554)	453,021

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

For the six months ended September 30, 2006

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,292,138	278,858	196,835	96,137	1,863,970	—	1,863,970
(2) Inter-segment Ordinary Income	25,212	64,508	19,088	2,215	111,024	(111,024)	—

Total	1,317,350	343,366	215,924	98,353	1,974,994	(111,024)	1,863,970

Ordinary Expenses	849,902	311,172	201,118	78,801	1,440,995	(107,180)	1,333,814

Ordinary Profits	467,448	32,194	14,805	19,551	533,999	(3,843)	530,155

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

For the fiscal year ended March 31, 2006

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,724,307	413,195	314,021	106,025	3,557,549	—	3,557,549
(2) Inter-segment Ordinary Income	52,129	118,943	59,183	40,604	270,861	(270,861)	—

Total	2,776,437	532,139	373,205	146,629	3,828,411	(270,861)	3,557,549

Ordinary Expenses	2,014,512	451,753	293,742	113,076	2,873,084	(236,603)	2,636,480

Ordinary Profits	761,925	80,385	79,462	33,552	955,326	(34,257)	921,069

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

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Mizuho Financial Group, Inc.

3. Ordinary Income from Overseas Entities

For the six months ended September 30, 2005

Millions of yen
Ordinary Income from Overseas Entities	Total Ordinary Income	Ordinary Income of Overseas Entities’ Ratio
344,610	1,701,642	20.2%

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income.

Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the six months ended September 30, 2006

Millions of yen
Ordinary Income from Overseas Entities	Total Ordinary Income	Ordinary Income of Overseas Entities’ Ratio
571,831	1,863,970	30.6%

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income.

Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2006

Millions of yen
Ordinary Income from Overseas Entities	Total Ordinary Income	Ordinary Income of Overseas Entities’ Ratio
833,242	3,557,549	23.4%

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income.

Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

MANUFACTURING, ORDER-BOOK AND RETAIL SITUATION

There is no applicable information on “Manufacturing, order-book and retail situation.”

MARKET VALUE INFORMATION ON DERIVATIVE TRANSACTIONS

Please refer to the EDINET system.

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Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED BALANCE SHEETS (selected items)

	Millions of yen
	As of September 30, 2006 (A)	As of September 30, 2005 (B)	Change (A) - (B)	As of March 31, 2006 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥3,490,918	¥5,124,514	¥(1,633,596)	¥5,016,216	¥(1,525,297)
Call Loans and Bills Purchased	458,825	316,184	142,640	938,435	(479,610)
Receivables under Resale Agreements	8,655,773	6,146,366	2,509,407	5,976,043	2,679,730
Guarantee Deposits Paid under Securities Borrowing Transactions	7,567,197	8,848,749	(1,281,551)	8,643,570	(1,076,372)
Other Debt Purchased	2,907,480	1,435,121	1,472,359	2,476,132	431,348
Trading Assets	10,584,892	11,389,933	(805,040)	10,007,149	577,742
Money Held in Trust	39,024	42,783	(3,759)	49,898	(10,873)
Securities	37,093,870	38,447,107	(1,353,236)	37,702,957	(609,086)
Loans and Bills Discounted	65,062,729	63,811,414	1,251,315	65,408,672	(345,942)
Foreign Exchange Assets	781,032	844,340	(63,308)	809,205	(28,173)
Other Assets	5,916,106	5,443,942	472,164	6,463,242	(547,136)
Tangible Fixed Assets	796,615	—	796,615	—	796,615
Intangible Fixed Assets	237,804	—	237,804	—	237,804
Premises and Equipment	—	983,510	(983,510)	955,888	(955,888)
Deferred Debenture Charges	58	269	(211)	267	(209)
Deferred Tax Assets	378,429	795,742	(417,312)	423,572	(45,142)
Customers’ Liabilities for Acceptances and Guarantees	5,735,419	4,274,258	1,461,160	5,556,929	178,489
Reserves for Possible Losses on Loans	(742,778)	(1,014,562)	271,784	(814,178)	71,399
Reserve for Possible Losses on Investments	(1,080)	(1,676)	596	(1,208)	128

Total Assets	¥148,962,319	¥146,887,998	¥2,074,320	¥149,612,794	¥(650,474)

Liabilities
Deposits	¥71,912,235	¥71,923,164	¥(10,929)	¥73,007,994	¥(1,095,758)
Negotiable Certificates of Deposit	9,624,366	8,479,821	1,144,545	9,359,131	265,235
Debentures	5,553,640	7,242,231	(1,688,591)	6,606,305	(1,052,665)
Call Money and Bills Sold	7,229,632	8,362,955	(1,133,323)	9,466,054	(2,236,421)
Payables under Repurchase Agreements	12,345,445	10,976,813	1,368,631	10,079,585	2,265,860
Guarantee Deposits Received under Securities Lending Transactions	6,402,587	6,413,986	(11,399)	7,301,540	(898,952)
Commercial Paper	30,000	51,400	(21,400)	50,000	(20,000)
Trading Liabilities	7,743,727	8,809,022	(1,065,294)	7,880,634	(136,907)
Borrowed Money	4,794,865	2,697,826	2,097,038	2,768,811	2,026,053
Foreign Exchange Liabilities	208,210	361,597	(153,387)	389,638	(181,427)
Short-term Bonds	887,683	2,359,900	(1,472,216)	1,385,100	(497,416)
Bonds and Notes	2,815,959	2,423,541	392,417	2,488,498	327,461
Due to Trust Accounts	1,145,828	1,497,206	(351,377)	1,354,889	(209,060)
Other Liabilities	6,483,986	5,903,351	580,635	5,382,931	1,101,054
Reserve for Bonus Payments	27,572	25,498	2,074	35,374	(7,801)
Reserve for Employee Retirement Benefits	37,201	37,622	(420)	38,616	(1,415)
Reserve for Contingencies	31,764	40,136	(8,371)	45,567	(13,802)
Reserves under Special Laws	2,509	2,043	465	2,352	157
Deferred Tax Liabilities	146,130	36,854	109,275	127,847	18,282
Deferred Tax Liabilities for Revaluation Reserve for Land	114,236	127,662	(13,425)	120,873	(6,636)
Acceptances and Guarantees	5,735,419	4,274,258	1,461,160	5,556,929	178,489

Total Liabilities	143,273,005	142,046,896	1,226,109	143,448,677	(175,672)

Net Assets
Total Shareholders’ Equity	3,121,572	—	3,121,572	—	3,121,572

Total Valuation and Translation Adjustments	1,212,367	—	1,212,367	—	1,212,367

Minority Interests	1,355,374	—	1,355,374	—	1,355,374

Total Net Assets	5,689,314	—	5,689,314	—	5,689,314

Total Liabilities and Net Assets	¥148,962,319	¥—	¥148,962,319	¥—	¥148,962,319

Minority Interests
Minority Interests	—	1,157,819	(1,157,819)	1,359,122	(1,359,122)

Shareholders’ Equity
Total Shareholders’ Equity	—	3,683,283	(3,683,283)	4,804,993	(4,804,993)

Total Liabilities, Minority Interests and Shareholders’ Equity	¥—	¥146,887,998	¥(146,887,998)	¥149,612,794	¥(149,612,794)

Note : Amounts less than one million yen are rounded down.

1-34

Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME (selected items)

	Millions of yen
	For the six months ended September 30, 2006	For the six months ended September 30, 2005	Change	For the fiscal year ended March 31, 2006
Ordinary Income	¥1,863,970	¥1,701,642	¥162,327	¥3,557,549
Interest Income	1,153,833	904,469	249,363	1,935,048
Interest on Loans and Bills Discounted	605,511	522,111	83,400	1,071,892
Interest and Dividends on Securities	255,464	196,704	58,759	456,749
Fiduciary Income	33,344	34,103	(759)	78,843
Fee and Commission Income	305,539	301,915	3,624	650,549
Trading Income	108,217	82,921	25,296	211,029
Other Operating Income	137,863	201,097	(63,233)	354,481
Other Ordinary Income	125,170	177,134	(51,963)	327,595

Ordinary Expenses	1,333,814	1,248,621	85,192	2,636,480
Interest Expenses	618,708	371,301	247,407	872,403
Interest on Deposits	206,150	100,699	105,450	249,176
Interest on Debentures	18,222	26,307	(8,085)	48,208
Fee and Commission Expenses	56,610	46,496	10,113	94,614
Trading Expenses	3,658	1,401	2,257	6,088
Other Operating Expenses	62,303	59,487	2,815	254,408
General and Administrative Expenses	535,340	548,388	(13,048)	1,095,243
Other Ordinary Expenses	57,192	221,546	(164,353)	313,722

Ordinary Profits	530,155	453,021	77,134	921,069

Extraordinary Gains	119,326	64,666	54,660	174,616

Extraordinary Losses	16,661	23,407	(6,746)	115,543

Income before Income Taxes and Minority Interests	632,821	494,279	138,541	980,142
Income Taxes:
Current	19,610	24,897	(5,287)	64,038
Deferred	187,040	89,485	97,554	185,035

Minority Interests in Net Income	33,832	41,305	(7,473)	81,164

Net Income	¥392,338	¥338,590	¥53,747	¥649,903

Note : Amounts less than one million yen are rounded down.

1-35

Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS (selected items)

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends *	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses *	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	392,338	—	392,338	—	—	—	—	—	—	392,338
Repurchase of Treasury Stock	—	—	—	(603,980)	(603,980)	—	—	—	—	—	—	(603,980)
Disposition of Treasury Stock	—	19	—	24	44	—	—	—	—	—	—	44
Cancellation of Treasury Stock	—	(70)	(618,693)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	9,600	—	9,600	—	—	—	—	—	—	9,600
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(82,376)	(103,971)	(9,600)	6,778	(189,170)	(3,748)	(192,919)

Total Changes during the period	—	(50)	(296,640)	14,808	(281,882)	(82,376)	(103,971)	(9,600)	6,778	(189,170)	(3,748)	(474,802)

Balance as of September 30, 2006	¥1,540,965	¥411,110	¥1,201,502	¥(32,006)	¥3,121,572	¥1,196,840	¥(103,971)	¥160,783	¥(41,284)	¥1,212,367	¥1,355,374	¥5,689,314

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

	Millions of yen
	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2006
Capital Surplus
Balance at the beginning of the fiscal year	¥1,022,571	¥1,022,571
Increases	7	516,262
Decreases	952,913	1,127,672
Balance at the end of the period/fiscal year	¥69,665	¥411,160
Retained Earnings
Balance at the beginning of the fiscal year	¥1,048,530	¥1,048,530
Increases	350,806	675,762
Decreases	75,883	226,149
Balance at the end of the period/fiscal year	¥1,323,453	¥1,498,143

Note: Amounts less than one million yen are rounded down.

1-36

Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS (selected items)

	Millions of yen
	For the six months ended September 30, 2006	For the six months ended September 30, 2005	Change	For the fiscal year ended March 31, 2006
I. Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥632,821	¥494,279	¥138,541	¥980,142
Depreciation	63,391	59,267	4,124	119,417
Losses on Impairment of Fixed Assets	2,789	16,585	(13,796)	22,360
Amortization of Goodwill	758	—	758	—
Amortization of Consolidation Differences	—	1	(1)	68
Equity in Income from Investments in Affiliates	(4,201)	(4,795)	594	(9,161)
Increase (Decrease) in Reserves for Possible Losses on Loans	(71,426)	(132,446)	61,020	(333,202)
Increase (Decrease) in Reserve for Possible Losses on Investments	(128)	(4,575)	4,446	(5,042)
Increase (Decrease) in Reserve for Contingencies	(13,802)	30,028	(43,830)	35,459
Increase (Decrease) in Reserve for Bonus Payments	(8,525)	(8,901)	375	633
Increase (Decrease) in Reserve for Employee Retirement Benefits	(1,467)	485	(1,952)	1,330
Interest Income - accrual basis	(1,153,833)	(904,469)	(249,363)	(1,935,048)
Interest Expenses - accrual basis	618,708	371,301	247,407	872,403
Losses (Gains) on Securities	(100,016)	(77,973)	(22,042)	(39,952)
Losses (Gains) on Money Held in Trust	31	(142)	174	(437)
Foreign Exchange Losses (Gains) - net	(30,451)	(133,150)	102,698	(241,237)
Losses (Gains) on Disposition of Fixed Assets	2,992	—	2,992	—
Losses (Gains) on Disposition of Premises and Equipment	—	(1,591)	1,591	(3,723)
Decrease (Increase) in Trading Assets	(523,687)	(315,948)	(207,739)	1,122,067
Increase (Decrease) in Trading Liabilities	(190,778)	850,965	(1,041,744)	(124,224)
Decrease (Increase) in Loans and Bills Discounted	354,570	(777,902)	1,132,472	(2,266,529)
Increase (Decrease) in Deposits	(1,107,502)	2,420,401	(3,527,904)	3,464,844
Increase (Decrease) in Negotiable Certificates of Deposit	265,235	(2,388,674)	2,653,910	(1,509,370)
Increase (Decrease) in Debentures	(1,052,665)	(552,841)	(499,824)	(1,188,767)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	2,053,014	118,398	1,934,615	161,779
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	230,096	(182,592)	412,689	(399,103)
Decrease (Increase) in Call Loans, etc.	(2,396,650)	(1,401,131)	(995,519)	(2,722,165)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,076,372	(168,411)	1,244,783	36,770
Increase (Decrease) in Call Money, etc.	(279,665)	2,519,634	(2,799,299)	2,552,697
Increase (Decrease) in Commercial Paper	(20,000)	(1,345,800)	1,325,800	(1,347,200)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(898,952)	(1,221,049)	322,096	(333,495)
Decrease (Increase) in Foreign Exchange Assets	28,906	(127,696)	156,603	(91,837)
Increase (Decrease) in Foreign Exchange Liabilities	(181,447)	68,781	(250,228)	96,563
Increase (Decrease) in Short-term Bonds (Liabilities)	(497,416)	2,099,600	(2,597,016)	1,124,800
Increase (Decrease) in Bonds and Notes	378,851	42,057	336,794	104,042
Increase (Decrease) in Due to Trust Accounts	(209,060)	129,636	(338,697)	(12,680)
Interest and Dividend Income - cash basis	1,118,722	905,355	213,366	1,940,172
Interest Expenses - cash basis	(578,028)	(380,295)	(197,732)	(879,807)
Board Members’ Bonuses	(70)	—	(70)	—
Other - net	(528,489)	(224,063)	(304,425)	(618,666)

Subtotal	(3,021,005)	(227,673)	(2,793,332)	(1,426,099)
Cash Paid in Income Taxes	(24,296)	(66,701)	42,404	(243,028)

Net Cash Provided by (Used in) Operating Activities	(3,045,302)	(294,374)	(2,750,927)	(1,669,128)

II. Cash Flow from Investing Activities
Payments for Purchase of Securities	(29,222,483)	(41,414,297)	12,191,814	(66,512,317)
Proceeds from Sale of Securities	17,578,658	20,348,175	(2,769,516)	30,852,118
Proceeds from Redemption of Securities	14,226,624	20,353,611	(6,126,987)	35,572,415
Payments for Increase in Money Held in Trust	(21,114)	(14,211)	(6,903)	(50,347)
Proceeds from Decrease in Money Held in Trust	31,911	240	31,670	29,433
Payments for Purchase of Tangible Fixed Assets	(25,568)	—	(25,568)	—
Payments for Purchase of Intangible Fixed Assets	(13,537)	—	(13,537)	—
Payments for Purchase of Premises and Equipment	—	(31,413)	31,413	(58,263)
Proceeds from Sale of Tangible Fixed Assets	18,148	—	18,148	—
Proceeds from Sale of Intangible Fixed Assets	214	—	214	—
Proceeds from Sale of Premises and Equipment	—	39,074	(39,074)	67,722
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(800)	—	(800)	(25)

Net Cash Provided by (Used in) Investing Activities	2,572,052	(718,821)	3,290,874	(99,262)

III. Cash Flow from Financing Activities
Proceeds from Issuance of Subordinated Borrowed Money	34,757	88,000	(53,242)	278,000
Repayments of Subordinated Borrowed Money	(62,000)	(144,932)	82,932	(307,054)
Proceeds from Issuance of Subordinated Bonds	202,191	226,574	(24,383)	367,177
Payments for Redemption of Subordinated Bonds	(273,700)	(222,309)	(51,390)	(386,515)
Proceeds from Investments in Minority Shareholders	—	—	—	141,857
Cash Dividends Paid	(79,748)	(75,883)	(3,864)	(75,725)
Cash Dividends Paid to Minority Shareholders	(41,525)	(36,778)	(4,747)	(50,478)
Payments for Repurchase of Treasury Stock	(603,980)	(693,197)	89,216	(944,321)
Proceeds from Sale of Treasury Stock	44	32	12	530,388

Net Cash Used in Financing Activities	(823,961)	(858,493)	34,532	(446,671)

IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	657	(120)	778	928

V. Net Decrease in Cash and Cash Equivalents	(1,296,553)	(1,871,810)	575,256	(2,214,133)

VI. Cash and Cash Equivalents at the beginning of the fiscal year	3,387,929	5,602,062	(2,214,133)	5,602,062

VII. Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	(0)	—	(0)	—

VIII. Cash and Cash Equivalents at the end of the period/fiscal year	¥2,091,375	¥3,730,252	¥(1,638,876)	¥3,387,929

Note: Amounts less than one million yen are rounded down.

1-37

For Immediate Release:	November 20, 2006

Non-consolidated Financial Statements for the First Half of Fiscal 2006

<under Japanese GAAP>

Company Name:		Mizuho Financial Group, Inc. (“MHFG”)
Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Address:		5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For Inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting
	Phone:	81-3-5224-2030
Meeting of the Board of Directors for Financial Results:		November 20, 2006
Scheduled Dividend Payment Commencement Date:		—
Special Round Lot :		Not applicable

1. Financial Highlights for the First Half of Fiscal 2006 (for the six months ended September 30, 2006)

(1) Results of Operations

	Amounts less than one million yen are rounded down
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
1H F2006	1,234,363	931.2	1,225,085	982.2	1,219,706	979.4	1,241,772	747.7	103,714.54
1H F2005	119,704	505.8	113,205	706.6	112,995	714.4	146,494	613.3	12,205.83

Fiscal 2005	128,990		115,512		113,452		790,240		63,040.65

Notes:	1.	Average outstanding shares of common stock (excl. treasury stock): 1H F2006 : 11,939,258 shares ; 1H F2005 : 12,002,040 shares ; F2005 12,001,823 shares

	2.	Change in accounting method: Yes
		Pursuant to change in accounting standards upon the enforcement of the Company Law.
		Please refer to “Changes in Basis for Presentation and Principles of Preparation of Financial Statements” for details.

	3.	Percentage figures in Operating Income, Operating Profits, Ordinary Profits and Net Income represent changes in the respective accounts compared with the corresponding period of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Total Net Assets	Shareholders’ Equity Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1H F2006	4,772,176	3,178,778	66.6	185,215.51
1H F2005	4,192,598	2,359,657	56.3	44,095.59

Fiscal 2005	4,793,061	2,752,319	57.4	94,861.81

Notes:	1.	Outstanding shares of common stock (excl. treasury stock): As of September 30, 2006 : 11,869,140 shares ; As of September 30, 2005 : 12,001,812 shares ; As of March 31, 2006 : 12,001,399 shares

	2.	Outstanding shares of treasury stock (common stock):
		As of September 30, 2006 : 3,055 shares ; As of September 30, 2005 : 2,183 shares ; As of March 31, 2006 : 2,596 shares

2. Earnings Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

	Operating Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
Fiscal 2006	1,250,000	1,220,000	1,240,000

Reference: Net Income per Share of Common Stock (Fiscal 2006 estimate): ¥102,494.96

3. Cash Dividends for Common Shareholders

		Cash Dividends per Share (annual)
		Interim period-end	Fiscal year-end
		¥	¥	¥
Fiscal 2005		—	4,000	4,000
Fiscal 2006	(record)	—
	(estimate)		7,000	7,000
*	Please refer to p.2-3 for our note regarding the use of earnings estimates and other forward-looking statements.

Mizuho Financial Group, Inc.

Number of Shares

	First Half of Fiscal 2006		First Half of Fiscal 2005		Fiscal 2005
	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	11,939,258	11,869,140	12,002,040	12,001,812	12,001,823	12,001,399
Second Series Class II Preferred Stock	—	—	50,327	—	25,232	—
Third Series Class III Preferred Stock	—	—	81,967	—	41,095	—
Fourth Series Class IV Preferred Stock	77,049	—	150,000	150,000	150,000	150,000
Sixth Series Class VI Preferred Stock	77,049	—	150,000	150,000	150,000	150,000
Seventh Series Class VII Preferred Stock	—	—	125,000	125,000	66,438	—
Eighth Series Class VIII Preferred Stock	—	—	48,606	—	24,369	—
Tenth Series Class X Preferred Stock	—	—	114,754	—	57,534	—
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740	943,740	943,740
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690	36,690	36,690

Notes:	1.	Minimum number of shares for trading for common and preferred stock : 1 share

	2.	Treasury stock is excluded from the number of outstanding shares.

Cash Dividends for Shareholders

				Cash Dividends per Share (annual)
				Interim period-end	Fiscal year-end
				¥	¥	¥
Common Stock	Fiscal 2005			—	4,000	4,000
	Fiscal 2006	(record	)	—
		(estimate	)		7,000	7,000
Fourth Series Class IV Preferred Stock	Fiscal 2005			—	47,600	47,600
	Fiscal 2006	(record	)	—
		(estimate	)		—	—
Sixth Series Class VI Preferred Stock	Fiscal 2005			—	42,000	42,000
	Fiscal 2006	(record	)	—
		(estimate	)		—	—
Seventh Series Class VII Preferred Stock	Fiscal 2005			—	—	—
	Fiscal 2006	(record	)	—
		(estimate	)		—	—
Eleventh Series Class XI Preferred Stock	Fiscal 2005			—	20,000	20,000
	Fiscal 2006	(record	)	—
		(estimate	)		20,000	20,000
Thirteenth Series Class XIII Preferred Stock	Fiscal 2005			—	30,000	30,000
	Fiscal 2006	(record	)	—
		(estimate	)		30,000	30,000

2-2

Mizuho Financial Group, Inc.

Formulae for indices - Financial Highlights for the First Half of Fiscal 2006

Net Income per Share of Common Stock

Net Income — Amount not attributable to common shareholders (*1)
Average outstanding shares of common stock (during the period) (*2)

Total Net Assets per Share of Common Stock

Total Net Assets (period-end) — Deduction (*3)
Outstanding shares of common stock (period-end) (*2)

Formula for index - Earnings Estimates for Fiscal 2006

Net Income per Share of Common Stock (Fiscal 2006 estimate)

Net Income (estimate) — Cash dividends on preferred stock and others (estimate)
Outstanding shares of common stock (period-end) (*2)

*1	Cash Dividends on preferred stock and others.
*2	Treasury stock is excluded from outstanding shares of stock.
*3	Issue amount of preferred stock, cash dividends on preferred stock and others.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimations, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-3

Mizuho Financial Group, Inc.

NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen, %
	As of September 30, 2005%		As of September 30, 2006%		As of March 31, 2006 (Selected Items)%
Assets
Current Assets
Cash and Due from Banks	¥1,079,736		¥10,097		¥2,361
Accounts Receivable	—		248,545		272,328
Other Current Assets	23,919		8,240		4,545
Total Current Assets	1,103,655	26.3	266,883	5.6	279,234	5.8
Fixed Assets
Tangible Fixed Assets	901		693		771
Intangible Fixed Assets	4,418		3,867		4,304
Investments	3,083,165		4,500,580		4,508,445
Investments in Subsidiaries and Affiliates	3,080,021		4,496,426		4,505,283
Other Investments	3,143		4,154		3,162
Total Fixed Assets	3,088,485	73.7	4,505,141	94.4	4,513,521	94.2
Deferred Assets	457	0.0	152	0.0	304	0.0

Total Assets	¥4,192,598	100.0	¥4,772,176	100.0	¥4,793,061	100.0

Liabilities
Current Liabilities
Short-term Borrowings	¥—		¥1,380,000		¥965,000
Short-term Bonds	1,830,000		210,000		1,072,000
Reserve for Bonus Payments	172		189		161
Other Current Liabilities	1,586		1,086		2,318
Total Current Liabilities	1,831,758	43.7	1,591,275	33.4	2,039,479	42.6
Non-Current Liabilities
Reserve for Employee Retirement Benefits	280		572		389
Other Non-Current Liabilities	902		1,549		872
Total Non-Current Liabilities	1,182	0.0	2,121	0.0	1,261	0.0

Total Liabilities	1,832,941	43.7	1,593,397	33.4	2,040,741	42.6

Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965	36.7	—	—	1,540,965	32.1
Capital Surplus
Capital Reserve	385,241		—		385,241
Other Capital Surplus	174,794		—		50
Total Capital Surplus	560,036	13.4	—	—	385,291	8.0
Retained Earnings
Appropriated Reserve	4,350		—		4,350
Unappropriated Retained Earnings	255,186		—		822,956
Total Retained Earnings	259,536	6.2	—	—	827,306	17.3
Net Unrealized Gains on Other Securities, net of Taxes	1	0.0	—	—	12	0.0
Treasury Stock	(882)	(0.0)	—	—	(1,255)	(0.0)

Total Shareholders’ Equity	2,359,657	56.3	—	—	2,752,319	57.4

Total Liabilities and Shareholders’ Equity	¥4,192,598	100.0	¥—	—	¥4,793,061	100.0

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	—	—	1,540,965	32.3	—	—
Capital Surplus
Capital Reserve	—		385,241		—
Total Capital Surplus	—	—	385,241	8.0	—	—
Retained Earnings
Appropriated Reserve	—		4,350		—
Other Retained Earnings	—		1,249,924		—
Retained Earnings Brought Forward	—		1,249,924		—
Total Retained Earnings	—	—	1,254,274	26.3	—	—
Treasury Stock	—	—	(1,713)	(0.0)	—	—

Total Shareholders’ Equity	—	—	3,178,767	66.6	—	—

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes	—	—	10	0.0	—	—

Total Valuation and Translation Adjustments	—	—	10	0.0	—	—

Total Net Assets	—	—	3,178,778	66.6	—	—

Total Liabilities and Net Assets	¥—	—	¥4,772,176	100.0	¥—	—

2-4

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen, %
	For the six months ended September 30, 2005%		For the six months ended September 30, 2006%		For the fiscal year ended March 31, 2006 (Selected Items)%
Operating Income	¥119,704	100.0	¥1,234,363	100.0	¥128,990	100.0
Operating Expenses	6,499	5.4	9,277	0.8	13,477	10.4
General and Administrative Expenses	6,499		9,277		13,477

Operating Profits	113,205	94.6	1,225,085	99.2	115,512	89.6

Non-Operating Income	227	0.2	185	0.0	252	0.2
Non-Operating Expenses	438	0.4	5,564	0.4	2,311	1.8

Ordinary Profits	112,995	94.4	1,219,706	98.8	113,452	88.0

Extraordinary Gains	35,023	29.3	24,563	2.0	682,934	529.4
Extraordinary Losses	1,373	1.2	2,730	0.2	6,154	4.8

Income before Income Taxes	146,645	122.5	1,241,539	100.6	790,232	612.6

Income Taxes:
Current	137		2		30
Deferred	12		(235)		(38)

Total Income Taxes	150	0.1	(233)	(0.0)	(8)	(0.0)

Net Income	146,494	122.4	1,241,772	100.6	790,240	612.6

Retained Earnings Brought Forward from Previous Fiscal Year	108,691		—		108,691
Cancellation of Treasury Stock	—		—		75,976

Unappropriated Retained Earnings	¥255,186		¥—		¥822,956

2-5

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments	Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes
						Retained Earnings Brought Forward
Balance as of March 31, 2006	¥1,540,965	¥385,241	¥50	¥385,291	¥4,350	¥822,956	¥827,306	¥(1,255)	¥2,752,307	¥12	¥2,752,319

Changes during the period
Cash Dividends *	—	—	—	—	—	(81,421)	(81,421)	—	(81,421)	—	(81,421)
Net Income	—	—	—	—	—	1,241,772	1,241,772	—	1,241,772	—	1,241,772
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(733,935)	(733,935)	—	(733,935)
Disposition of Treasury Stock	—	—	19	19	—	—	—	24	44	—	44
Cancellation of Treasury Stock	—	—	(70)	(70)	—	(733,382)	(733,382)	733,452	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(1)	(1)

Total Changes during the period	—	—	(50)	(50)	—	426,968	426,968	(457)	426,460	(1)	426,458

Balance as of September 30, 2006	¥1,540,965	¥385,241	—	¥385,241	¥4,350	¥1,249,924	¥1,254,274	¥(1,713)	¥3,178,767	¥10	¥3,178,778

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

2-6

Mizuho Financial Group, Inc.

BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF FINANCIAL STATEMENTS

1. Valuation of Securities

Investments in subsidiaries and affiliates and Other Securities which do not have readily determinable fair value are stated at acquisition cost and determined by the moving average method.

2. Depreciation and Amortization of Fixed Assets

(a)	Tangible Fixed Assets

Depreciation of buildings is computed by the straight-line method, and that of equipment is computed by the declining-balance method with the following range of useful lives.

Buildings:    4 years to 47 years

Equipment:  2 years to 17 years

(b)	Intangible Fixed Assets

Trademarks are amortized under the straight-line method over ten years.

Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

3. Capitalization and Amortization of Deferred Assets

Establishment Costs and Start-Up Costs are capitalized and amortized under the straight-line method over five years.

4.	Reserves

(a)	Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the interim period, based on the estimated future payments.

(b)	Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount accrued at the end of the interim period, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the current employees.

5. Leases

Finance leases that do not involve transfer of ownership to the lessee are accounted for as operating leases.

6. Consumption Taxes and Local Consumption Taxes

Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

2-7

Mizuho Financial Group, Inc.

CHANGES IN BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF FINANCIAL STATEMENTS

1. Accounting Standards for Presentation of Net Assets in the Balance Sheet

“Accounting Standards for Presentation of Net Assets in the Balance Sheet” (the Accounting Standards Board of Japan (“ASBJ”) Statement No. 5, December 9, 2005) and “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) are adopted as the new accounting standards and guidance commencing with the period.

The amount corresponding to former “Shareholders’ Equity” as of the end of this period was ¥3,178,778 million.

2. Accounting Standards for Treasury Shares and Appropriation of Legal Reserve

“Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No. 1, February 21, 2002) and “Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, February 21, 2002) were partially revised as of December 27, 2005 and August 11, 2006. Given that the revisions apply to procedures stipulated by the Company Law, MHFG has applied the above standards and guidance commencing with this period. The effect of the application on the non-consolidated balance sheet is immaterial.

CHANGE IN PRESENTATION OF FINANCIAL STATEMENTS

Until the previous interim period, “Accounts Receivable” was included in “Other Current Assets,” but is presented as an individual item for this period as the amount is considered to be more material.

The amount of “Accounts Receivable” at the end of the previous interim period was ¥21,973 million.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1. Accumulated depreciation of Tangible Fixed Assets amounted to ¥1,068 million.

2. The following assets were pledged as collateral:

Investments	¥1,072 million

3. Guarantee

(a)	MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. The amount of the subordinated guarantee is ¥475,682 million.

(b)	Based upon the regulations of the German Deposit Protection Fund, MHFG has submitted to the Association of German Banks a letter of indemnity to recompense the association regarding deposits of the German branches of Mizuho Corporate Bank, Ltd. and Mizuho Corporate Bank (Germany) Aktiengesellschaft if necessary.

Mizuho Corporate Bank, Ltd.	¥30,406 million
Mizuho Corporate Bank (Germany) Aktiengesellschaft	¥16,163 million

2-8

Mizuho Financial Group, Inc.

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1. Depreciation and amortization expenses:

Tangible Fixed Assets	¥97 million
Intangible Fixed Assets	¥714 million

2. Major item in Non-Operating Income:

Interest Income	¥12 million

3. Major items in Non-Operating Expenses:

Interest on Borrowed Money	¥4,872 million
Interest on Short-term Bonds	¥516 million

NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Types and number of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2006	Increase during the period	Decrease during the period	As of September 30, 2006	Remarks
Treasury stock

Common stock	2	132	131	3	*1

Fourth Series Class IV Preferred Stock	—	150	150	—	*2
Sixth Series Class VI Preferred Stock	—	150	150	—	*2

Total	2	432	431	3

*1.	Increases are due to repurchase of treasury stock (131 thousand shares of common stock) and fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (131 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).
*2.	Increases and decreases are due to repurchase and cancellation of treasury stock (preferred stock).
*3.	“Accounting Standards for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standards for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005) took effect as of the interim period ending on or after the enforcement date of the Company Law. Thus, the standards and guidance were adopted commencing with this period for preparing the “Non-Consolidated Statement of Changes in Net Assets.”

SECURITIES

Unrealized gains on investments in subsidiaries and affiliates which have readily determinable fair value are as follows:

	Amount on Balance Sheet	Fair Value	Unrealized Gains
Investments in Subsidiaries	¥137,171 million	¥934,429 million	¥797,257 million

2-9

SUMMARY OF INTERIM RESULTS

For Fiscal 2006

<Under Japanese GAAP>

Summary Results for the First Half of Fiscal 2006

Mizuho Financial Group (“the Group”) has steadily enhanced our comprehensive profitability centering on income from Customer Groups through implementation of various key initiatives under the “Channel to Discovery” Plan. We have also repaid in full the public funds in July 2006 and successfully listed on the New York Stock Exchange in November 2006. Along with the listing, the Group has been working intensively on establishment of a sound management base to sustain further growth, including reinforcement of internal controls over financial reporting. The summary results for the first half of fiscal 2006, which reflects these efforts, are described below.

I. Summary of Income Analysis

•	Consolidated Net Business Profits

•	Consolidated Gross Profits for the first half of fiscal 2006 decreased by JPY 48.3 billion on a year-on-year basis mainly due to a decrease in market-related income (i.e. a JPY 19.2 billion decrease in Net Gains related to Bonds for 3 Banks from the corresponding period of the previous fiscal year) and a decrease in the profits of the Group’s securities companies. As for Customer Groups, however, interest income bottomed out and showed an increase, and fee and commission income from various areas has steadily increased.

•	Consolidated Net Business Profits for the first half of fiscal 2006 decreased by JPY 60.2 billion on a year-on-year basis due to a combination of the above factors and an increase in G&A expenses driven by an outlay on “Strategic Expenses.”

(Consolidated)

	1H of FY2006
		Change from 1H of FY2005
(JPY Bn)
Consolidated Gross Profits	997.5	-48.3
Consolidated Net Business Profits *1	447.7	-60.2
Credit-related Costs	93.0	107.6
Net Gains related to Stocks *2	89.8	-31.5
Ordinary Profits	530.1	77.1
Net Income	392.3	53.7

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + certain equity in income from investments in affiliates and other consolidation adjustments
*2:	Gains of JPY 15.0 billion on sale of stock associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks.

The corresponding figure for 1H of FY 2005 includes gains of JPY 42.4 billion on sales of common stock of our subsidiary.

•	Consolidated Net Income

•	Consolidated Net Income for the first half of fiscal 2006 amounted to JPY 392.3 billion (a JPY 53.7 billion increase from the corresponding period of the previous fiscal year), which is JPY 52.3 billion higher than the original earnings estimates of JPY 340.0 billion announced in May 2006. This is mainly due to Reversal of Reserves for Possible Losses on Loans and the recording of Net Gains related to Stocks.

•	As a result of the performance described above, Earnings per Share (“EPS”) for the first half of fiscal 2006 have steadily increased on a year-on-year basis, and Return on Equity (“ROE”) remains at a high level.

(Reference) 3 Banks

	1H of FY2006
		Change from 1H of FY2005
( JPY Bn)
Gross Profits *	816.8	-31.2
G&A Expenses (excluding Non-Recurring Losses)	-423.7	-19.6
Net Business Profits *	393.1	-51.5
Credit-related Costs	86.1	100.7
Net Gains related to Stocks	81.4	8.8
Ordinary Profits *	450.6	147.2
Net Income *	362.7	83.8

*	Figures in 1H of FY2005 exclude JPY 120.0 billion of dividends from the financial subsidiaries for corporate revitalization.

(Consolidated)

	1H of FY2006
		Change from 1H of FY2005
EPS *1 (JPY)	30,787	6,755
ROE *2	17.1%	-0.6%

*1:	Fully diluted EPS: Diluted Net Income for 1H Earnings per Share of Common Stock*

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]

*2:	Return on Equity = Annualized Net Income**/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <beginning>*** + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <half-year-end>***} /2 ]X 100
[** Net Income for 1H of FY2006 (Apr. 1 - Sep. 30, 2006) X 365 / 183]
[*** Figures other than for Sep 30, 2006 calculated using former “Total Shareholders’ Equity” data]

II. Steady Enhancement of the Group’s Comprehensive Profitability

- Steady increase in income from Customer Groups

•	Net Interest Income

•	Consolidated Net Interest Income increased on a year-on-year basis mainly because of the mitigated downward trend in loan interest income, positive impact of interest rate rises, and an increase in dividends for investments backed by the recovery in corporate performance.

•	Our loan balance in the first half of fiscal 2006 steadily increased mainly driven by overseas lending. The average balance of domestic loans remained at the same level as that of the corresponding period of the previous fiscal year, while there were increases in loans to middle-sized corporations among the SMEs, housing loans, and loans to individuals in alliance with Orient Corporation, all of which are the areas that we have been focusing on.

•	Non-Interest Income

•	Aggregate Net Fee and Commission Income of 3 Banks continued to increase by JPY 7.7 billion, or 4.5%, on a year-on-year basis.

•	As for our corporate business, while fee and commission income from solution-related businesses declined, that from settlement and foreign exchange business and overseas business increased. Moreover, income from trust and asset management business of Mizuho Trust & Banking also steadily increased.

•	As for our business with individual customers, fee income from investment trusts and individual annuities continued to increase.

•	G&A Expenses

•	“Base Expenses” further decreased by JPY 12.1 billion on a year-on-year basis, mainly due to a decrease in Personnel Expenses and a reduction in IT-related expenses.

•	There was an outlay on “Strategic Expenses” of JPY 43.4 billion for enhancing future top-line growth. As a result, total G&A Expenses of 3 Banks increased by JPY 19.6 billion on a year-on-year basis.

III. Disciplined Capital Management

The Group completed repayment of all the public funds in July 2006. We will continue to promote disciplined capital management through which we aim to enhance the quality of our capital and reinforce our capital base to sustain our top-line growth strategies.

•	Full Repayment of Public Funds

•	We repaid in full the remaining public funds as we repurchased and cancelled JPY 600.0 billion (on an issued-price basis) of preferred shares of public funds in July 2006.

•	Repurchase and Cancellation of Own Stock (Common Stock)

•	In July 2006, we also repurchased and canceled 131,800 shares of our common stock (treasury stock of JPY 129.9 billion) held by Mizuho Financial Strategy Co., Ltd., a fully owned subsidiary of Mizuho Financial Group, Inc.

•	With regard to the remaining treasury stock (261,040 shares) owned by Mizuho Financial Strategy Co., Ltd., we aim to repurchase and cancel such shares, while considering the Group’s financial condition and other relevant factors.

•	Listing on the New York Stock Exchange

•	In November 2006, we listed our ADRs (American Depositary Receipts) on the New York Stock Exchange. The listing enhances investor convenience in the US capital markets, while ensuring flexibility in the Group’s future capital management and expanding our investor base.

IV. Others (Financial Soundness)

The Group maintains its financial soundness at a high level. The Group’s consolidated BIS Capital Ratio remained at a sufficiently high level of 11.01% as of the end of September 2006 even after the full repayment of the public funds.

	September 30, 2006
(JPY Bn)		Change from March 31, 2006
BIS Capital Ratio (Consolidated)	11.01%	-0.61%
Tier 1 Capital Ratio	5.62%	-0.27%
Net Deferred Tax Assets (DTAs) (Consolidated) *1	232.2	-63.4
Net DTAs / Tier 1 Ratio	5.3%	-1.1%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	986.2	-66.5
NPL Ratio	1.32%	-0.09%
(Net NPL Ratio *2)	(0.45)%	(-0.01)%
Unrealized Gains on Other Securities (Consolidated) *3	2,053.9	-147.4

*1:	Deferred Tax Assets related to Net Deferred Hedge Losses were booked effective from 1H of FY2006
*2:	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans)
*3:	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

Earnings Estimates for Fiscal 2006

We will continue to implement our strategic initiatives based on the “Channel to Discovery” Plan. We estimate that Consolidated Net Income for fiscal 2006 will exceed that of the previous fiscal year through enhancement of the Group’s comprehensive profitability centering on Customer Groups. We have increased our forecast for fiscal year-end cash dividends per share of common stock for the fiscal year ending March 31, 2007 to JPY 7,000.

(The figures below are on a consolidated basis.)

•	Consolidated Net Business Profits in fiscal 2006 are estimated to reach almost the same level as those in the previous fiscal year (excluding factor explained in Note on right table), sustained by increasing income from Customer Groups, through continuous strategic allocation of management resources to growth business areas and further enhancement of the Group’s comprehensive strengths.

•	Given the financial results of the first half of fiscal 2006, we estimate a gain on reversal in Credit-related Costs of JPY 50.0 billion and conservatively expect Net Gains related to Stocks of JPY 110.0 billion for fiscal 2006.

•	As a consequence, we estimate Consolidated Net Income of JPY 720.0 billion, over 10% increase from that for the previous fiscal year, in line with the original estimation announced in May 2006, and also expect to increase steadily our EPS.

•	Considering the above and other factors, we plan to increase the fiscal year-end cash dividends per share of common stock for fiscal 2006 to JPY 7,000 (a JPY 3,000 increase from that for the previous fiscal year). We plan to make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY2006 (Estimates)
(JPY Bn)		Change from FY2005
Consolidated Net Business Profits *	1,050.0	127.4 (-11.0)
Credit-related Costs	50.0	-3.2
Net Gains related to Stocks	110.0	-121.5
Ordinary Profits	1,080.0	158.9
Net Income	720.0	70.0

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + certain equity in income from investments in affiliates and other consolidation adjustments

Note:	The figure in ( ) indicates the amount excluding the effect of the disposition of unrealized losses on bond portfolios for 2H of FY 2005. (The same applies to the chart below.)

(Reference) 3 Banks

	FY2006 (Estimates)
(JPY Bn)		Change from FY2005
Net Business Profits	872.0	*102.7 (-35.8)
Credit-related Costs	51.0	-12.9
Net Gains related to Stocks	100.0	-99.7
Ordinary Profits	880.0	*210.5
Net Income	655.0	*42.0

*	Figures for FY 2005 exclude JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization.

Definition

3 Banks:

Aggregated figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

Figures before the first half of fiscal 2006 are the aggregated figures for 3 Banks as identified above and their financial subsidiaries for corporate revitalization. (On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank.)

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimations, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

SELECTED FINANCIAL INFORMATION

For the First Half of Fiscal 2006

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. ("MHFG").

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. ("MHBK"), Mizuho Corporate Bank, Ltd. ("MHCB") and Mizuho Trust & Banking Co., Ltd. ("MHTB").

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2006	See above Notes		Pages

1. Income Analysis	CON	NON(B&R)	3- 1

2. Interest Margins (Domestic Operations)	NON(B)		3- 6

3. Use and Source of Funds	NON(B)		3- 7

4. Net Gains /Losses on Securities	NON(B&R)		3- 11

5. Unrealized Gains /Losses on Securities	CON	NON(B&R)	3- 13

6. Projected Redemption Amounts for Securities	NON(B)		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3- 16

8. Employee Retirement Benefits	NON(B)	CON	3- 17

9. Capital Adequacy Ratio	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Pages

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B&R)	3- 22

2. Status of Reserves for Possible Losses on Loans	CON	NON(B&R)	3- 24

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B&R)	3- 26

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B&R)	3- 27

5. Coverage on Disclosed Claims under the FRL	NON(B&R)		3- 29

6. Overview of Non-Performing Loans(“NPLs”)	NON(B)		3- 32

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3- 33

8. Principal Amounts of NPLs Sold	NON(B&R)		3- 35

9. Debt Forgiveness	NON(B&R)		3- 35

10. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B&R)		3- 36

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B&R)		3- 38

11. Housing and Consumer Loans & Loans to Both Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B&R)		3- 39

(2) Loans to Both SMEs and Individual Customers	NON(B&R)		3- 39

12. Status of Loans by Nationality of Borrowers

(1) Balance of Loans to Restructuring Countries	NON(B&R)		3- 40

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Nationality of Borrowers	NON(B&R)		3- 40

III. DEFERRED TAXES	See above Notes		Pages

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3- 41

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3- 42

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3- 43

IV. OTHER	See above Notes			Pages

1. Breakdown of Deposits (Domestic Offices)	NON(B)			3- 47

2. Number of Directors and Employees	HC	NON(B)		3- 48

3. Number of Branches and Offices	NON(B)			3- 49

4. Earnings Estimates for Fiscal 2006	CON	NON(B)	HC	3- 50

Attachments	See above Notes			Pages

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3- 51

Comparison of Non-Consolidated Income Statements (selected items)	NON(B)			3- 52

Non-Consolidated Statement of Changes in Net Assets	NON(B)			3- 53

Mizuho Corporate Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3- 54

Comparison of Non-Consolidated Income Statements (selected items)	NON(B)			3- 55

Non-Consolidated Statement of Changes in Net Assets	NON(B)			3- 56

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimations, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2006

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Consolidated Gross Profits	1	997,517	(48,303)	1,045,821
Net Interest Income	2	535,125	1,956	533,168
Fiduciary Income	3	33,344	(759)	34,103
Credit Costs for Trust Accounts	4	—	603	(603)
Net Fee and Commission Income	5	248,929	(6,489)	255,419
Net Trading Income	6	104,559	23,038	81,520
Net Other Operating Income	7	75,560	(66,049)	141,609
General and Administrative Expenses	8	(535,340)	13,048	(548,388)
Personnel Expenses	9	(228,300)	15,377	(243,678)
Non-Personnel Expenses	10	(279,960)	(3,053)	(276,906)
Miscellaneous Taxes	11	(27,078)	723	(27,802)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans )	12	(13,099)	47,962	(61,061)
Losses on Write-offs of Loans	13	(12,758)	13,682	(26,440)
* Net Gains (Losses) related to Stocks	14	89,872	(31,588)	121,460
Equity in Income from Investments in Affiliates	15	4,201	(594)	4,795
Other	16	(12,996)	96,610	(109,606)

Ordinary Profits	17	530,155	77,134	453,021
Net Extraordinary Gains (Losses)	18	102,665	61,406	41,258
Reversal of Reserves for Possible Losses on Loans, etc.	19	106,131	59,078	47,053
Reversal of Reserve for Possible Losses on Investments	20	—	(2,862)	2,862

Income before Income Taxes and Minority Interests	21	632,821	138,541	494,279
Income Taxes - Current	22	(19,610)	5,287	(24,897)
- Deferred	23	(187,040)	(97,554)	(89,485)
Minority Interests in Net Income	24	(33,832)	7,473	(41,305)

Net Income	25	392,338	53,747	338,590

_____________
* Net Gains (Losses) related to Stocks includes gains on disposition of investment in subsidiary of ¥42,437 million for the first half of Fiscal 2005.

Credit-related Costs (including Credit Costs for Trust Accounts)	26	93,031	107,643	(14,612)
_____________

*  Credit-related Costs [26]= Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                PossibleLosses on Loans )[12] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                [19]+CreditCosts for Trust Accounts[4]

(Reference)
Consolidated Net Business Profits	27	447,717	(60,265)	507,982
_____________

*  Consolidated Net Business Profits[27] = Consolidated Gross Profits[1]- General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + certain equity in income from investments in affiliates and other consolidation adjustments

Number of consolidated subsidiaries	28	131	14	117
Number of affiliates under the equity method	29	20	1	19

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2006					First Half of Fiscal 2005
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	477,056	256,775	83,046	816,878	(151,271)	968,149
Domestic Gross Profits	2	376,489	112,078	83,817	572,386	(171,826)	744,213
*1 Net Interest Income	3	295,063	107,269	24,849	427,183	(109,425)	536,608
Fiduciary Income	4			32,880	32,880	(799)	33,680
Credit Costs for Trust Accounts	5			—	—	603	(603)
Net Fee and Commission Income	6	92,586	27,951	20,908	141,446	3,042	138,404
Net Trading Income	7	3,179	(23,343)	2,695	(17,468)	(37,399)	19,931
Net Other Operating Income	8	(14,340)	201	2,484	(11,654)	(27,242)	15,588
International Gross Profits	9	100,566	144,696	(771)	244,491	20,555	223,936
Net Interest Income	10	(884)	49,948	388	49,453	(33,230)	82,684
Net Fee and Commission Income	11	7,377	30,652	(36)	37,993	4,710	33,282
Net Trading Income	12	14,829	53,850	(2,169)	66,510	76,261	(9,751)
Net Other Operating Income	13	79,244	10,244	1,045	90,534	(27,185)	117,720
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(260,413)	(119,256)	(44,052)	(423,722)	(19,666)	(404,056)
Expense Ratio	15	54.5%	46.4%	53.0%	51.8%	10.1%	41.7%
Personnel Expenses	16	(68,001)	(41,516)	(15,029)	(124,547)	(1,948)	(122,598)
Non-Personnel Expenses	17	(176,436)	(71,256)	(27,510)	(275,202)	(18,128)	(257,073)
Premium for Deposit Insurance	18	(21,817)	(4,146)	(1,383)	(27,347)	(610)	(26,737)
Miscellaneous Taxes	19	(15,975)	(6,484)	(1,512)	(23,972)	410	(24,383)

*2 Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	216,642	137,518	38,994	393,155	(171,541)	564,696
Excluding Net Gains (Losses) related to Bonds	21	230,520	112,134	35,253	377,909	(152,300)	530,209
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	—	(3,603)	(3,603)	2,281	(5,885)

Net Business Profits	23	216,642	137,518	35,390	389,552	(168,655)	558,208
Net Gains (Losses) related to Bonds	24	(13,877)	25,384	3,740	15,246	(19,240)	34,487
Net Non-Recurring Gains (Losses)	25	(6,984)	63,969	4,137	61,122	195,953	(134,830)
Net Gains (Losses) related to Stocks	26	2,202	71,925	7,327	81,455	8,864	72,590
Expenses related to Portfolio Problems	27	(9,075)	(793)	(1,218)	(11,086)	66,142	(77,228)
Other	28	(112)	(7,162)	(1,972)	(9,246)	120,946	(130,192)

Ordinary Profits	29	209,658	201,488	39,527	450,674	27,297	423,377
Net Extraordinary Gains (Losses)	30	(200)	97,688	363	97,852	30,532	67,319
Net Gains (Losses) on Disposition of Fixed Assets	31	(1,732)	(750)	(147)	(2,630)	(4,352)	1,721
Losses on Impairment of Fixed Assets	32	(2,338)	(450)	—	(2,789)	13,597	(16,386)
Reversal of Reserves for Possible Losses on Loans, etc.	33	3,806	97,013	—	100,820	31,757	69,063
Reversal of Reserve for Possible Losses on Investments	34	—	—	—	—	(8,259)	8,259

Income before Income Taxes	35	209,457	299,177	39,891	548,527	57,830	490,696
Income Taxes - Current	36	(260)	(19)	(22)	(302)	24	(327)
- Deferred	37	(83,781)	(85,877)	(15,808)	(185,467)	(93,992)	(91,475)

Net Income	38	125,415	213,280	24,060	362,757	(36,137)	398,894

_______________

*1.    Dividends from the financial subsidiaries for corporate revitalization of ¥120.0 billion were included for the first half of Fiscal 2005 due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

*2. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts[5].

Credit-related Costs	39	(5,268)	96,220	(4,821)	86,130	100,784	(14,654)
_______________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 PossibleLosses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                 [33]+ Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40			—	—	603	(603)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	5,074	41,049	(3,603)	42,520	(32,297)	74,818
Losses on Write-offs of Loans	42	(8,759)	34,027	(2,999)	22,269	48,679	(26,410)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(1,284)	8,419	1,808	8,943	37,961	(29,017)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	16	725	101	843	(301)	1,145
Reversal of (Provision for) Reserve for Contingencies	45	—	12,023	(129)	11,894	41,922	(30,028)
Other Losses on Sales of Loans	46	(316)	(24)	—	(341)	4,217	(4,558)
Total	47	(5,268)	96,220	(4,821)	86,130	100,784	(14,654)

3-2

Mizuho Financial Group, Inc.

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Gross Profits	1	477,056	12,861	464,195
Domestic Gross Profits	2	376,489	(317)	376,807
Net Interest Income	3	295,063	12,829	282,234
Net Fee and Commission Income	4	92,586	42	92,544
Net Trading Income	5	3,179	577	2,601
Net Other Operating Income	6	(14,340)	(13,766)	(573)
International Gross Profits	7	100,566	13,179	87,387
Net Interest Income	8	(884)	(268)	(615)
Net Fee and Commission Income	9	7,377	(73)	7,450
Net Trading Income	10	14,829	19,703	(4,874)
Net Other Operating Income	11	79,244	(6,181)	85,426
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(260,413)	(1,923)	(258,489)
Expense Ratio	13	54.5%	(1.0)%	55.6%
Personnel Expenses	14	(68,001)	2,067	(70,069)
Non-Personnel Expenses	15	(176,436)	(4,180)	(172,255)
Premium for Deposit Insurance	16	(21,817)	(379)	(21,438)
Miscellaneous Taxes	17	(15,975)	189	(16,164)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	216,642	10,937	205,705
Excluding Net Gains (Losses) related to Bonds	19	230,520	22,955	207,565
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	(283)	283

Net Business Profits	21	216,642	10,653	205,989
Net Gains (Losses) related to Bonds	22	(13,877)	(12,017)	(1,860)
Net Non-Recurring Gains (Losses)	23	(6,984)	109,982	(116,967)
Net Gains (Losses) related to Stocks	24	2,202	(4,676)	6,878
Expenses related to Portfolio Problems	25	(9,075)	29,228	(38,303)
Other	26	(112)	85,430	(85,542)

Ordinary Profits	27	209,658	120,636	89,021
Net Extraordinary Gains (Losses)	28	(200)	(7,151)	6,950
Net Gains (Losses) on Disposition of Fixed Assets	29	(1,732)	(2,166)	433
Losses on Impairment of Fixed Assets	30	(2,338)	7,508	(9,846)
Reversal of Reserves for Possible Losses on Loans, etc.	31	3,806	(7,492)	11,298
Reversal of Reserve for Possible Losses on Investments	32	—	(4,927)	4,927

Income before Income Taxes	33	209,457	113,485	95,972
Income Taxes - Current	34	(260)	23	(283)
- Deferred	35	(83,781)	(59,844)	(23,937)

Net Income	36	125,415	53,664	71,751

Credit-related Costs	37	(5,268)	21,452	(26,721)
_______________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 PossibleLosses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	5,074	(3,449)	8,523
Losses on Write-offs of Loans	39	(8,759)	22,096	(30,855)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(1,284)	(127)	(1,156)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	16	17	(1)
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other Losses on Sales of Loans	43	(316)	2,915	(3,231)
Total	44	(5,268)	21,452	(26,721)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Gross Profits	1	256,775	(172,575)	429,350
Domestic Gross Profits	2	112,078	(181,354)	293,433
* Net Interest Income	3	107,269	(124,711)	231,980
Net Fee and Commission Income	4	27,951	(2,013)	29,965
Net Trading Income	5	(23,343)	(40,272)	16,929
Net Other Operating Income	6	201	(14,356)	14,558
International Gross Profits	7	144,696	8,779	135,917
Net Interest Income	8	49,948	(34,037)	83,986
Net Fee and Commission Income	9	30,652	4,787	25,865
Net Trading Income	10	53,850	58,990	(5,140)
Net Other Operating Income	11	10,244	(20,960)	31,205
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(119,256)	(11,175)	(108,080)
Expense Ratio	13	46.4%	21.2%	25.1%
Personnel Expenses	14	(41,516)	(3,660)	(37,856)
Non-Personnel Expenses	15	(71,256)	(7,907)	(63,348)
Premium for Deposit Insurance	16	(4,146)	(372)	(3,774)
Miscellaneous Taxes	17	(6,484)	392	(6,876)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	137,518	(183,750)	321,269
Excluding Net Gains (Losses) related to Bonds	19	112,134	(175,302)	287,437
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	137,518	(183,750)	321,269
Net Gains (Losses) related to Bonds	22	25,384	(8,447)	33,831
Net Non-Recurring Gains (Losses)	23	63,969	80,656	(16,686)
Net Gains (Losses) related to Stocks	24	71,925	8,267	63,657
Expenses related to Portfolio Problems	25	(793)	37,922	(38,715)
Other	26	(7,162)	34,465	(41,627)

Ordinary Profits	27	201,488	(103,094)	304,583
Net Extraordinary Gains (Losses)	28	97,688	44,114	53,574
Net Gains (Losses) on Disposition of Fixed Assets	29	(750)	(1,483)	732
Losses on Impairment of Fixed Assets	30	(450)	4,375	(4,826)
Reversal of Reserves for Possible Losses on Loans, etc.	31	97,013	43,283	53,730
Reversal of Reserve for Possible Losses on Investments	32	—	(3,331)	3,331

Income before Income Taxes	33	299,177	(58,979)	358,157
Income Taxes - Current	34	(19)	7	(26)
- Deferred	35	(85,877)	(29,009)	(56,868)

Net Income	36	213,280	(87,982)	301,262

__________

*  Dividends from the financial subsidiaries for corporate revitalization of ¥120.0 billion were included for the first half of Fiscal 2005 due to the simple aggregation of MHCB (non-consolidated) and its revitalization subsidiaries.

Credit-related Costs	37	96,220	81,206	15,014

__________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 PossibleLosses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	41,049	(26,898)	67,947
Losses on Write-offs of Loans	39	34,027	28,656	5,371
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	8,419	36,670	(28,251)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	725	(401)	1,127
Reversal of (Provision for) Reserve for Contingencies	42	12,023	42,051	(30,028)
Other Losses on Sales of Loans	43	(24)	1,128	(1,153)
Total	44	96,220	81,206	15,014

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Gross Profits	1	83,046	8,442	74,603
Domestic Gross Profits	2	83,817	9,846	73,971
Net Interest Income	3	24,849	2,456	22,393
Fiduciary Income	4	32,880	(799)	33,680
Credit Costs for Trust Accounts	5	—	603	(603)
Net Fee and Commission Income	6	20,908	5,013	15,894
Net Trading Income	7	2,695	2,294	400
Net Other Operating Income	8	2,484	881	1,603
International Gross Profits	9	(771)	(1,403)	631
Net Interest Income	10	388	1,075	(686)
Net Fee and Commission Income	11	(36)	(3)	(33)
Net Trading Income	12	(2,169)	(2,432)	263
Net Other Operating Income	13	1,045	(43)	1,088
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(44,052)	(6,566)	(37,485)
Expense Ratio	15	53.0%	3.2%	49.8%
Personnel Expenses	16	(15,029)	(355)	(14,673)
Non-Personnel Expenses	17	(27,510)	(6,040)	(21,469)
Premium for Deposit Insurance	18	(1,383)	141	(1,524)
Miscellaneous Taxes	19	(1,512)	(170)	(1,342)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	38,994	1,271	37,722
Excluding Net Gains (Losses) related to Bonds	21	35,253	47	35,206
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	(3,603)	2,565	(6,168)

Net Business Profits	23	35,390	4,441	30,949
Net Gains (Losses) related to Bonds	24	3,740	1,224	2,515
Net Non-Recurring Gains (Losses)	25	4,137	5,314	(1,177)
Net Gains (Losses) related to Stocks	26	7,327	5,273	2,054
Expenses related to Portfolio Problems	27	(1,218)	(1,009)	(209)
Other	28	(1,972)	1,049	(3,022)

Ordinary Profits	29	39,527	9,755	29,772
Net Extraordinary Gains (Losses)	30	363	(6,431)	6,794
Net Gains (Losses) on Disposition of Fixed Assets	31	(147)	(702)	554
Losses on Impairment of Fixed Assets	32	—	1,713	(1,713)
Reversal of Reserves for Possible Losses on Loans, etc.	33	—	(4,034)	4,034
Reversal of Reserve for Possible Losses on Investments	34	—	—	—

Income before Income Taxes	35	39,891	3,324	36,567
Income Taxes - Current	36	(22)	(5)	(16)
- Deferred	37	(15,808)	(5,138)	(10,669)

Net Income	38	24,060	(1,819)	25,880

__________

*  Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)[20] =

                   Gross Profits[1] + General and Administrative Expenses (excluding Non-Recurring Losses)[14] - Credit Costs for

                   Trust Accounts[5]

Credit-related Costs	39	(4,821)	(1,873)	(2,947)

__________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +

                                                 Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40	—	603	(603)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	(3,603)	(1,949)	(1,653)
Losses on Write-offs of Loans	42	(2,999)	(2,072)	(926)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	1,808	1,418	390
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	101	82	19
Reversal of (Provision for) Reserve for Contingencies	45	(129)	(129)	—
Other Losses on Sales of Loans	46	—	173	(173)
Total	47	(4,821)	(1,873)	(2,947)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

		(%)
		First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Return on Interest-Earning Assets	1	1.07	(0.18)	1.25
Return on Loans and Bills Discounted	2	1.30	(0.03)	1.33
Return on Securities	3	0.79	(0.44)	1.24
Cost of Funding (including Expenses)	4	0.85	0.08	0.77
Cost of Deposits and Debentures (including Expenses)	5	0.95	0.05	0.90
Cost of Deposits and Debentures	6	0.11	0.02	0.08
Cost of Other External Liabilities	7	0.29	0.14	0.15
Net Interest Margin (1)-(4)	8	0.21	(0.26)	0.47
Loan and Deposit Rate Margin (including Expenses) (2)-(5)	9	0.34	(0.08)	0.43
Loan and Deposit Rate Margin (2)-(6)	10	1.18	(0.06)	1.24
__________ * Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	11	1.40	(0.05)	1.45
Loan and Deposit Rate Margin (including Expenses) (11)-(5)	12	0.45	(0.10)	0.55
Loan and Deposit Rate Margin (11)-(6)	13	1.28	(0.07)	1.36

Mizuho Bank
Return on Interest-Earning Assets	14	1.11	0.08	1.03
Return on Loans and Bills Discounted	15	1.53	(0.04)	1.57
Return on Securities	16	0.58	0.30	0.27
Cost of Funding (including Expenses)	17	0.93	0.06	0.86
Cost of Deposits and Debentures (including Expenses)	18	0.97	0.04	0.92
Cost of Deposits and Debentures	19	0.06	0.03	0.02
Cost of Other External Liabilities	20	0.46	0.22	0.24
Net Interest Margin (14)-(17)	21	0.18	0.01	0.16
Loan and Deposit Rate Margin (including Expenses) (15)-(18)	22	0.55	(0.09)	0.64
Loan and Deposit Rate Margin (15)-(19)	23	1.47	(0.07)	1.55
__________ * Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	24	1.67	(0.06)	1.73
Loan and Deposit Rate Margin (including Expenses) (24)-(18)	25	0.69	(0.10)	0.80
Loan and Deposit Rate Margin (24)-(19)	26	1.60	(0.09)	1.70

Mizuho Corporate Bank
Return on Interest-Earning Assets	27	0.98	(0.65)	1.63
Return on Loans and Bills Discounted	28	0.91	(0.00)	0.92
Return on Securities	29	1.24	(1.88)	3.12
Cost of Funding (including Expenses)	30	0.70	0.11	0.59
Cost of Deposits and Debentures (including Expenses)	31	0.88	0.05	0.83
Cost of Deposits and Debentures	32	0.26	0.01	0.24
Cost of Other External Liabilities	33	0.25	0.13	0.12
Net Interest Margin (27)-(30)	34	0.27	(0.76)	1.04
Loan and Deposit Rate Margin (including Expenses) (28)-(31)	35	0.02	(0.06)	0.08
Loan and Deposit Rate Margin (28)-(32)	36	0.65	(0.02)	0.67
__________ * Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	37	0.97	(0.01)	0.98
Loan and Deposit Rate Margin (including Expenses) (37)-(31)	38	0.08	(0.06)	0.15
Loan and Deposit Rate Margin (37)-(32)	39	0.70	(0.02)	0.73

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets	40	1.27	0.02	1.25
Return on Loans and Bills Discounted	41	1.51	(0.09)	1.61
Return on Securities	42	1.09	0.45	0.63
Cost of Funding	43	0.28	0.01	0.27
Cost of Deposits	44	0.24	0.07	0.16
Net Interest Margin (40)-(43)	45	0.99	0.01	0.97
Loan and Deposit Rate Margin (41)-(44)	46	1.27	(0.17)	1.45
__________ * 3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).
* Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	First Half of Fiscal 2006		Change		First Half of Fiscal 2005
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	109,789,612	1.68	3,688,724	0.04	106,100,887	1.64
Loans and Bills Discounted	61,516,368	1.78	4,964,241	0.18	56,552,127	1.59
Securities	34,481,628	1.42	(4,148,814)	(0.26)	38,630,442	1.69

Source of Funds	110,268,957	0.86	1,036,939	0.33	109,232,017	0.53
Deposits	70,227,725	0.59	2,882,582	0.28	67,345,143	0.31
NCDs	10,170,347	0.79	440,804	0.63	9,729,543	0.15
Debentures	6,152,002	0.59	(1,478,806)	(0.09)	7,630,808	0.69
Call Money	7,567,966	0.32	620,651	0.24	6,947,314	0.08
Payables under Repurchase Agreements	5,153,821	3.66	(635,652)	1.38	5,789,474	2.28
Bills Sold	870,044	0.02	(2,353,908)	0.02	3,223,953	0.00
Commercial Paper	—	—	(30,409)	(0.02)	30,409	0.02
Borrowed Money	4,336,766	3.22	778,588	(0.28)	3,558,178	3.51

(Domestic Operations)
Use of Funds	88,351,870	1.07	540,167	(0.18)	87,811,703	1.25
Loans and Bills Discounted	53,144,814	1.30	2,574,588	(0.02)	50,570,226	1.33
Securities	27,146,106	0.79	(4,274,451)	(0.44)	31,420,558	1.24

Source of Funds	89,367,606	0.16	(2,232,116)	0.05	91,599,722	0.10
Deposits	58,803,622	0.05	1,045,894	0.03	57,757,727	0.01
NCDs	8,878,973	0.16	(445,324)	0.13	9,324,297	0.02
Debentures	6,152,002	0.59	(1,468,366)	(0.09)	7,620,368	0.69
Call Money	7,323,020	0.17	466,222	0.14	6,856,797	0.02
Payables under Repurchase Agreements	679,722	0.19	(339,936)	0.19	1,019,659	0.00
Bills Sold	870,044	0.02	(2,353,908)	0.02	3,223,953	0.00
Commercial Paper	—	—	(30,409)	(0.02)	30,409	0.02
Borrowed Money	1,654,706	1.05	761,933	(0.81)	892,773	1.86

(International Operations)
Use of Funds	21,814,680	4.19	2,590,148	0.81	19,224,531	3.38
Loans and Bills Discounted	8,371,553	4.81	2,389,653	0.97	5,981,900	3.83
Securities	7,335,521	3.76	125,637	0.09	7,209,883	3.66

Source of Funds	21,278,290	3.84	2,710,648	1.21	18,567,641	2.62
Deposits	11,424,103	3.35	1,836,687	1.27	9,587,416	2.07
NCDs	1,291,373	5.13	886,128	1.81	405,245	3.31
Debentures	—	—	(10,439)	(3.48)	10,439	3.48
Call Money	244,945	4.89	154,428	0.63	90,517	4.25
Payables under Repurchase Agreements	4,474,099	4.18	(295,715)	1.42	4,769,815	2.76
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,682,059	4.57	16,654	0.49	2,665,404	4.07

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2006		Change		First Half of Fiscal 2005
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	58,971,872	1.18	469,092	0.09	58,502,780	1.08
Loans and Bills Discounted	33,317,243	1.53	1,185,874	(0.03)	32,131,368	1.57
Securities	18,978,049	0.65	(2,583,959)	0.29	21,562,009	0.36

Source of Funds	60,187,216	0.18	(1,341,891)	0.05	61,529,108	0.13
Deposits	50,862,204	0.11	1,136,942	0.05	49,725,262	0.05
NCDs	2,337,059	0.10	(1,123,780)	0.07	3,460,840	0.03
Debentures	1,930,399	0.11	(354,173)	(0.06)	2,284,572	0.17
Call Money	1,382,227	0.11	(243,984)	0.11	1,626,212	0.00
Payables under Repurchase Agreements	81,179	0.15	(153,162)	0.15	234,341	0.00
Bills Sold	131,860	0.01	(631,350)	0.01	763,211	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,291,167	2.85	(7,016)	0.19	1,298,184	2.66

(Domestic Operations)
Use of Funds	57,001,916	1.11	606,318	0.08	56,395,598	1.03
Loans and Bills Discounted	33,018,322	1.52	1,131,819	(0.03)	31,886,502	1.56
Securities	18,291,068	0.58	(2,474,627)	0.30	20,765,696	0.27

Source of Funds	58,251,986	0.08	(1,245,064)	0.04	59,497,050	0.04
Deposits	49,946,626	0.05	1,241,659	0.03	48,704,966	0.02
NCDs	2,335,104	0.10	(1,124,548)	0.07	3,459,652	0.03
Debentures	1,930,399	0.11	(354,173)	(0.06)	2,284,572	0.17
Call Money	1,382,227	0.11	(243,984)	0.11	1,626,212	0.00
Payables under Repurchase Agreements	81,179	0.15	(153,162)	0.15	234,341	0.00
Bills Sold	131,860	0.01	(631,350)	0.01	763,211	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	521,645	1.54	142,630	(0.34)	379,014	1.88

(International Operations)
Use of Funds	1,996,242	2.98	(485,173)	0.81	2,481,415	2.16
Loans and Bills Discounted	298,920	2.47	54,054	0.45	244,865	2.02
Securities	686,980	2.65	(109,332)	0.03	796,313	2.61

Source of Funds	1,961,515	3.12	(444,775)	0.84	2,406,291	2.28
Deposits	915,578	3.02	(104,717)	1.41	1,020,295	1.61
NCDs	1,955	0.21	767	0.13	1,187	0.07
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	769,522	3.74	(149,647)	0.76	919,170	2.98

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	First Half of Fiscal 2006		Change		First Half of Fiscal 2005
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	50,817,739	2.27	3,219,632	(0.05)	47,598,107	2.33
Loans and Bills Discounted	28,199,125	2.07	3,778,366	0.44	24,420,758	1.62
Securities	15,503,578	2.37	(1,564,854)	(1.00)	17,068,432	3.37

Source of Funds	50,081,741	1.68	2,378,831	0.62	47,702,909	1.05
Deposits	19,365,521	1.86	1,745,640	0.82	17,619,881	1.03
NCDs	7,833,287	0.99	1,564,584	0.76	6,268,702	0.22
Debentures	4,221,602	0.82	(1,124,632)	(0.09)	5,346,235	0.91
Call Money	6,185,738	0.37	864,635	0.26	5,321,102	0.10
Payables under Repurchase Agreements	5,072,642	3.71	(482,490)	1.34	5,555,132	2.37
Bills Sold	738,184	0.03	(1,722,557)	0.02	2,460,742	0.00
Commercial Paper	—	—	(30,409)	(0.02)	30,409	0.02
Borrowed Money	3,045,598	3.38	785,605	(0.62)	2,259,993	4.00

(Domestic Operations)
Use of Funds	31,349,954	0.98	(66,150)	(0.65)	31,416,105	1.63
Loans and Bills Discounted	20,126,492	0.94	1,442,768	0.01	18,683,723	0.92
Securities	8,855,037	1.24	(1,799,824)	(1.88)	10,654,862	3.12

Source of Funds	31,115,620	0.30	(987,052)	0.07	32,102,672	0.22
Deposits	8,856,995	0.05	(195,764)	0.05	9,052,760	0.00
NCDs	6,543,869	0.17	679,224	0.16	5,864,644	0.01
Debentures	4,221,602	0.82	(1,114,192)	(0.08)	5,335,795	0.91
Call Money	5,940,792	0.18	710,206	0.15	5,230,585	0.03
Payables under Repurchase Agreements	598,543	0.20	(186,774)	0.20	785,317	0.00
Bills Sold	738,184	0.03	(1,722,557)	0.02	2,460,742	0.00
Commercial Paper	—	—	(30,409)	(0.02)	30,409	0.02
Borrowed Money	1,133,061	0.82	619,302	(1.02)	513,758	1.84

(International Operations)
Use of Funds	19,818,437	4.31	3,075,321	0.75	16,743,116	3.56
Loans and Bills Discounted	8,072,632	4.90	2,335,598	0.98	5,737,034	3.91
Securities	6,648,540	3.87	234,970	0.08	6,413,570	3.79

Source of Funds	19,316,774	3.91	3,155,423	1.24	16,161,350	2.67
Deposits	10,508,525	3.38	1,941,404	1.25	8,567,121	2.12
NCDs	1,289,418	5.14	885,360	1.81	404,057	3.32
Debentures	—	—	(10,439)	(3.48)	10,439	3.48
Call Money	244,945	4.89	154,428	0.63	90,517	4.25
Payables under Repurchase Agreements	4,474,099	4.18	(295,715)	1.42	4,769,815	2.76
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,912,537	4.90	166,302	0.25	1,746,234	4.64

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2006		Change		First Half of Fiscal 2005
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	5,510,240	1.37	212,535	0.07	5,297,705	1.29
Loans and Bills Discounted	3,504,534	1.52	253,454	(0.07)	3,251,079	1.60
Securities	1,517,615	1.28	(170,726)	0.36	1,688,342	0.91

Source of Funds	5,429,926	0.46	115,450	(0.05)	5,314,476	0.52
Deposits	2,608,980	0.30	248,919	0.05	2,360,060	0.25
NCDs	526,667	0.19	(63,356)	0.14	590,023	0.05
Debentures	—	—	—	—	—	—
Call Money	675,860	0.36	8,692	0.28	667,167	0.07
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	112,170	0.02	(34,943)	0.01	147,114	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	79,265	1.19	2,632	(0.18)	76,633	1.37

(Domestic Operations)
Use of Funds	5,353,259	1.27	382,466	0.05	4,970,793	1.22
Loans and Bills Discounted	3,488,575	1.51	274,353	(0.08)	3,214,222	1.59
Securities	1,285,349	0.99	(69,526)	0.37	1,354,876	0.61

Source of Funds	5,268,408	0.35	284,647	(0.01)	4,983,761	0.37
Deposits	2,597,083	0.30	253,183	0.06	2,343,900	0.24
NCDs	526,667	0.19	(63,356)	0.14	590,023	0.05
Debentures	—	—	—	—	—	—
Call Money	650,033	0.18	(3,758)	0.17	653,792	0.01
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	112,170	0.02	(34,943)	0.01	147,114	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	68,380	0.85	67,077	(0.83)	1,302	1.68

(International Operations)
Use of Funds	331,514	2.37	(124,906)	0.61	456,421	1.75
Loans and Bills Discounted	15,958	4.40	(20,898)	2.36	36,857	2.03
Securities	232,266	2.88	(101,200)	0.77	333,466	2.11

Source of Funds	336,051	2.11	(124,172)	0.07	460,223	2.04
Deposits	11,896	2.22	(4,264)	0.26	16,160	1.96
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	25,826	4.93	12,450	1.71	13,375	3.21
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	10,885	3.32	(64,445)	1.94	75,330	1.37

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(Millions of yen)
	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Bonds	15,246	(22,121)	37,367
Gains on Sales and Others	42,095	(12,824)	54,920
Losses on Sales and Others	(28,150)	(9,218)	(18,931)
Devaluation	(16)	516	(533)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(630)	(3,510)	2,880
Gains (Losses) on Derivatives other than for Trading	1,948	2,915	(967)
_____________ * Figures for the First Half of Fiscal 2005 do not include losses of ¥85,377 million related to Japanese Bonds etc. (included in Non-Recurring Losses).
* Figures for the First Half of Fiscal 2005 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Stocks	81,455	3,486	77,969
Gains on Sales	88,851	(11,673)	100,524
Losses on Sales	(1,763)	(222)	(1,541)
Devaluation	(9,296)	13,490	(22,787)
Reversal of (Provision for) Reserve for Possible Losses on Investments	103	(5,274)	5,378
Gains (Losses) on Derivatives other than for Trading	3,560	7,165	(3,604)
_____________ * Figures for the First Half of Fiscal 2005 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank (including past figures for its former revitalization subsidiary)

	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Bonds	(13,877)	(11,887)	(1,990)
Gains on Sales and Others	3,218	(4,867)	8,086
Losses on Sales and Others	(16,658)	(7,518)	(9,139)
Devaluation	—	523	(523)
Reversal of (Provision for) Reserve for Possible Losses on Investments	28	159	(130)
Gains (Losses) on Derivatives other than for Trading	(467)	(184)	(282)
_____________ * Figures for the First Half of Fiscal 2005 do not include losses of ¥52,804 million related to Japanese Bonds etc. (included in Non-Recurring Losses).
* Figures for the First Half of Fiscal 2005 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Stocks	2,202	(9,734)	11,937
Gains on Sales	6,640	(4,731)	11,371
Losses on Sales	(1,336)	(991)	(344)
Devaluation	(3,030)	1,116	(4,147)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(42)	(5,100)	5,058
Gains (Losses) on Derivatives other than for Trading	(27)	(27)	—
_____________ * Figures for the First Half of Fiscal 2005 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries)

	(Millions of yen)
	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Bonds	25,384	(11,458)	36,842
Gains on Sales and Others	35,103	(9,782)	44,886
Losses on Sales and Others	(11,457)	(1,698)	(9,758)
Devaluation	(16)	(16)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	(658)	(3,669)	3,011
Gains (Losses) on Derivatives other than for Trading	2,413	3,709	(1,295)
_____________ * Figures for the First Half of Fiscal 2005 do not include losses of ¥32,572 million related to Japanese Bonds etc. (included in Non-Recurring Losses).
* Figures for the First Half of Fiscal 2005 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Stocks	71,925	7,947	63,977
Gains on Sales	74,475	(12,137)	86,612
Losses on Sales	(417)	768	(1,185)
Devaluation	(5,867)	12,297	(18,165)
Reversal of (Provision for) Reserve for Possible Losses on Investments	146	(173)	320
Gains (Losses) on Derivatives other than for Trading	3,588	7,193	(3,604)
_____________ * Figures for the First Half of Fiscal 2005 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary)

	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Bonds	3,740	1,224	2,515
Gains on Sales and Others	3,772	1,825	1,947
Losses on Sales and Others	(34)	(1)	(33)
Devaluation	(0)	9	(9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	2	(609)	611

	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Net Gains (Losses) related to Stocks	7,327	5,273	2,054
Gains on Sales	7,735	5,195	2,540
Losses on Sales	(10)	1	(11)
Devaluation	(397)	76	(474)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2006				As of March 31, 2006			As of September 30, 2005
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	31,788,122	2,038,326	2,394,785	356,459	2,149,732	2,575,989	426,256	1,322,382	1,605,403	283,021
Japanese Stocks	5,311,074	2,291,377	2,334,534	43,157	2,462,379	2,492,771	30,391	1,475,884	1,537,477	61,592
Japanese Bonds	18,781,460	(156,187)	7,881	164,069	(260,624)	1,166	261,790	(119,542)	4,420	123,962
Japanese Government Bonds	17,973,185	(149,404)	6,202	155,606	(250,402)	280	250,683	(119,188)	1,275	120,463
Other	7,695,587	(96,864)	52,369	149,233	(52,023)	82,050	134,074	(33,959)	63,506	97,466

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.

*   Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the consolidated balance sheet and the acquisition cost.

*   Unrealized Gains /Losses include ¥(15,617) million, ¥(51,680) million and ¥18,914 million, which were recognized in the statement of income for September 30, 2006, March 31, 2006 and September 30, 2005, respectively, by applying the fair-value hedge method.

As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2006, March 31, 2006 and September 30, 2005 are ¥2,053,943million, ¥2,201,412 million and ¥1,303,468 million, respectively.

*   Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2006, March 31, 2006 and September 30, 2005 are ¥1,196,840 million, ¥1,279,216 million and ¥748,121 million, respectively.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2006				As of March 31, 2006			As of September 30, 2005
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	1,337,035	(9,375)	95	9,471	(15,671)	96	15,767	(3,316)	3,671	6,988

Non-Consolidated
(1) Other Securities (which have readily determinable fair value)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(Millions of yen)
	As of September 30, 2006				As of March 31, 2006			As of September 30, 2005
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	31,228,993	1,961,131	2,317,099	355,967	2,058,143	2,484,814	426,670	1,273,775	1,556,282	282,506
Japanese Stocks	5,256,281	2,210,579	2,254,100	43,521	2,366,466	2,398,768	32,302	1,428,893	1,490,829	61,936
Japanese Bonds	18,605,751	(155,962)	7,882	163,845	(259,992)	1,167	261,159	(119,400)	4,379	123,779
Japanese Government Bonds	17,750,727	(148,943)	6,201	155,145	(249,412)	275	249,687	(118,999)	1,257	120,256
Other	7,366,959	(93,484)	55,116	148,601	(48,330)	84,879	133,209	(35,717)	61,073	96,791

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)

Other Securities	14,036,507	327,222	427,693	100,470	335,847	478,989	143,141	170,532	284,259	113,727
Japanese Stocks	1,143,613	386,276	405,420	19,144	437,761	450,239	12,478	248,985	270,888	21,903
Japanese Bonds	12,488,540	(70,622)	6,322	76,945	(129,159)	441	129,601	(74,007)	1,440	75,447
Japanese Government Bonds	12,171,462	(68,453)	5,909	74,363	(124,940)	273	125,214	(72,773)	1,253	74,027
Other	404,353	11,568	15,949	4,381	27,245	28,307	1,061	(4,445)	11,930	16,376

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)

Other Securities	15,582,538	1,459,721	1,686,867	227,146	1,542,880	1,787,557	244,677	978,084	1,131,368	153,284
Japanese Stocks	3,717,926	1,622,959	1,646,733	23,773	1,712,020	1,731,678	19,658	1,041,209	1,080,294	39,084
Japanese Bonds	5,212,487	(61,556)	1,459	63,016	(96,958)	552	97,510	(37,068)	2,567	39,636
Japanese Government Bonds	4,766,406	(57,383)	273	57,656	(91,384)	1	91,386	(37,817)	2	37,820
Other	6,652,125	(101,681)	38,674	140,356	(72,181)	55,325	127,507	(26,055)	48,507	74,563

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)

Other Securities	1,609,947	174,187	202,537	28,350	179,416	218,268	38,852	125,158	140,654	15,495
Japanese Stocks	394,742	201,343	201,946	603	216,684	216,850	165	138,698	139,646	947
Japanese Bonds	904,723	(23,783)	99	23,883	(33,874)	172	34,046	(8,324)	371	8,695
Japanese Government Bonds	812,858	(23,106)	18	23,125	(33,086)	0	33,086	(8,408)	0	8,409
Other	310,481	(3,371)	491	3,863	(3,393)	1,246	4,640	(5,215)	636	5,851

*	In addition to “Securities” indicated on the balance sheets, NCDs in "Cash and Due from Banks" and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the balance sheet and the acquisition cost.
*	Unrealized Gains /Losses include ¥(15,617) million, ¥(51,680) million and ¥18,914 million, which were recognized in the statement of income for September 30, 2006, March 31, 2006 and September 30, 2005, respectively, by applying the fair-value hedge method.

As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2006, March 31, 2006 and September 30, 2005 are ¥1,976,749 million, ¥2,109,824 million and ¥1,254,861 million, respectively.

*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2006, March 31, 2006 and September 30, 2005 are as follows:

	(Millions of yen)
	As of September 30, 2006	As of March 31, 2006	As of September 30, 2005
Aggregated Figures	1,173,468	1,252,446	744,827
Mizuho Bank (including former revitalization subsidiary)	193,755	206,353	90,620
Mizuho Corporate Bank (including former revitalization subsidiaries)	876,244	939,519	579,862
Mizuho Trust & Banking (including former revitalization subsidiary)	103,468	106,573	74,344

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(Millions of yen)
	As of September 30, 2006				As of March 31, 2006			As of September 30, 2005
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	1,337,035	(9,375)	95	9,471	(15,671)	96	15,767	(3,316)	3,671	6,988
Mizuho Bank (including former revitalization subsidiary)	1,337,035	(9,375)	95	9,471	(15,671)	96	15,767	(3,316)	3,671	6,988
Mizuho Corporate Bank (including former revitalization subsidiaries)	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking (including former revitalization subsidiary)	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(Millions of yen)
	As of September 30, 2006				As of March 31, 2006			As of September 30, 2005
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	105,707	104,664	104,664	—	170,068	170,068	—	77,320	77,320	—
Mizuho Bank (including former revitalization subsidiary)	67,098	77,740	77,740	—	129,003	129,003	—	56,492	56,492	—
Mizuho Corporate Bank (including former revitalization subsidiaries)	38,608	26,924	26,924	—	41,064	41,064	—	20,828	20,828	—
Mizuho Trust & Banking (including former revitalization subsidiary)	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)

	(Millions of yen)
Investments in Subsidiaries and Affiliates	137,171	797,257	797,257	—	1,107,847	1,107,847	—	588,634	588,634	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments. The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	Unrealized Gains/Losses
		Change from March 31, 2006	Change from September 30, 2005	Unrealized Gains/ Losses	Unrealized Gains/Losses
Other Securities	2,053,943	(147,468)	750,475	2,201,412	1,303,468
Japanese Stocks	2,291,377	(171,002)	815,492	2,462,379	1,475,884
Japanese Bonds	(159,931)	74,548	(21,850)	(234,480)	(138,081)
Japanese Government Bonds	(154,437)	76,261	(17,314)	(230,698)	(137,122)
Other	(77,501)	(51,015)	(43,166)	(26,486)	(34,335)

Non-Consolidated
Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(Millions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	Unrealized Gains/Losses
		Change from March 31, 2006	Change from September 30, 2005	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	1,976,749	(133,074)	721,888	2,109,824	1,254,861
Japanese Stocks	2,210,579	(155,887)	781,685	2,366,466	1,428,893
Japanese Bonds	(159,707)	74,141	(21,768)	(233,848)	(137,939)
Japanese Government Bonds	(153,976)	75,731	(17,042)	(229,707)	(136,933)
Other	(74,122)	(51,328)	(38,029)	(22,793)	(36,092)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

■ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

	(Billions of yen)
	Maturity as of September 30, 2006				Change				Maturity as of March 31, 2006
Aggregated Figures of the 3 Banks	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	9,531.7	8,208.2	2,505.7	1,519.8	(1,146.5)	333.9	(648.8)	(6.7)	10,678.2	7,874.2	3,154.5	1,526.5
Japanese Government Bonds	9,148.2	6,310.3	2,060.4	1,200.2	(1,218.9)	390.6	(639.0)	(73.6)	10,367.2	5,919.6	2,699.5	1,273.8
Japanese Local Government Bonds	4.0	92.7	38.2	8.5	0.5	(2.5)	(30.0)	(0.2)	3.5	95.3	68.3	8.7
Japanese Corporate Bonds	379.4	1,805.0	407.0	311.0	71.9	(54.2)	20.3	67.0	307.4	1,859.3	386.6	243.9
Other	612.1	3,269.0	2,007.9	3,536.0	153.2	268.5	635.3	485.3	458.8	3,000.5	1,372.5	3,050.6

Mizuho Bank
Japanese Bonds	7,709.1	5,892.3	1,085.9	628.4	(1,375.2)	92.6	(918.6)	(42.2)	9,084.4	5,799.7	2,004.5	670.6
Japanese Government Bonds	7,449.6	4,358.3	748.1	583.8	(1,434.8)	124.5	(916.2)	(45.8)	8,884.5	4,233.8	1,664.3	629.7
Japanese Local Government Bonds	1.6	83.4	31.9	—	(0.1)	(0.7)	(29.7)	—	1.7	84.2	61.7	—
Japanese Corporate Bonds	257.8	1,450.4	305.8	44.5	59.7	(31.1)	27.4	3.6	198.1	1,481.6	278.4	40.9
Other	111.1	896.8	432.2	1,126.5	59.4	(321.0)	212.1	328.0	51.6	1,217.8	220.0	798.4

Mizuho Corporate Bank
Japanese Bonds	1,726.2	2,032.5	1,124.4	605.4	359.9	255.8	191.1	59.1	1,366.2	1,776.7	933.3	546.2
Japanese Government Bonds	1,648.5	1,749.4	1,037.9	330.3	365.8	262.0	195.1	(4.1)	1,282.7	1,487.4	842.7	334.4
Japanese Local Government Bonds	1.8	1.2	2.2	8.5	0.4	(1.4)	(0.0)	(0.2)	1.4	2.7	2.2	8.7
Japanese Corporate Bonds	75.7	281.8	84.1	266.4	(6.3)	(4.7)	(4.0)	63.4	82.0	286.5	88.2	203.0
Other	482.0	2,139.9	1,495.8	2,409.5	87.4	442.8	429.6	157.3	394.5	1,697.1	1,066.2	2,252.1

Mizuho Trust & Banking
Japanese Bonds	96.3	283.2	295.3	286.0	(131.2)	(14.5)	78.6	(23.6)	227.6	297.7	216.6	309.6
Japanese Government Bonds	49.9	202.4	274.3	286.0	(149.9)	4.1	82.0	(23.6)	199.9	198.3	192.3	309.6
Japanese Local Government Bonds	0.5	8.0	4.0	—	0.1	(0.2)	(0.2)	—	0.4	8.3	4.3	—
Japanese Corporate Bonds	45.8	72.7	16.9	—	18.5	(18.4)	(3.0)	—	27.2	91.1	20.0	—
Other	18.8	232.2	79.8	—	6.3	146.7	(6.5)	—	12.5	85.5	86.3	—

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Notional Amount of Interest Rate Swaps (qualifying for Hedge Accounting (Deferred method)) by Remaining Contractual Term

	(Billions of yen)
	As of September 30, 2006				Change				As of March 31, 2006
Aggregated Figures of the 3 Banks	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	6,184.8	12,197.3	2,178.7	20,560.9	(58.0)	(329.8)	(441.9)	(829.8)	6,242.8	12,527.2	2,620.6	21,390.8
Receive Float / Pay Fixed	1,561.7	3,147.2	1,267.4	5,976.4	(2,935.9)	(1,910.2)	(985.3)	(5,831.4)	4,497.6	5,057.4	2,252.8	11,807.9
Receive Float / Pay Float	1,335.3	1,119.3	24.8	2,479.4	—	0.0	—	0.0	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	9,081.8	16,463.9	3,471.0	29,016.8	(2,993.9)	(2,240.0)	(1,427.3)	(6,661.3)	12,075.8	18,704.0	4,898.3	35,678.2

Mizuho Bank
Receive Fixed / Pay Float	158.5	2,081.3	503.0	2,742.8	(1,566.5)	(3,340.8)	(144.1)	(5,051.5)	1,725.0	5,422.1	647.2	7,794.3
Receive Float / Pay Fixed	1,296.6	86.9	200.0	1,583.5	(684.7)	34.6	200.0	(450.1)	1,981.3	52.3	—	2,033.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,455.1	2,168.2	703.0	4,326.3	(2,251.2)	(3,306.2)	55.8	(5,501.6)	3,706.3	5,474.4	647.2	9,828.0

Mizuho Corporate Bank
Receive Fixed / Pay Float	5,976.3	9,951.0	1,535.7	17,463.0	1,556.4	2,895.9	(377.7)	4,074.6	4,419.8	7,055.0	1,913.4	13,388.4
Receive Float / Pay Fixed	235.1	2,895.3	1,017.4	4,147.9	(2,281.1)	(1,859.8)	(1,170.3)	(5,311.3)	2,516.2	4,755.1	2,187.8	9,459.2
Receive Float / Pay Float	1,335.3	1,119.3	24.8	2,479.4	—	0.0	—	0.0	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	7,546.7	13,965.7	2,577.9	24,090.4	(724.6)	1,036.1	(1,548.1)	(1,236.6)	8,271.4	12,929.5	4,126.0	25,327.1

Mizuho Trust & Banking
Receive Fixed / Pay Float	50.0	165.0	140.0	355.0	(48.0)	115.0	80.0	147.0	98.0	50.0	60.0	208.0
Receive Float / Pay Fixed	30.0	165.0	50.0	245.0	30.0	(85.0)	(15.0)	(70.0)	—	250.0	65.0	315.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	80.0	330.0	190.0	600.0	(18.0)	30.0	65.0	77.0	98.0	300.0	125.0	523.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2006			Change			As of March 31, 2006
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures of the 3 Banks	597.5	791.9	(194.3)	(41.5)	(166.9)	125.3	639.1	958.8	(319.6)
Mizuho Bank	115.5	229.1	(113.5)	(15.3)	(64.8)	49.5	130.9	294.0	(163.1)
Mizuho Corporate Bank	427.2	507.9	(80.7)	(31.0)	(102.4)	71.4	458.3	610.4	(152.1)
Mizuho Trust & Banking	54.7	54.7	(0.0)	4.8	0.4	4.3	49.9	54.3	(4.4)

*	Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligation

		(Millions of yen)
Aggregated Figures of the 3 Banks		As of September 30, 2006	Change	As of September 30, 2005
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	1,069,628	3,892	1,065,736
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,854,943	459,578	1,395,364
Unrecognized Net Obligation	(C)	(182,911)	(461,052)	278,141
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		(182,911)	(461,052)	278,141
Amount accumulated (amortized) during the period		219	24,062	(23,843)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	612,411	(3,913)	616,324
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	10,007	1,452	8,555

Mizuho Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	622,820	14,073	608,746
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,071,108	277,180	793,927
Unrecognized Net Obligation	(C)	(76,903)	(281,599)	204,696
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		(76,903)	(281,599)	204,696
Amount accumulated (amortized) during the period		(1,695)	14,475	(16,171)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	371,384	(18,492)	389,876
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	329,943	(10,840)	340,784
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	637,853	156,415	481,438
Unrecognized Net Obligation	(C)	(116,156)	(151,016)	34,860
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		(116,156)	(151,016)	34,860
Amount accumulated (amortized) during the period		3,638	8,145	(4,506)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	191,754	16,239	175,514
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	116,864	659	116,205
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	145,980	25,982	119,998
Unrecognized Net Obligation	(C)	10,148	(28,436)	38,584
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		10,148	(28,436)	38,584
Amount accumulated (amortized) during the period		(1,722)	1,441	(3,164)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	49,273	(1,660)	50,933
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	10,007	1,452	8,555

3-17

Mizuho Financial Group, Inc.

Expenses related to Employee Retirement Benefits

	(Millions of yen)
Aggregated Figures of the 3 Banks	First Half of Fiscal 2006	Change	First Half of Fiscal 2005
Service Cost	(7,895)	(688)	(7,206)
Interest Cost	(13,370)	(48)	(13,321)
Expected Return on Plan Assets	34,316	9,199	25,116
Accumulation (Amortization) of Unrecognized Actuarial Differences	219	24,062	(23,843)
Other	(2,304)	(2,103)	(201)

Total	10,966	30,422	(19,455)

Mizuho Bank
Service Cost	(5,107)	(382)	(4,725)
Interest Cost	(7,785)	(175)	(7,609)
Expected Return on Plan Assets	19,815	5,524	14,290
Accumulation (Amortization) of Unrecognized Actuarial Differences	(1,695)	14,475	(16,171)
Other	(1,772)	(1,652)	(120)

Total	3,454	17,790	(14,335)

Mizuho Corporate Bank
Service Cost	(1,759)	(190)	(1,569)
Interest Cost	(4,124)	135	(4,259)
Expected Return on Plan Assets	11,800	3,134	8,665
Accumulation (Amortization) of Unrecognized Actuarial Differences	3,638	8,145	(4,506)
Other	(411)	(358)	(53)

Total	9,142	10,865	(1,723)

Mizuho Trust & Banking
Service Cost	(1,027)	(115)	(911)
Interest Cost	(1,460)	(8)	(1,452)
Expected Return on Plan Assets	2,700	540	2,159
Accumulation (Amortization) of Unrecognized Actuarial Differences	(1,722)	1,441	(3,164)
Other	(120)	(92)	(27)

Total	(1,631)	1,765	(3,396)

Consolidated

	(Millions of yen)
	As of September 30, 2006	Change	As of September 30, 2005
Projected Benefit Obligation (at the beginning of the fiscal year)	1,129,260	11,352	1,117,907
Unrecognized Net Obligation	(174,646)	(462,280)	287,633
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(174,646)	(462,280)	287,633
Amount accumulated (amortized) during the period	(378)	24,071	(24,450)
Expenses related to Employee Retirement Benefits	5,969	30,401	(24,432)

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group (BIS Capital Ratio)

	(%, Billions of yen)
	As of September 30, 2006
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
(1) Capital Adequacy Ratio	11.01	(0.61)	0.28	11.62	10.73
Tier 1 Capital Ratio	5.62	(0.27)	0.18	5.89	5.44
(2) Tier 1 Capital	4,374.3	(181.5)	511.9	4,555.9	3,862.4
Common Stock and Preferred Stock	1,540.9	—	—	1,540.9	1,540.9
Capital Surplus	411.1	(0.0)	341.4	411.1	69.6
Retained Earnings	1,201.0	(216.4)	(121.6)	1,417.5	1,322.7
Minority Interest in Consolidated Subsidiaries	1,294.5	13.9	180.3	1,280.5	1,114.1
Preferred Stock Issued by Overseas SPCs	1,100.5	4.8	157.6	1,095.7	942.8
Unrealized Losses on Other Securities	—	—	—	—	—
Treasury Stock	(32.0)	14.8	102.8	(46.8)	(134.8)
Foreign Currency Translation Adjustments	(41.2)	6.1	8.8	(47.4)	(50.1)
Business Right Equivalent	—	0.0	0.0	(0.0)	(0.0)
Goodwill Equivalent	—	—	—
Consolidation Differences Equivalent		—	—	—	—
(3) Tier 2 Capital	4,310.3	(243.6)	271.1	4,554.0	4,039.2

Tier 2 Capital Included as Qualifying Capital	4,310.3	(243.6)	447.8	4,554.0	3,862.4
45% of Unrealized Gains on Other Securities	927.6	(66.9)	337.7	994.6	589.8
45% of Revaluation Reserve for Land	123.7	(7.3)	(17.7)	131.0	141.4
General Reserve for Possible Losses on Loans	565.2	(50.4)	14.9	615.7	550.3
Debt Capital	2,693.6	(118.9)	(63.8)	2,812.5	2,757.5
Perpetual Subordinated Debt and Other Debt Capital	828.2	51.8	1.0	776.3	827.1
Subordinated Debt and Redeemable Preferred Stock	1,865.4	(170.7)	(64.9)	2,036.2	1,930.3
(4) Deductions for Total Risk-based Capital	117.3	0.6	2.1	116.7	115.1
(5) Total Risk-based Capital (2)+(3)-(4)	8,567.4	(425.8)	957.5	8,993.2	7,609.8
(6) Risk-weighted Assets	77,791.3	453.0	6,916.4	77,338.3	70,874.8
Assets Exposed to Credit Risk	75,919.5	396.0	6,461.8	75,523.4	69,457.6
On-balance Sheet Items	68,185.3	275.2	5,216.2	67,910.0	62,969.1
Off-balance Sheet Items	7,734.1	120.7	1,245.5	7,613.3	6,488.5
Market Risk Equivalent Assets	1,871.8	56.9	454.6	1,814.8	1,417.2

Mizuho Corporate Bank (BIS Capital Ratio)
	(%, Billions of yen)
	As of September 30, 2006
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
(1) Capital Adequacy Ratio	12.81	(0.06)	(0.10)	12.87	12.91
Tier 1 Capital Ratio	7.36	0.44	0.16	6.92	7.20
(2) Tier 1 Capital	3,046.8	237.3	467.7	2,809.4	2,579.0
Common Stock and Preferred Stock	1,070.9	—	—	1,070.9	1,070.9
Capital Surplus	330.3	—	72.0	330.3	258.2
Retained Earnings	875.1	218.1	267.8	656.9	607.2
Minority Interest in Consolidated Subsidiaries	876.0	8.2	110.1	867.7	765.8
Preferred Stock Issued by Overseas SPCs	802.8	4.6	106.7	798.2	696.1
Unrealized Losses on Other Securities	—	—	—	—	—
Treasury Stock	—	—	—	—	—
Foreign Currency Translation Adjustments	(47.0)	6.3	8.6	(53.4)	(55.7)
Business Right Equivalent	—	—	—	—	—
Goodwill Equivalent	(58.5)	(58.5)	(58.5)
Consolidation Differences Equivalent		63.0	67.5	(63.0)	(67.5)
(3) Tier 2 Capital	2,355.7	(147.8)	218.9	2,503.5	2,136.7

Tier 2 Capital Included as Qualifying Capital	2,355.7	(147.8)	218.9	2,503.5	2,136.7
45% of Unrealized Gains on Other Securities	677.3	(58.3)	223.9	735.7	453.3
45% of Revaluation Reserve for Land	29.6	(0.0)	(0.2)	29.6	29.8
General Reserve for Possible Losses on Loans	278.1	(41.3)	13.8	319.4	264.3
Debt Capital	1,370.5	(48.0)	(18.6)	1,418.6	1,389.2
Perpetual Subordinated Debt and Other Debt Capital	332.1	(7.3)	(50.1)	339.5	382.3
Subordinated Debt and Redeemable Preferred Stock	1,038.4	(40.6)	31.5	1,079.1	1,006.9
(4) Deductions for Total Risk-based Capital	104.6	11.2	12.5	93.3	92.0
(5) Total Risk-based Capital (2)+(3)-(4)	5,297.8	78.2	674.1	5,219.6	4,623.7
(6) Risk-weighted Assets	41,353.3	810.6	5,558.9	40,542.7	35,794.4
Assets Exposed to Credit Risk	39,516.9	738.5	5,080.5	38,778.3	34,436.3
On-balance Sheet Items	33,674.0	670.3	3,977.9	33,003.6	29,696.1
Off-balance Sheet Items	5,842.8	68.1	1,102.6	5,774.7	4,740.2
Market Risk Equivalent Assets	1,836.4	72.0	478.4	1,764.3	1,358.0

3-19

Mizuho Financial Group, Inc.

Mizuho Bank (Domestic Standard)

	(%, Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005
(1) Capital Adequacy Ratio	10.45	0.17	(0.13)	10.28	10.58
Tier 1 Capital Ratio	6.16	0.40	0.22	5.76	5.94
(2) Tier 1 Capital	2,061.5	157.1	179.7	1,904.4	1,881.7
Common Stock and Preferred Stock	650.0	—	—	650.0	650.0
Capital Surplus	762.3	—	—	762.3	762.3
Retained Earnings	297.7	153.2	115.1	144.4	182.5
Minority Interest in Consolidated Subsidiaries	351.5	3.8	64.6	347.6	286.8
Preferred Stock Issued by Overseas SPCs	297.6	0.1	50.9	297.4	246.7
Unrealized Losses on Other Securities	—	—	—	—	—
Treasury Stock	—	—	—	—	—
Foreign Currency Translation Adjustments	(0.0)	(0.0)	(0.0)	—	—
Business Right Equivalent	—	—	—	—	—
Goodwill Equivalent	—	—	—
Consolidation Differences Equivalent		—	—	—	—
(3) Tier 2 Capital	1,519.6	(76.2)	(45.1)	1,595.8	1,564.8

Tier 2 Capital Included as Qualifying Capital	1,469.4	(61.5)	(34.7)	1,530.9	1,504.1
45% of Revaluation Reserve for Land	94.1	(7.2)	(17.4)	101.4	111.6
General Reserve for Possible Losses on Loans	259.0	(12.4)	0.4	271.5	258.6
Debt Capital	1,166.4	(56.5)	(28.1)	1,222.9	1,194.5
Perpetual Subordinated Debt and Other Debt Capital	468.3	54.3	63.5	414.0	404.8
Subordinated Debt and Redeemable Preferred Stock	698.0	(110.8)	(91.7)	808.9	789.7
(4) Deductions for Total Risk-based Capital	37.0	1.3	4.4	35.6	32.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,493.9	94.2	140.5	3,399.6	3,353.3
(6) Risk-weighted Assets	33,420.1	364.5	1,750.5	33,055.6	31,669.5
On-balance Sheet Items	31,246.9	234.8	1,563.7	31,012.0	29,683.1
Off-balance Sheet Items	2,173.2	129.6	186.8	2,043.6	1,986.4

(Reference)
Mizuho Bank (BIS Capital Ratio)

	(%, Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005
(1) Capital Adequacy Ratio	11.12	0.22	0.13	10.90	10.99
Tier 1 Capital Ratio	6.17	0.48	0.24	5.69	5.93
(2) Tier 1 Capital	2,061.5	157.1	179.7	1,904.4	1,881.7
Common Stock and Preferred Stock	650.0	—	—	650.0	650.0
Capital Surplus	762.3	—	—	762.3	762.3
Retained Earnings	297.7	153.2	115.1	144.4	182.5
Minority Interest in Consolidated Subsidiaries	351.5	3.8	64.6	347.6	286.8
Preferred Stock Issued by Overseas SPCs	297.6	0.1	50.9	297.4	246.7
Unrealized Losses on Other Securities	—	—	—	—	—
Treasury Stock	—	—	—	—	—
Foreign Currency Translation Adjustments	(0.0)	(0.0)	(0.0)	—	—
Business Right Equivalent	—	—	—	—	—
Goodwill Equivalent	—	—	—
Consolidation Differences Equivalent		—	—	—	—
(3) Tier 2 Capital	1,686.5	(91.6)	49.9	1,778.1	1,636.5

Tier 2 Capital Included as Qualifying Capital	1,686.5	(91.6)	49.9	1,778.1	1,636.5
45% of Unrealized Gains on Other Securities	166.8	(15.3)	95.1	182.2	71.7
45% of Revaluation Reserve for Land	94.1	(7.2)	(17.4)	101.4	111.6
General Reserve for Possible Losses on Loans	259.0	(12.4)	0.4	271.5	258.6
Debt Capital	1,166.4	(56.5)	(28.1)	1,222.9	1,194.5
Perpetual Subordinated Debt and Other Debt Capital	468.3	54.3	63.5	414.0	404.8
Subordinated Debt and Redeemable Preferred Stock	698.0	(110.8)	(91.7)	808.9	789.7
(4) Deductions for Total Risk-based Capital	37.0	1.3	4.4	35.6	32.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,711.0	64.1	225.2	3,646.8	3,485.7
(6) Risk-weighted Assets	33,369.2	(79.6)	1,660.4	33,448.8	31,708.7
Assets Exposed to Credit Risk	33,231.4	(127.6)	1,609.8	33,359.0	31,621.5
On-balance Sheet Items	31,058.5	(257.3)	1,423.0	31,315.8	29,635.5
Off-balance Sheet Items	2,172.8	129.7	186.8	2,043.1	1,986.0
Market Risk Equivalent Assets	137.8	47.9	50.6	89.8	87.1

3-20

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (BIS Capital Ratio)

	(%, Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005
(1) Capital Adequacy Ratio	13.69	(0.73)	(0.14)	14.42	13.83
Tier 1 Capital Ratio	7.26	(0.30)	(0.41)	7.56	7.67
(2) Tier 1 Capital	327.8	(9.2)	0.2	337.1	327.5
Common Stock and Preferred Stock	247.2	—	—	247.2	247.2
Capital Surplus	15.3	(0.0)	3.1	15.3	12.2
Retained Earnings	63.2	(9.0)	(3.8)	72.3	67.0
Minority Interest in Consolidated Subsidiaries	2.2	0.0	0.5	2.2	1.7
Preferred Stock Issued by Overseas SPCs	—	—	—	—	—
Unrealized Losses on Other Securities	—	—	—	—	—
Treasury Stock	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Foreign Currency Translation Adjustments	(0.1)	(0.2)	0.3	0.0	(0.5)
Business Right Equivalent	—	0.0	0.0	(0.0)	(0.0)
Goodwill Equivalent	—	—	—
Consolidation Differences Equivalent		—	—	—	—
(3) Tier 2 Capital	291.7	(15.1)	27.3	306.8	264.3

Tier 2 Capital Included as Qualifying Capital	291.7	(15.1)	27.3	306.8	264.3
45% of Unrealized Gains on Other Securities	78.9	(2.5)	22.2	81.5	56.7
45% of Revaluation Reserve for Land	—	—	—	—	—
General Reserve for Possible Losses on Loans	30.5	3.7	5.3	26.8	25.2
Debt Capital	182.2	(16.3)	(0.2)	198.5	182.4

Perpetual Subordinated Debt and Other Debt Capital	42.7	—	—	42.7	42.7
Subordinated Debt and Redeemable Preferred Stock	139.5	(16.3)	(0.2)	155.8	139.7
(4) Deductions for Total Risk-based Capital	1.3	(0.1)	(0.3)	1.4	1.6
(5) Total Risk-based Capital (2)+(3)-(4)	618.2	(24.2)	27.9	642.5	590.3
(6) Risk-weighted Assets	4,514.2	59.8	246.7	4,454.3	4,267.4
Assets Exposed to Credit Risk	4,494.8	50.4	250.2	4,444.3	4,244.5
On-balance Sheet Items	4,285.6	62.0	250.8	4,223.6	4,034.8
Off-balance Sheet Items	209.1	(11.5)	(0.6)	220.7	209.7
Market Risk Equivalent Assets	19.4	9.3	(3.4)	10.0	22.8

3-21

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

■ The figures below are presented net of partial direct write-offs of Category IV loans.

■ Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
		%	Change from March 31, 2006%		Change from September 30, 2005%			%		%
Loans to Bankrupt Obligors	48,921	0.07	16,099	0.02	(22,892)	(0.03)	32,821	0.05	71,814	0.11
Non-Accrual Delinquent Loans	375,106	0.57	(79,606)	(0.11)	(438,825)	(0.69)	454,712	0.69	813,931	1.27
Loans Past Due for 3 Months or More	11,471	0.01	(2,523)	(0.00)	(18,012)	(0.02)	13,995	0.02	29,484	0.04
Restructured Loans	515,255	0.79	(38,118)	(0.05)	112,304	0.16	553,373	0.84	402,951	0.63

Total	950,755	1.46	(104,148)	(0.15)	(367,426)	(0.60)	1,054,903	1.61	1,318,181	2.06

Total Loans	65,062,729	100.00	(345,942)		1,251,315		65,408,672	100.00	63,811,414	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	620,276		(162,466)		(306,817)		782,742		927,094

Trust Account

	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
		%	Change from March 31, 2006%		Change from September 30, 2005%			%		%
Loans to Bankrupt Obligors	—	—	—	—	(2)	(0.00)	—	—	2	0.00
Non-Accrual Delinquent Loans	6,819	10.34	6,819	10.34	6,815	10.34	—	—	4	0.00
Loans Past Due for 3 Months or More	123	0.18	123	0.18	123	0.18	—	—	—	—
Restructured Loans	35	0.05	(3)	0.01	(3,817)	(3.51)	39	0.03	3,853	3.57

Total	6,978	10.59	6,939	10.55	3,118	7.01	39	0.03	3,860	3.57

Total Loans	65,894	100.00	(32,489)		(41,946)		98,383	100.00	107,841	100.00

Consolidated + Trust Account

	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
		%	Change from March 31, 2006%		Change from September 30, 2005%			%		%
Loans to Bankrupt Obligors	48,921	0.07	16,099	0.02	(22,895)	(0.03)	32,821	0.05	71,817	0.11
Non-Accrual Delinquent Loans	381,925	0.58	(72,786)	(0.10)	(432,009)	(0.68)	454,712	0.69	813,935	1.27
Loans Past Due for 3 Months or More	11,595	0.01	(2,399)	(0.00)	(17,889)	(0.02)	13,995	0.02	29,484	0.04
Restructured Loans	515,291	0.79	(38,122)	(0.05)	108,486	0.15	553,413	0.84	406,804	0.63

Total	957,734	1.47	(97,208)	(0.13)	(364,307)	(0.59)	1,054,942	1.61	1,322,042	2.06

Total Loans	65,128,624	100.00	(378,431)		1,209,368		65,507,055	100.00	63,919,255	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
		%	Change from March 31, 2006%		Change from September 30, 2005%			%		%
Loans to Bankrupt Obligors	45,491	0.06	16,718	0.02	(21,334)	(0.03)	28,772	0.04	66,825	0.10
Non-Accrual Delinquent Loans	364,608	0.55	(67,963)	(0.10)	(403,577)	(0.65)	432,572	0.65	768,186	1.20
Loans Past Due for 3 Months or More	11,595	0.01	(2,399)	(0.00)	(17,889)	(0.02)	13,995	0.02	29,484	0.04
Restructured Loans	513,870	0.77	(38,480)	(0.05)	110,304	0.14	552,350	0.83	403,565	0.63

Total	935,565	1.41	(92,125)	(0.13)	(332,496)	(0.57)	1,027,690	1.55	1,268,062	1.99

Total Loans	65,991,228	100.00	(91,862)		2,339,435		66,083,091	100.00	63,651,792	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	555,225		(148,310)		(205,467)		703,536		760,692

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Loans to Bankrupt Obligors	38,947	0.11	15,652	0.04	1,555	0.00	23,295	0.06	37,392	0.11
Non-Accrual Delinquent Loans	274,928	0.80	(47,593)	(0.13)	(148,584)	(0.44)	322,521	0.94	423,512	1.25
Loans Past Due for 3 Months or More	10,290	0.03	(1,613)	(0.00)	(18,636)	(0.05)	11,903	0.03	28,926	0.08
Restructured Loans	202,956	0.59	(30,966)	(0.09)	(6,775)	(0.02)	233,922	0.68	209,731	0.61

Total	527,122	1.54	(64,519)	(0.18)	(172,441)	(0.52)	591,642	1.73	699,563	2.06

Total Loans	34,179,684	100.00	(8,869)		324,963		34,188,553	100.00	33,854,720	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	232,959		(22,906)		(30,861)		255,865		263,821

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Loans to Bankrupt Obligors	3,904	0.01	125	0.00	(22,506)	(0.08)	3,778	0.01	26,410	0.10
Non-Accrual Delinquent Loans	73,721	0.26	(24,486)	(0.08)	(224,426)	(0.86)	98,208	0.34	298,148	1.13
Loans Past Due for 3 Months or More	—	—	(1,760)	(0.00)	—	—	1,760	0.00	—	—
Restructured Loans	245,288	0.87	(5,503)	(0.01)	86,230	0.26	250,792	0.88	159,057	0.60

Total	322,914	1.14	(31,626)	(0.10)	(160,702)	(0.68)	354,540	1.25	483,617	1.83

Total Loans	28,099,488	100.00	(164,020)		1,731,595		28,263,509	100.00	26,367,892	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	276,579		(123,571)		(169,579)		400,150		446,158

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)
(Banking Account)
Loans to Bankrupt Obligors	2,639	0.07	940	0.02	(380)	(0.01)	1,698	0.04	3,019	0.09
Non-Accrual Delinquent Loans	9,139	0.25	(2,703)	(0.08)	(37,381)	(1.15)	11,842	0.33	46,520	1.40
Loans Past Due for 3 Months or More	1,181	0.03	850	0.02	623	0.01	330	0.00	558	0.01
Restructured Loans	65,590	1.79	(2,006)	(0.11)	34,666	0.86	67,597	1.91	30,923	0.93

Total	78,550	2.15	(2,918)	(0.15)	(2,471)	(0.28)	81,468	2.30	81,021	2.43

Total Loans	3,646,161	100.00	113,516		324,823		3,532,645	100.00	3,321,338	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	45,687		(1,832)		(5,026)		47,519		50,713

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	(2)	(0.00)	—	—	2	0.00
Non-Accrual Delinquent Loans	6,819	10.34	6,819	10.34	6,815	10.34	—	—	4	0.00
Loans Past Due for 3 Months or More	123	0.18	123	0.18	123	0.18	—	—	—	—
Restructured Loans	35	0.05	(3)	0.01	(3,817)	(3.51)	39	0.03	3,853	3.57

Total	6,978	10.59	6,939	10.55	3,118	7.01	39	0.03	3,860	3.57

Total Loans	65,894	100.00	(32,489)		(41,946)		98,383	100.00	107,841	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-23

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Reserves for Possible Losses on Loans	742,778	(71,399)	(271,784)	814,178	1,014,562
General Reserve for Possible Losses on Loans	565,282	(50,492)	14,951	615,775	550,331
Specific Reserve for Possible Losses on Loans	174,833	(20,074)	(284,796)	194,907	459,629
Reserve for Possible Losses on Loans to Restructuring Countries	2,662	(832)	(1,938)	3,495	4,601

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	633,965	(171,650)	(318,785)	805,616	952,751

3-24

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(Millions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Reserves for Possible Losses on Loans	647,488	(56,263)	(247,156)	703,751	894,644
General Reserve for Possible Losses on Loans	525,721	(42,520)	21,522	568,241	504,198
Specific Reserve for Possible Losses on Loans	119,104	(12,910)	(266,739)	132,014	385,843
Reserve for Possible Losses on Loans to Restructuring Countries	2,662	(832)	(1,938)	3,495	4,601

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	567,766	(157,400)	(216,581)	725,167	784,348

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Reserves for Possible Losses on Loans	299,087	(7,863)	(94,095)	306,951	393,183
General Reserve for Possible Losses on Loans	222,586	(5,074)	2,213	227,661	220,373
Specific Reserve for Possible Losses on Loans	76,451	(2,772)	(96,290)	79,224	172,742
Reserve for Possible Losses on Loans to Restructuring Countries	49	(16)	(18)	66	68

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	240,953	(22,626)	(30,505)	263,579	271,458

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Reserves for Possible Losses on Loans	316,192	(50,079)	(140,096)	366,272	456,289
General Reserve for Possible Losses on Loans	273,888	(41,049)	14,231	314,937	259,656
Specific Reserve for Possible Losses on Loans	39,968	(8,314)	(152,649)	48,282	192,617
Reserve for Possible Losses on Loans to Restructuring Countries	2,336	(715)	(1,679)	3,052	4,016

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	279,287	(132,932)	(180,880)	412,219	460,167

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)
Reserves for Possible Losses on Loans	32,207	1,679	(12,963)	30,527	45,171
General Reserve for Possible Losses on Loans	29,246	3,603	5,076	25,643	24,169
Specific Reserve for Possible Losses on Loans	2,684	(1,822)	(17,799)	4,507	20,484
Reserve for Possible Losses on Loans to Restructuring Countries	276	(100)	(241)	376	517

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	47,526	(1,841)	(5,196)	49,368	52,722

3-25

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Mizuho Financial Group	78.12	0.94	1.15	77.18	76.96

*	Above figures are presented net of partial direct write-offs.

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(%)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Total	69.72	1.24	(1.03)	68.48	70.76
Mizuho Bank + Revitalization Subsidiary	56.73	4.85	0.53	51.88	56.20
Mizuho Corporate Bank + Revitalization Subsidiaries	97.91	(5.39)	3.56	103.30	94.34
Mizuho Trust & Banking (Banking Account)+ Revitalization Subsidiary	41.00	3.53	(14.75)	37.47	55.75

*	Above figures are presented net of partial direct write-offs.

3-26

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	135,445	(21,511)	(64,392)	156,957	199,838
Claims with Collection Risk	346,365	(16,548)	(382,586)	362,913	728,951
Claims for Special Attention	526,985	(40,737)	94,314	567,723	432,671

Total	1,008,796	(78,797)	(352,664)	1,087,594	1,361,461

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	633,523	(171,696)	(318,944)	805,219	952,467

Trust Account

	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	(2)	—	2
Claims with Collection Risk	6,819	6,819	6,815	—	4
Claims for Special Attention	159	120	(3,694)	39	3,853

Total	6,978	6,939	3,118	39	3,860

Consolidated + Trust Account

	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	135,445	(21,511)	(64,395)	156,957	199,840
Claims with Collection Risk	353,184	(9,729)	(375,771)	362,913	728,955
Claims for Special Attention	527,144	(40,617)	90,620	567,762	436,524

Total	1,015,775	(71,858)	(349,546)	1,087,633	1,365,321

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Millions of yen,%)
	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
		%	Change from March 31, 2006%		Change from September 30, 2005%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	114,822	0.15	(16,058)	(0.02)	(46,676)	(0.07)	130,880	0.17	161,499	0.23
Claims with Collection Risk	345,745	0.46	(9,517)	(0.01)	(356,988)	(0.53)	355,263	0.47	702,734	1.00
Claims for Special Attention	525,724	0.70	(40,975)	(0.05)	92,438	0.08	566,700	0.76	433,286	0.61
Sub-total	986,291	1.32	(66,552)	(0.09)	(311,227)	(0.52)	1,052,844	1.41	1,297,519	1.85
Normal Claims	73,438,847	98.67	202,828	0.09	4,649,870	0.52	73,236,018	98.58	68,788,976	98.14

Total	74,425,138	100.00	136,276		4,338,642		74,288,862	100.00	70,086,496	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	567,603		(157,403)		(216,583)		725,006		784,186

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)

Claims against Bankrupt and Substantially Bankrupt Obligors	90,132	0.24	(7,991)	(0.02)	(9,712)	(0.03)	98,124	0.26	99,844	0.27
Claims with Collection Risk	233,106	0.62	(21,471)	(0.05)	(135,014)	(0.40)	254,577	0.67	368,120	1.02
Claims for Special Attention	213,246	0.57	(32,579)	(0.08)	(25,411)	(0.09)	245,825	0.65	238,658	0.66
Sub-total	536,485	1.43	(62,042)	(0.16)	(170,138)	(0.53)	598,527	1.59	706,623	1.97
Normal Claims	36,836,307	98.56	(51,509)	0.16	1,725,129	0.53	36,887,817	98.40	35,111,177	98.02

Total	37,372,792	100.00	(113,552)		1,554,991		37,486,345	100.00	35,817,801	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	240,953		(22,626)		(30,505)		263,579		271,458

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)

Claims against Bankrupt and Substantially Bankrupt Obligors	19,840	0.05	(9,336)	(0.02)	(37,158)	(0.12)	29,176	0.08	56,999	0.18
Claims with Collection Risk	76,575	0.23	(13,763)	(0.04)	(213,288)	(0.71)	90,339	0.27	289,863	0.94
Claims for Special Attention	245,288	0.73	(7,264)	(0.02)	86,230	0.21	252,553	0.76	159,057	0.51
Sub-total	341,703	1.02	(30,364)	(0.09)	(164,216)	(0.62)	372,068	1.12	505,920	1.64
Normal Claims	32,874,475	98.97	189,242	0.09	2,715,418	0.62	32,685,233	98.87	30,159,057	98.35

Total	33,216,179	100.00	158,877		2,551,201		33,057,302	100.00	30,664,977	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	279,261		(132,934)		(180,882)		412,195		460,144

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	4,849	0.12	1,269	0.03	197	(0.00)	3,580	0.09	4,652	0.13
Claims with Collection Risk	29,244	0.77	18,897	0.49	(15,501)	(0.50)	10,346	0.28	44,745	1.27
Claims for Special Attention	67,030	1.77	(1,251)	(0.09)	35,313	0.87	68,282	1.87	31,717	0.90
Sub-total	101,124	2.68	18,915	0.42	20,008	0.36	82,208	2.25	81,115	2.32
Normal Claims	3,669,147	97.31	104,524	(0.42)	254,387	(0.36)	3,564,623	97.74	3,414,760	97.67

Total	3,770,271	100.00	123,439		274,395		3,646,832	100.00	3,495,876	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	47,388		(1,842)		(5,195)		49,230		52,583

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	(2)	(0.00)	—	—	2	0.00
Claims with Collection Risk	6,819	10.34	6,819	10.34	6,815	10.34	—	—	4	0.00
Claims for Special Attention	159	0.24	120	0.20	(3,694)	(3.33)	39	0.03	3,853	3.57
Sub-total	6,978	10.59	6,939	10.55	3,118	7.01	39	0.03	3,860	3.57
Normal Claims	58,915	89.40	(39,428)	(10.55)	(45,065)	(7.01)	98,344	99.96	103,981	96.42

Total	65,894	100.00	(32,489)		(41,946)		98,383	100.00	107,841	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans ( ¥1,807 million, ¥3,291 million, and ¥3,783 million for September 30, 2006, March 31,2006, and September 30, 2005, respectively) are not included in the above figures for Trust Account.

3-28

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account)

	(Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	114.8	(16.0)	(46.6)	130.8	161.4
Collateral, Guarantees, and equivalent	106.2	(10.8)	(40.8)	117.0	147.0
Reserve for Possible Losses	8.6	(5.2)	(5.8)	13.8	14.4
Claims with Collection Risk	338.9	(16.3)	(363.8)	355.2	702.7
Collateral, Guarantees, and equivalent	175.3	(19.2)	(71.8)	194.6	247.1
Reserve for Possible Losses	121.7	4.5	(249.6)	117.2	371.3
Claims for Special Attention	525.5	(41.0)	96.1	566.6	429.4
Collateral, Guarantees, and equivalent	179.2	(20.8)	(3.5)	200.1	182.7
Reserve for Possible Losses	124.9	0.3	44.7	124.5	80.1

Total	979.3	(73.4)	(314.3)	1,052.8	1,293.6
Collateral, Guarantees, and equivalent	460.7	(50.9)	(116.2)	511.7	576.9
Reserve for Possible Losses	255.3	(0.2)	(210.6)	255.6	466.0

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)

Claims against Bankrupt and Substantially Bankrupt Obligors	90.1	(7.9)	(9.7)	98.1	99.8
Collateral, Guarantees, and equivalent	86.4	(6.7)	(8.3)	93.1	94.8
Reserve for Possible Losses	3.7	(1.2)	(1.3)	4.9	5.0
Claims with Collection Risk	233.1	(21.4)	(135.0)	254.5	368.1
Collateral, Guarantees, and equivalent	134.0	(20.5)	(42.0)	154.6	176.1
Reserve for Possible Losses	72.5	(0.7)	(95.1)	73.3	167.6
Claims for Special Attention	213.2	(32.5)	(25.4)	245.8	238.6
Collateral, Guarantees, and equivalent	68.6	(14.8)	(17.1)	83.4	85.7
Reserve for Possible Losses	40.5	(3.2)	(2.1)	43.7	42.6

Total	536.4	(62.0)	(170.1)	598.5	706.6
Collateral, Guarantees, and equivalent	289.1	(42.1)	(67.6)	331.3	356.7
Reserve for Possible Losses	116.8	(5.2)	(98.5)	122.0	215.3

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)

Claims against Bankrupt and Substantially Bankrupt Obligors	19.8	(9.3)	(37.1)	29.1	56.9
Collateral, Guarantees, and equivalent	15.3	(5.3)	(32.4)	20.7	47.8
Reserve for Possible Losses	4.4	(3.9)	(4.6)	8.4	9.1
Claims with Collection Risk	76.5	(13.7)	(213.2)	90.3	289.8
Collateral, Guarantees, and equivalent	26.5	(8.3)	(26.9)	34.9	53.4
Reserve for Possible Losses	35.5	(4.3)	(147.9)	39.8	183.5
Claims for Special Attention	245.2	(7.2)	86.2	252.5	159.0
Collateral, Guarantees, and equivalent	75.6	(4.8)	(10.3)	80.5	86.0
Reserve for Possible Losses	69.8	2.1	39.0	67.7	30.8

Total	341.7	(30.3)	(164.2)	372.0	505.9
Collateral, Guarantees, and equivalent	117.5	(18.6)	(69.8)	136.2	187.4
Reserve for Possible Losses	109.7	(6.1)	(113.6)	115.9	223.4

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset) (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	4.8	1.2	0.1	3.5	4.6
Collateral, Guarantees, and equivalent	4.4	1.2	0.0	3.1	4.3
Reserve for Possible Losses	0.4	(0.0)	0.1	0.4	0.2
Claims with Collection Risk	29.2	18.8	(15.5)	10.3	44.7
Collateral, Guarantees, and equivalent	14.7	9.6	(2.7)	5.0	17.5
Reserve for Possible Losses	13.6	9.6	(6.5)	4.0	20.1
Claims for Special Attention	67.0	(1.2)	35.3	68.2	31.7
Collateral, Guarantees, and equivalent	34.9	(1.1)	23.9	36.0	10.9
Reserve for Possible Losses	14.6	1.5	7.8	13.1	6.7

Total	101.1	18.9	20.0	82.2	81.1
Collateral, Guarantees, and equivalent	54.0	9.8	21.2	44.2	32.8
Reserve for Possible Losses	28.7	11.1	1.5	17.6	27.1

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	(0.0)	—	0.0
Collateral, Guarantees, and equivalent	—	—	(0.0)	—	0.0
Claims with Collection Risk	6.8	6.8	6.8	—	0.0
Collateral, Guarantees, and equivalent	6.8	6.8	6.8	—	0.0
Claims for Special Attention	0.1	0.1	(3.6)	0.0	3.8
Collateral, Guarantees, and equivalent	0.1	0.1	(1.8)	—	1.9

Total	6.9	6.9	3.1	0.0	3.8
Collateral, Guarantees, and equivalent	6.9	6.9	4.9	—	1.9

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-29

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account)

	(Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Coverage Amount	716.1	(51.2)	(326.8)	767.3	1,043.0
Reserves for Possible Losses on Loans	255.3	(0.2)	(210.6)	255.6	466.0
Collateral, Guarantees, and equivalent	460.7	(50.9)	(116.2)	511.7	576.9

					(%)
Coverage Ratio	73.1	0.2	(7.5)	72.8	80.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	87.6	(0.1)	(0.3)	87.7	88.0
Claims for Special Attention	57.8	0.5	(3.3)	57.2	61.2
Claims against Special Attention Obligors	59.8	0.2	(4.6)	59.5	64.5

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	74.4	1.4	(7.0)	72.9	81.5
Claims for Special Attention	36.0	2.0	3.5	33.9	32.5
Claims against Special Attention Obligors	36.0	1.7	0.9	34.3	35.1

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	22.69	1.57	3.45	21.11	19.24
Claims against Watch Obligors excluding Special Attention Obligors	10.54	(0.80)	0.76	11.35	9.77
Claims against Normal Obligors	0.11	(0.00)	(0.00)	0.11	0.12

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)					(Billions of yen)

Coverage Amount	405.9	(47.3)	(166.1)	453.3	572.1
Reserves for Possible Losses on Loans	116.8	(5.2)	(98.5)	122.0	215.3
Collateral, Guarantees, and equivalent	289.1	(42.1)	(67.6)	331.3	356.7

					(%)
Coverage Ratio	75.6	(0.0)	(5.3)	75.7	80.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	88.6	(0.8)	(4.7)	89.5	93.4
Claims for Special Attention	51.1	(0.5)	(2.6)	51.7	53.8
Claims against Special Attention Obligors	52.7	(1.7)	(3.7)	54.4	56.5

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	73.2	(0.0)	(14.0)	73.3	87.3
Claims for Special Attention	28.0	1.0	0.1	26.9	27.9
Claims against Special Attention Obligors	28.6	0.6	(0.4)	28.0	29.1

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	18.99	1.23	1.10	17.76	17.89
Claims against Watch Obligors excluding Special Attention Obligors	7.03	0.02	0.08	7.00	6.94
Claims against Normal Obligors	0.15	(0.00)	(0.01)	0.15	0.16

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)					(Billions of yen)

Coverage Amount	227.3	(24.8)	(183.4)	252.2	410.8
Reserves for Possible Losses on Loans	109.7	(6.1)	(113.6)	115.9	223.4
Collateral, Guarantees, and equivalent	117.5	(18.6)	(69.8)	136.2	187.4

					(%)
Coverage Ratio	66.5	(1.2)	(14.6)	67.7	81.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	81.0	(1.7)	(0.7)	82.7	81.7
Claims for Special Attention	59.3	0.6	(14.1)	58.7	73.4
Claims against Special Attention Obligors	62.1	0.9	(12.6)	61.2	74.7

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	70.9	(0.9)	(6.6)	71.9	77.6
Claims for Special Attention	41.1	1.8	(1.0)	39.3	42.2
Claims against Special Attention Obligors	40.6	1.8	(3.8)	38.7	44.5

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	25.95	1.37	5.72	24.57	20.22
Claims against Watch Obligors excluding Special Attention Obligors	17.93	0.05	4.51	17.88	13.42
Claims against Normal Obligors	0.06	(0.00)	(0.00)	0.06	0.06

3-30

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)

(Banking Account)

	(Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Coverage Amount	82.7	20.9	22.7	61.8	60.0
Reserves for Possible Losses on Loans	28.7	11.1	1.5	17.6	27.1
Collateral, Guarantees, and equivalent	54.0	9.8	21.2	44.2	32.8

					(%)
Coverage Ratio	81.8	6.6	7.8	75.2	73.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	97.1	9.3	12.8	87.7	84.2
Claims for Special Attention	73.8	1.8	18.2	72.0	55.6
Claims against Special Attention Obligors	74.9	1.6	16.5	73.2	58.4

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	94.2	18.0	20.0	76.2	74.1
Claims for Special Attention	45.4	4.8	13.1	40.6	32.3
Claims against Special Attention Obligors	46.5	4.5	11.9	42.0	34.6

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	21.82	2.43	(0.25)	19.39	22.07
Claims against Watch Obligors excluding Special Attention Obligors	3.21	(0.78)	(1.29)	3.99	4.50
Claims against Normal Obligors	0.21	0.00	0.00	0.21	0.21

3-31

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Note 1	Claims for Special Attention is denoted in individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

Note 2	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

3-32

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account+Trust Account)

	(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005		Fiscal 2006
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from March 31, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	2,129.3	348.5	259.3	111.7	77.1	37.4	20.1	7.5	2.0	29.7	(7.6)
Claims with Collection Risk	5,700.9	594.2	326.5	96.5	63.4	48.5	24.9	16.3	0.7	41.9	(6.5)
Amount Categorized as above as of September 30, 2003	7,830.2	942.8	585.9	208.3	140.5	85.9	45.0	23.9	2.7	71.7	(14.1)
of which the amount which was in the process of being removed from the balance sheet	849.7	262.8	190.7	93.1	64.1	24.9	18.1	1.1	2.0	21.3	(3.5)
Claims against Bankrupt and Substantially Bankrupt Obligors		87.3	75.1	31.2	13.1	5.6	2.7	0.0	—	2.7	(2.8)
Claims with Collection Risk		438.5	86.0	29.1	15.4	11.6	7.3	0.1	0.0	7.5	(4.0)
Amount Newly Categorized as above during the Second Half of Fiscal 2003		525.9	161.1	60.4	28.6	17.3	10.1	0.1	0.0	10.3	(6.9)
of which the amount which was in the process of being removed from the balance sheet		83.7	62.7	25.8	10.5	4.0	2.3	0.0	—	2.3	(1.6)
Claims against Bankrupt and Substantially Bankrupt Obligors			65.8	26.3	20.8	17.5	7.7	7.1	—	14.9	(2.5)
Claims with Collection Risk			449.9	46.0	25.5	17.9	9.3	4.6	0.2	14.2	(3.7)
Amount Newly Categorized as above during the First Half of Fiscal 2004			515.7	72.3	46.3	35.5	17.1	11.8	0.2	29.1	(6.3)
of which the amount which was in the process of being removed from the balance sheet			39.9	25.6	17.6	14.9	4.8	7.1	—	12.0	(2.8)
Claims against Bankrupt and Substantially Bankrupt Obligors				40.1	22.8	38.2	28.7	3.2	1.0	33.0	(5.1)
Claims with Collection Risk				634.0	476.8	76.6	42.5	17.5	0.1	60.2	(16.3)
Amount Newly Categorized as above during the Second Half of Fiscal 2004				674.1	499.7	114.8	71.2	20.8	1.1	93.3	(21.5)
of which the amount which was in the process of being removed from the balance sheet				24.1	22.6	13.9	27.2	2.9	1.0	31.2	17.2
Claims against Bankrupt and Substantially Bankrupt Obligors					27.5	15.8	7.4	0.3	0.0	7.8	(7.9)
Claims with Collection Risk					121.4	65.8	21.7	19.6	1.3	42.7	(23.0)
Amount Newly Categorized as above during the First Half of Fiscal 2005					148.9	81.6	29.2	20.0	1.3	50.6	(31.0)
of which the amount which was in the process of being removed from the balance sheet					23.0	12.1	6.6	0.3	0.0	7.0	(5.0)
Claims against Bankrupt and Substantially Bankrupt Obligors						16.2	8.5	1.1	0.0	9.7	(6.5)
Claims with Collection Risk						134.5	56.7	13.4	2.6	72.7	(61.8)
Amount Newly Categorized as above during the Second Half of Fiscal 2005						150.8	65.2	14.5	2.6	82.4	(68.3)
of which the amount which was in the process of being removed from the balance sheet						14.4	8.5	—	0.0	8.5	(5.9)
Claims against Bankrupt and Substantially Bankrupt Obligors							14.6	0.2	1.6	16.6	16.6
Claims with Collection Risk							70.4	4.7	30.9	106.1	106.1
Amount Newly Categorized as above during the First Half of Fiscal 2006							85.1	5.0	32.6	122.8	122.8
of which the amount which was in the process of being removed from the balance sheet							11.8	0.2	0.0	12.2	12.2
Claims against Bankrupt and Substantially Bankrupt Obligors		435.9	400.2	209.5	161.4	130.8	90.1	19.8	4.8	114.8	(16.0)
Claims with Collection Risk		1,032.8	862.5	805.8	702.7	355.2	233.1	76.5	36.0	345.7	(9.5)

Total		1,468.7	1,262.8	1,015.3	864.2	486.1	323.2	96.4	40.9	460.5	(25.5)
of which the amount which was in the process of being removed from the balance sheet		346.6	293.4	168.7	138.0	84.4	79.7	11.9	3.2	94.9	10.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.
*	Figures from the first half of fiscal 2003 to the first half of fiscal 2005 include those of revitalization subsidiaries.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account+Trust Account)

			(Billions of yen)	(%)	(%)
	Amount Newly Categorized	Balance at September 30, 2006	Accumulated Removal Amount	Accumulated Removal Ratio (%)	Modified Accumulated Removal Ratio* (%)
As of September 30, 2003	7,830.2	71.7	7,758.4	99.0	99.3
Second Half of Fiscal 2003	525.9	10.3	515.5	98.0	98.4
First Half of Fiscal 2004	515.7	29.1	486.6	94.3	96.6
Second Half of Fiscal 2004	674.1	93.3	580.8	86.1	90.7
First Half of Fiscal 2005	148.9	50.6	98.3	66.0	70.7
Second Half of Fiscal 2005	150.8	82.4	68.3	45.3	50.9
First Half of Fiscal 2006	122.8	122.8

Total	9,968.7	460.5	9,508.1

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

3-33

Mizuho Financial Group, Inc.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet during the First Half of Fiscal 2006

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the First Half of Fiscal 2006
	Fiscal 2003		Fiscal 2004		Fiscal 2005
	Accumulated as of September 30, 2003	in the Second Half	in the First Half	in the Second Half	in the First Half	in the Second Half
Liquidation	(3.7)	(0.7)	(0.7)	(0.3)	(0.6)	(0.0)	(6.3)
Restructuring	(6.5)	(88.5)	(2.6)	(1.2)	(5.7)	—	(104.7)
Improvement in Business Performance due to Restructuring	—	(0.0)	(0.0)	—	(0.0)	—	(0.0)
Loan Sales	(12.6)	(0.2)	(1.5)	(5.9)	(7.1)	(6.8)	(34.4)
Direct Write-off	42.2	90.8	8.3	5.5	9.3	(1.0)	155.4
Other	(33.4)	(8.2)	(9.7)	(19.5)	(26.8)	(60.3)	(158.2)
Debt recovery	(30.6)	(7.4)	(7.8)	(15.7)	(23.1)	(29.0)	(113.8)
Improvement in Business Performance	(2.8)	(0.7)	(1.8)	(3.8)	(3.6)	(31.3)	(44.3)

Total	(14.1)	(6.9)	(6.3)	(21.5)	(31.0)	(68.3)	(148.4)

Mizuho Bank
Liquidation	(0.7)	(0.6)	(0.7)	(0.3)	(0.6)	(0.0)	(3.1)
Restructuring	(4.9)	—	(2.6)	(1.2)	(5.7)	—	(14.6)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(2.3)	(0.2)	(1.5)	(5.9)	(1.9)	(4.1)	(16.2)
Direct Write-off	6.4	0.7	4.5	5.1	7.1	(3.0)	20.9
Other	(8.1)	(3.1)	(3.9)	(17.2)	(13.8)	(55.0)	(101.5)
Debt recovery	(5.6)	(2.3)	(2.0)	(13.4)	(10.3)	(26.3)	(60.1)
Improvement in Business Performance	(2.5)	(0.7)	(1.8)	(3.8)	(3.5)	(28.7)	(41.3)

Total	(9.8)	(3.3)	(4.3)	(19.6)	(15.0)	(62.4)	(114.6)

Mizuho Corporate Bank
Liquidation	(3.0)	(0.1)	—	—	—	—	(3.1)
Restructuring	(0.0)	(88.5)	—	—	—	—	(88.5)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(10.3)	—	—	—	(5.1)	(2.6)	(18.1)
Direct Write-off	34.3	90.1	3.8	0.3	2.1	2.0	132.9
Other	(25.1)	(5.0)	(5.6)	(0.0)	(12.7)	(2.3)	(51.1)
Debt recovery	(24.9)	(5.0)	(5.6)	(0.0)	(12.7)	(2.3)	(50.8)
Improvement in Business Performance	(0.2)	—	—	—	—	—	(0.2)

Total	(4.2)	(3.6)	(1.8)	0.3	(15.7)	(2.9)	(28.1)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	—	—	—	—	—	(0.0)	(0.0)
Restructuring	(1.5)	—	—	—	—	—	(1.5)
Improvement in Business Performance due to Restructuring	—	(0.0)	(0.0)	—	(0.0)	—	(0.0)
Loan Sales	—	—	—	—	—	—	—
Direct Write-off	1.5	—	(0.0)	—	—	—	1.5
Other	(0.0)	(0.0)	(0.1)	(2.2)	(0.1)	(2.9)	(5.5)
Debt recovery	(0.0)	(0.0)	(0.0)	(2.2)	(0.0)	(0.3)	(2.8)
Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(2.5)	(2.7)

Total	(0.1)	(0.0)	(0.1)	(2.2)	(0.1)	(2.9)	(5.6)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet
Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account+Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from Second Half of Fiscal 2000
	Up to Second Half of Fiscal 2003(*)	In First Half of Fiscal 2004	In Second Half of Fiscal 2004	In First Half of Fiscal 2005	In Second Half of Fiscal 2005	In First Half of Fiscal 2006
Liquidation	(1,112.4)	(27.3)	(160.3)	(28.5)	(40.7)	(6.3)	(1,375.7)
Restructuring	(1,361.8)	(139.5)	(98.6)	(12.5)	(55.8)	(104.7)	(1,773.2)
Improvement in Business Performance due to Restructuring	(171.7)	(0.5)	(2.9)	(1.0)	(3.1)	(0.0)	(179.5)
Loan Sales	(3,165.6)	(254.1)	(502.5)	(153.2)	(47.6)	(34.4)	(4,157.7)
Direct Write-off	2,300.8	128.6	363.0	99.2	45.8	155.4	3,093.1
Other	(3,376.5)	(428.7)	(520.0)	(203.8)	(427.3)	(158.2)	(5,114.8)
Debt recovery		(160.7)	(291.4)	(148.5)	(217.0)	(113.8)
Improvement in Business Performance		(267.9)	(228.6)	(55.2)	(210.2)	(44.3)

Total	(6,887.4)	(721.7)	(921.6)	(300.0)	(528.9)	(148.4)	(9,508.1)

*	From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2003.

3-34

Mizuho Financial Group, Inc.

8. Principal Amounts of NPLs Sold

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Billions of yen)
	First Half of Fiscal 2006	Change from First Half of Fiscal 2005	Fiscal 2005	First Half of Fiscal 2005
Principal Amounts of NPLs Sold	35.7	(131.0)	231.0	166.7
To RCC	—	(11.1)	15.1	11.1
To Others	35.7	(119.8)	215.9	155.6

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Principal Amounts of NPLs Sold	16.5	(60.8)	131.7	77.3
To RCC	—	(10.9)	14.9	10.9
To Others	16.5	(49.9)	116.7	66.4

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Principal Amounts of NPLs Sold	18.1	(58.3)	79.4	76.5
To RCC	—	(0.1)	0.1	0.1
To Others	18.1	(58.1)	79.2	76.3

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)
Principal Amounts of NPLs Sold	1.0	(11.7)	19.8	12.8
To RCC	—	—	—	—
To Others	1.0	(11.7)	19.8	12.8
* RCC: Resolution and Collection Corporation.

9. Debt Forgiveness
Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)
(Banking Account + Trust Account)

	(Number of cases, Billions of yen)
	First Half of Fiscal 2006	Change from First Half of Fiscal 2005	Fiscal 2005	First Half of Fiscal 2005
Number of Cases of Debt Forgiveness	2	(3)	15	5
Book Value	2.4	(1.6)	32.6	4.1

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Number of Cases of Debt Forgiveness	—	(2)	7	2
Book Value	—	(3.1)	27.2	3.1

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Number of Cases of Debt Forgiveness	1	(2)	7	3
Book Value	2.4	1.9	4.2	0.5

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)
Number of Cases of Debt Forgiveness	1	—	4	1
Book Value	0.0	(0.4)	1.0	0.4

*	The above figures do not include debt forgiveness following legal bankruptcy procedures.

3-35

Mizuho Financial Group, Inc.

10. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2006		Change from September 30, 2005		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	59,624.6	894.1	(1,060.6)	(87.8)	118.0	(319.1)	60,685.2	981.9	59,506.5	1,213.2
Manufacturing	7,245.6	77.1	(143.5)	(14.7)	(26.0)	(16.3)	7,389.2	91.9	7,271.7	93.5
Agriculture	38.5	0.3	(3.0)	(0.0)	(3.3)	(0.1)	41.6	0.4	41.9	0.5
Forestry	1.1	0.0	(0.0)	0.0	(0.1)	0.0	1.1	0.0	1.2	0.0
Fishery	3.0	0.0	(1.1)	—	(8.4)	0.0	4.2	0.0	11.4	—
Mining	133.0	—	1.1	(0.0)	10.2	(0.0)	131.9	0.0	122.8	0.0
Construction	1,391.2	43.5	(81.4)	(2.4)	(170.0)	(42.2)	1,472.7	46.0	1,561.2	85.8
Utilities	898.7	0.1	(50.3)	(0.0)	(99.4)	(0.0)	949.1	0.1	998.2	0.1
Communication	822.6	6.2	43.2	0.1	(26.2)	(1.7)	779.3	6.0	848.8	7.9
Transportation	2,859.9	209.4	(107.7)	(8.2)	(131.0)	75.2	2,967.7	217.7	2,991.0	134.2
Wholesale & Retail	6,010.8	169.1	(430.9)	(7.4)	(645.3)	(66.8)	6,441.8	176.6	6,656.2	236.0
Finance & Insurance	6,945.5	7.4	(1,190.6)	2.4	126.2	0.7	8,136.2	4.9	6,819.3	6.6
Real Estate	6,705.4	124.8	(354.0)	(49.9)	(649.9)	(130.1)	7,059.4	174.7	7,355.4	255.0
Service Industries	7,282.3	119.0	(216.4)	(9.7)	(146.9)	(117.3)	7,498.8	128.8	7,429.3	236.3
Local Government	364.1	3.0	(23.6)	3.0	5.9	3.0	387.7	—	358.1	—
Governments	5,516.8	—	1,282.7	—	1,556.4	—	4,234.1	—	3,960.3	—
Other	13,405.3	133.5	215.2	(0.9)	326.1	(23.3)	13,190.0	134.4	13,079.1	156.8
Overseas Total (including Loans Booked Offshore)	7,267.1	41.4	964.7	(4.2)	2,288.1	(13.3)	6,302.3	45.7	4,979.0	54.8
Governments	263.8	2.9	16.1	(0.0)	30.2	(5.3)	247.7	2.9	233.5	8.3
Financial Institutions	1,481.4	6.5	200.0	(0.2)	668.8	6.5	1,281.3	6.7	812.5	—
Other	5,521.8	31.9	748.6	(4.0)	1,589.0	(14.5)	4,773.2	35.9	3,932.8	46.4

Total	66,891.7	935.5	(95.8)	(92.1)	2,406.1	(332.4)	66,987.5	1,027.6	64,485.5	1,268.0

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2006 : ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

As of March 31, 2006 : ¥965.0 billion (from MHBK ¥623.0 billion; from MHCB ¥342.0 billion)

*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-36

Mizuho Financial Group, Inc.

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)

	(Billions of yen)
	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2006		Change from September 30, 2005		Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
			Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	34,179.6	527.1	(8.8)	(64.5)	324.9	(172.4)	34,188.5	591.6	33,854.7	699.5
Manufacturing	3,086.2	57.6	(272.6)	(2.2)	(403.4)	0.9	3,358.8	59.8	3,489.6	56.6
Agriculture	37.4	0.3	(2.7)	(0.0)	(2.6)	(0.1)	40.1	0.4	40.0	0.5
Forestry	1.1	0.0	(0.0)	0.0	(0.1)	0.0	1.1	0.0	1.2	0.0
Fishery	2.0	0.0	(0.0)	—	(0.2)	0.0	2.1	0.0	2.2	—
Mining	10.9	—	0.1	(0.0)	(2.3)	(0.0)	10.7	0.0	13.3	0.0
Construction	774.7	27.0	(97.1)	(5.4)	(140.6)	(32.9)	871.8	32.5	915.4	60.0
Utilities	84.8	0.1	(1.7)	(0.0)	(1.7)	(0.0)	86.5	0.1	86.5	0.1
Communication	388.1	5.3	(48.3)	0.3	(34.0)	(1.2)	436.5	5.0	422.2	6.5
Transportation	936.2	50.2	(52.2)	(1.8)	(47.6)	18.4	988.5	52.0	983.9	31.7
Wholesale & Retail	4,178.1	81.3	(465.3)	(3.4)	(626.9)	7.6	4,643.4	84.8	4,805.0	73.7
Finance & Insurance	2,332.3	7.1	415.1	2.6	750.1	3.6	1,917.1	4.4	1,582.1	3.4
Real Estate	3,587.0	96.2	(179.1)	(42.9)	(240.9)	(118.4)	3,766.1	139.2	3,827.9	214.7
Service Industries	3,509.3	99.5	(279.8)	(7.9)	(412.4)	(29.3)	3,789.2	107.5	3,921.8	128.9
Local Government	274.1	—	(3.5)	—	4.8	—	277.6	—	269.2	—
Governments	3,693.7	—	793.2	—	1,133.5	—	2,900.5	—	2,560.1	—
Other	11,283.2	102.0	185.5	(3.5)	349.5	(20.8)	11,097.7	105.5	10,933.7	122.8
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	34,179.6	527.1	(8.8)	(64.5)	324.9	(172.4)	34,188.5	591.6	33,854.7	699.5

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Domestic Total (excluding Loans Booked Offshore)	20,836.1	282.9	(1,129.6)	(27.3)	(558.6)	(147.2)	21,965.8	310.3	21,394.8	430.2
Manufacturing	3,750.2	18.8	115.8	(8.7)	332.0	(12.1)	3,634.3	27.5	3,418.1	30.9
Agriculture	1.1	—	(0.3)	—	(0.6)	—	1.5	—	1.8	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	1.0	—	(1.1)	—	(0.1)	—	2.1	—	1.1	—
Mining	115.4	—	1.0	—	13.8	—	114.4	—	101.6	—
Construction	499.1	15.6	19.2	3.0	(14.5)	(7.9)	479.8	12.6	513.6	23.6
Utilities	710.5	0.0	(46.9)	0.0	(70.6)	0.0	757.4	—	781.1	—
Communication	405.8	0.8	81.6	(0.1)	38.4	(0.3)	324.2	0.9	367.3	1.2
Transportation	1,709.6	112.1	(50.4)	(4.2)	(78.6)	37.5	1,760.0	116.4	1,788.2	74.6
Wholesale & Retail	1,605.9	85.8	21.1	(5.3)	(48.1)	(74.6)	1,584.8	91.1	1,654.1	160.4
Finance & Insurance	4,067.0	0.3	(1,621.5)	(0.1)	(667.2)	(2.6)	5,688.5	0.4	4,734.2	2.9
Real Estate	2,248.3	17.8	(99.4)	(6.3)	(394.2)	(12.3)	2,347.7	24.2	2,642.6	30.2
Service Industries	3,505.1	9.8	43.4	(3.3)	253.5	(70.6)	3,461.7	13.1	3,251.6	80.4
Local Government	45.7	—	2.4	—	13.4	—	43.2	—	32.2	—
Governments	1,523.0	—	389.5	—	122.8	—	1,133.5	—	1,400.2	—
Other	647.7	21.7	15.7	(2.0)	(58.6)	(4.0)	632.0	23.7	706.4	25.7
Overseas Total (including Loans Booked Offshore)	7,263.3	39.9	965.6	(4.2)	2,290.2	(13.4)	6,297.6	44.1	4,973.0	53.3
Governments	262.0	2.9	16.1	(0.0)	31.3	(5.3)	245.9	2.9	230.7	8.3
Financial Institutions	1,481.4	6.5	200.0	(0.2)	668.8	6.5	1,281.3	6.7	812.5	—
Other	5,519.7	30.4	749.4	(4.0)	1,590.0	(14.5)	4,770.3	34.4	3,929.7	44.9

Total	28,099.4	322.9	(164.0)	(31.6)	1,731.5	(160.7)	28,263.5	354.5	26,367.8	483.6

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset) (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,608.7	83.9	77.9	4.0	351.7	0.6	4,530.8	79.9	4,257.0	83.3
Manufacturing	409.2	0.7	13.2	(3.7)	45.3	(5.1)	395.9	4.5	363.9	5.9
Agriculture	—	—	—	—	—	—	—	—	—	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	—	—	—	—	(8.0)	—	—	—	8.0	—
Mining	6.6	—	0.0	—	(1.2)	—	6.6	—	7.9	—
Construction	117.4	0.8	(3.5)	(0.0)	(14.7)	(1.2)	120.9	0.8	132.1	2.1
Utilities	103.4	—	(1.5)	—	(27.0)	—	105.0	—	130.5	—
Communication	28.5	—	9.9	—	(30.6)	(0.1)	18.5	—	59.2	0.1
Transportation	214.0	47.1	(5.1)	(2.1)	(4.8)	19.3	219.1	49.3	218.8	27.8
Wholesale & Retail	226.6	1.9	13.2	1.2	29.6	0.1	213.4	0.6	197.0	1.8
Finance & Insurance	546.2	—	15.6	—	43.3	(0.2)	530.5	—	502.8	0.2
Real Estate	870.0	10.7	(75.4)	(0.6)	(14.8)	0.6	945.5	11.3	884.8	10.0
Service Industries	267.8	9.6	20.0	1.5	11.9	(17.2)	247.8	8.1	255.9	26.9
Local Government	44.2	3.0	(22.6)	3.0	(12.3)	3.0	66.8	—	56.5	—
Governments	300.0	—	100.0	—	300.0	—	200.0	—	—	—
Other	1,474.3	9.7	14.0	4.6	35.2	1.5	1,460.2	5.0	1,439.0	8.2
Overseas Total (including Loans Booked Offshore)	3.8	1.5	(0.8)	(0.0)	(2.0)	0.0	4.6	1.5	5.9	1.5
Governments	1.7	—	(0.0)	—	(1.1)	—	1.7	—	2.8	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	2.1	1.5	(0.8)	(0.0)	(0.9)	0.0	2.9	1.5	3.0	1.5

Total	4,612.5	85.5	77.0	4.0	349.6	0.6	4,535.5	81.5	4,262.9	84.8

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking account and trust account with contracts indemnifying the principal amounts.

3-37

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Billions of yen,%)
	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
	Disclosed Claims under the FRL	Coverage Ratio	Change from March 31, 2006		Change from September 30, 2005		Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
			Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	939.3	73.7	(62.9)	0.7	(297.0)	(7.8)	1,002.3	73.0	1,236.4	81.5
Manufacturing	82.2	74.5	(13.0)	0.7	(14.0)	(11.5)	95.3	73.7	96.3	86.0
Agriculture	0.3	92.5	(0.0)	7.1	(0.1)	(2.1)	0.4	85.3	0.5	94.6
Forestry	0.0	69.4	0.0	(30.5)	0.0	(30.5)	0.0	100.0	0.0	100.0
Fishery	0.0	73.9	(0.0)	1.5	0.0	(26.0)	0.0	72.3	0.0	100.0
Mining	—	—	(0.0)	(100.0)	(0.0)	(100.0)	0.0	100.0	0.0	100.0
Construction	44.0	72.5	(2.6)	(0.9)	(43.1)	(10.7)	46.7	73.4	87.2	83.2
Utilities	0.1	100.0	(0.0)	—	(0.6)	—	0.1	100.0	0.7	100.0
Communication	6.6	70.9	0.5	0.7	(1.3)	(3.2)	6.0	70.1	8.0	74.2
Transportation	209.6	68.5	(8.2)	1.1	75.3	(3.4)	217.9	67.4	134.3	72.0
Wholesale & Retail	170.8	61.2	(7.0)	(0.1)	(66.6)	(12.9)	177.8	61.4	237.4	74.1
Finance & Insurance	7.9	69.8	3.0	14.1	1.3	5.4	4.9	55.6	6.6	64.3
Real Estate	126.0	86.2	(50.0)	0.3	(130.3)	(4.2)	176.0	85.9	256.3	90.4
Service Industries	119.7	63.3	(9.9)	(0.4)	(118.7)	(14.7)	129.7	63.8	238.5	78.1
Local Government	25.5	100.0	25.5	100.0	25.5	100.0	—	—	—	—
Other	146.0	89.2	(1.1)	0.9	(24.0)	0.8	147.1	88.2	170.1	88.3
Overseas Total (including Loans Booked Offshore)	46.9	64.1	(3.5)	(5.5)	(14.1)	4.6	50.4	69.7	61.0	59.5
Governments	2.9	19.0	(0.0)	1.4	(5.3)	1.1	2.9	17.5	8.3	17.8
Financial Institutions	7.3	94.0	(0.2)	0.6	6.6	(5.9)	7.5	93.4	0.6	100.0
Other	36.6	61.8	(3.3)	(7.2)	(15.3)	(3.8)	39.9	69.1	52.0	65.7

Total	986.2	73.1	(66.5)	0.2	(311.2)	(7.5)	1,052.8	72.8	1,297.5	80.6

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-38

Mizuho Financial Group, Inc.

11. Housing and Consumer Loans & Loans to Both Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Housing and Consumer Loans	11,922.8	148.6	251.7	11,774.1	11,671.1
Housing Loans for owner’s residential housing	9,416.0	190.4	344.1	9,225.6	9,071.9

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Housing and Consumer Loans	11,581.2	162.1	271.9	11,419.0	11,309.3
Housing Loans	10,568.6	112.7	169.2	10,455.8	10,399.3
for owner’s residential housing	9,137.1	199.1	354.1	8,938.0	8,782.9
Consumer loans	1,012.6	49.4	102.6	963.2	910.0

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset) (Banking Account + Trust Account)
Housing and Consumer Loans	341.5	(13.5)	(20.2)	355.1	361.7
Housing Loans for owner’s residential housing	278.9	(8.6)	(10.0)	287.6	288.9
___________
* Above figures are aggregated banking and trust account amounts.

(2) Loans to Both SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Percentage of Loans to Both SMEs and Individual Customers, of Total Domestic Loans	62.7	(2.4)	1.1	65.1	61.6
Loans to Both SMEs and Individual Customers	37,408.5	(2,123.1)	731.8	39,531.7	36,676.7
__________
* Loans to MHFG are included as follows:

As of September 30, 2006 : ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)
As of March 31, 2006 : ¥965.0 billion (from MHBK ¥623.0 billion; from MHCB ¥342.0 billion)

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Percentage of Loans to Both SMEs and Individual Customers, of Total Domestic Loans	75.6	(2.7)	(1.9)	78.4	77.6
Loans to Both SMEs and Individual Customers	25,867.7	(943.0)	(415.2)	26,810.8	26,283.0

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Percentage of Loans to Both SMEs and Individual Customers, of Total Domestic Loans	41.8	(3.3)	5.3	45.2	36.5
Loans to Both SMEs and Individual Customers	8,729.2	(1,200.6)	904.1	9,929.9	7,825.1

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset) (Banking Account + Trust Account)
Percentage of Loans to Both SMEs and Individual Customers, of Total Domestic Loans	61.0	(0.5)	0.6	61.5	60.3
Loans to Both SMEs and Individual Customers	2,811.5	20.5	242.9	2,790.9	2,568.5

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

3-39

Mizuho Financial Group, Inc.

12. Status of Loans by Nationality of Borrowers

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Billions of yen, number of countries)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Loan amount	35.8	1.9	(7.0)	33.8	42.9
Number of Restructuring Countries*	4	(1)	(2)	5	6

*	Number of Restructuring Countries refers to obligors’ countries of residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Nationality of Borrowers

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2006						As of March 31, 2006		As of September 30, 2005
			Change from March 31, 2006		Change from September 30, 2005
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	2,179.2	13.1	306.5	(1.2)	560.1	(9.7)	1,872.6	14.4	1,619.0	22.9
China	394.9	3.4	46.4	1.1	79.0	(1.6)	348.5	2.3	315.9	5.1
Hong Kong	386.9	0.7	63.7	(0.6)	134.1	(1.9)	323.1	1.4	252.7	2.7
Thailand	293.3	1.4	20.1	(0.1)	73.6	(0.1)	273.2	1.6	219.6	1.5
Central and South America	1,593.7	0.8	436.7	0.0	574.9	(0.8)	1,156.9	0.7	1,018.8	1.6
North America	2,107.3	29.6	212.7	(6.5)	509.2	(6.4)	1,894.6	36.1	1,598.1	36.0
Eastern Europe	30.4	—	1.3	—	(34.9)	—	29.1	—	65.3	—
Western Europe	2,141.2	8.2	304.9	(0.6)	923.2	(0.4)	1,836.2	8.9	1,218.0	8.7
Other	679.7	3.6	129.2	2.3	204.4	(5.6)	550.4	1.3	475.3	9.3
Total	8,731.7	55.5	1,391.5	(6.0)	2,737.0	(23.1)	7,340.1	61.6	5,994.7	78.7

3-40

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
		Change from March 31, 2006	Change from September 30, 2005
Net Deferred Tax Assets (A)	232.2	(63.4)	(526.5)	295.7	758.8
(Reference)
Tier I (B)	4,374.3	(181.5)	511.9	4,555.9	3,862.4
(A)/(B) (%)	5.3	(1.1)	(14.3)	6.4	19.6
Non-Consolidated
	(Billions of yen)
	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
Mizuho Bank		Change from March 31, 2006	Change from September 30, 2005
Total Deferred Tax Assets (A)	1,074.4	(30.1)	(65.1)	1,104.6	1,139.6
Total Deferred Tax Liabilities (B)	(323.2)	2.2	(79.1)	(325.5)	(244.1)
(A) + (B)	751.2	(27.9)	(144.2)	779.1	895.4
Valuation Allowance	(416.9)	(7.7)	(33.4)	(409.2)	(383.4)
Net Deferred Tax Assets (C)	334.2	(35.6)	(177.7)	369.9	512.0
(Reference)
Tier I (D)	1,982.9	135.1	86.9	1,847.8	1,896.0
(C)/(D) (%)	16.8	(3.1)	(10.1)	20.0	27.0

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,501.7	(77.8)	(318.9)	1,579.5	1,820.6
Total Deferred Tax Liabilities (B)	(691.3)	40.4	(227.4)	(731.8)	(463.8)
(A) + (B)	810.3	(37.4)	(546.4)	847.7	1,356.7
Valuation Allowance	(920.4)	27.6	231.5	(948.0)	(1,151.9)
Net Deferred Tax Assets (C)	(110.1)	(9.7)	(314.9)	(100.3)	204.7
(Reference)
Tier I (D)	3,044.0	284.7	735.1	2,759.2	2,308.8
(C)/(D) (%)	(3.6)	0.0	(12.4)	(3.6)	8.8

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	274.2	(16.2)	(26.8)	290.4	301.0
Total Deferred Tax Liabilities (B)	(76.9)	2.1	(20.5)	(79.0)	(56.4)
(A) + (B)	197.2	(14.1)	(47.3)	211.3	244.5
Valuation Allowance	(205.4)	0.4	0.4	(205.8)	(205.8)
Net Deferred Tax Assets (C)	(8.1)	(13.6)	(46.9)	5.4	38.7
(Reference)
Tier I (D)	321.0	(8.9)	1.3	329.9	319.6
(C)/(D) (%)	(2.5)	(4.2)	(14.6)	1.6	12.1

Aggregated Figures of the Three Banks
Total Deferred Tax Assets (A)	2,850.3	(124.2)	(410.9)	2,974.6	3,261.3
Total Deferred Tax Liabilities (B)	(1,091.6)	44.8	(327.1)	(1,136.4)	(764.4)
(A) + (B)	1,758.7	(79.4)	(738.1)	1,838.2	2,496.8
Valuation Allowance	(1,542.7)	20.3	198.5	(1,563.1)	(1,741.3)
Net Deferred Tax Assets (C)	215.9	(59.0)	(539.5)	275.0	755.5
(Reference)
Tier I (D)	5,348.0	411.0	823.4	4,937.0	4,524.6
(C)/(D) (%)	4.0	(1.5)	(12.6)	5.5	16.6

3-41

Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s loss carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
First Half of Fiscal 2006 (estimate)	(30.0)	230.0	40.0
Fiscal 2005	124.2	211.0	24.9
Fiscal 2004	36.8	485.1	44.8
Fiscal 2003	396.3	423.4	66.7
Fiscal 2002	(976.5)	(2,326.9)	(195.0)
Fiscal 2001	(408.0)	(185.0)	(185.6)

(Notes)

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

2.	Figures for the First Half of Fiscal 2006 are estimates of taxable income before deducting tax losses carried forward from prior years.

3.	Above figures are those before deducting losses due to nonrecurring special reasons stipulated in Section 5. of JICPA Audit Committee Report No. 66. If these nonrecurring factors are excluded, positive taxable income would have been recorded in each term.

4.	Figures for the periods before the Corporate Split and Merger are those of the legally surviving banks.

3-42

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2006 to September 30, 2011)			First Half of Fiscal 2006
Gross Profits	1	4,594.7			477.0
General and Administrative Expenses	2	(2,619.2)			(260.4)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,975.5			216.6
Credit-related Costs	4	(525.5)			(5.2)
Income before Income Taxes	5	1,241.8			209.4
Tax Adjustments *1	6	(54.9)
Taxable Income before Current Temporary Differences *2	7	1,186.8
Effective tax rates	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	481.8	è	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2006.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Reserves for Possible Losses on Loans	10	145.4	(14.8)	(14.4)	160.2	159.9
Devaluation of securities	11	138.8	(67.9)	(223.3)	206.8	362.2
Net Unrealized Losses on Other Securities	12	—	—	—	—	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	46.1	46.1	46.1	—	—
Tax Losses Carried Forward	15	511.7	12.7	133.0	498.9	378.7
Other	16	232.3	(6.3)	(6.4)	238.6	238.7

Total Deferred Tax Assets	17	1,074.4	(30.1)	(65.1)	1,104.6	1,139.6
Valuation Allowance	18	(416.9)	(7.7)	(33.4)	(409.2)	(383.4)

Sub Total [ 17 + 18 ]	19	657.5	(37.9)	(98.6)	695.4	756.1

Amount related to Retirement Benefits Accounting *	20	(160.2)	(7.2)	1.5	(153.0)	(161.8)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(132.4)	8.6	(70.4)	(141.0)	(61.9)
Other	23	(30.5)	0.8	(10.2)	(31.4)	(20.3)

Total Deferred Tax Liabilities	24	(323.2)	2.2	(79.1)	(325.5)	(244.1)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 24]	25	334.2	(35.6)	(177.7)	369.9	512.0
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	481.8	(79.8)	(346.2)	561.7	828.1
Net Unrealized Gains on Other Securities [22]	27	(132.4)	8.6	(70.4)	(141.0)	(61.9)
Net Deferred Hedge Losses [14]	28	46.1	46.1	46.1	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	29	(61.2)	(10.5)	192.9	(50.7)	(254.1)

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of ¥(97.1) billion.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Midterm Plan formulated in April 2005, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,594.7 billion [1]

General and Administrative Expenses: ¥(2,619.2) billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,975.5 billion

[3]

The resulting estimated Income before Income Taxes (including Credit-related costs, etc.) is ¥1,241.8 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥1,186.8 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,074.4 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(416.9) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(323.2) billion [24], ¥334.2 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-43

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2006 to September 30, 2011)			First Half of Fiscal 2006
Gross Profits	1	2,671.5			256.7
General and Administrative Expenses	2	(1,172.7)			(119.2)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,498.7			137.5
Credit-related Costs	4	(270.0)			96.2
Income before Income Taxes	5	1,225.2			299.1
Tax Adjustments *1	6	(124.6)
Taxable Income before Current Temporary Differences *2	7	1,100.6
Effective tax rates	8	40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	447.3	è	Equal to Line26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2006.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Reserves for Possible Losses on Loans	10	157.1	(1.8)	9.2	158.9	147.9
Devaluation of securities	11	191.5	(6.4)	(441.6)	197.9	633.2
Net Unrealized Losses on Other Securities	12	—	—	—	—	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	32.8	32.8	32.8	—	—
Tax Losses Carried Forward	15	975.9	(91.0)	109.5	1,066.9	866.3
Other	16	144.1	(11.4)	(28.9)	155.5	173.1

Total Deferred Tax Assets	17	1,501.7	(77.8)	(318.9)	1,579.5	1,820.6
Valuation Allowance	18	(920.4)	27.6	231.5	(948.0)	(1,151.9)

Sub Total [ 17 + 18 ]	19	581.2	(50.1)	(87.4)	631.4	668.6

Amount related to Retirement Benefits Accounting *	20	(84.0)	(5.7)	(10.9)	(78.2)	(73.1)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(600.1)	43.3	(215.3)	(643.4)	(384.8)
Other	23	(7.1)	2.8	(1.2)	(10.0)	(5.9)

Total Deferred Tax Liabilities	24	(691.3)	40.4	(227.4)	(731.8)	(463.8)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 24]	25	(110.1)	(9.7)	(314.9)	(100.3)	204.7
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	447.3	(79.8)	(167.1)	527.2	614.5
Net Unrealized Gains on Other Securities [22]	27	(600.1)	43.3	(215.3)	(643.4)	(384.8)
Net Deferred Hedge Losses [14]	28	32.8	32.8	32.8	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	29	9.8	(6.0)	34.7	15.8	(24.9)

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of ¥(34.6) billion.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Midterm Plan formulated in April 2005, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,671.5 billion [1]

General and Administrative Expenses: ¥(1,172.7) billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,498.7 billion [3]

The resulting estimated Income before Income Taxes (including Credit-related costs, etc.) is ¥1,225.2 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥1,100.6 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,501.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(920.4) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(691.3) billion [24], ¥110.1 billion [25] of Net Deferred Tax Liabilities was recorded on the balance sheet.

3-44

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2006 to September 30, 2011)			First Half of Fiscal 2006
Gross Profits	1	709.4			83.0
General and Administrative Expenses	2	(468.4)			(44.0)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	241.0			38.9
Credit-related Costs	4	(42.4)			(4.8)
Income before Income Taxes	5	152.2			39.8
Tax Adjustments *1	6	1.8
Taxable Income before Current Temporary Differences *2	7	154.0
Effective tax rates	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	62.5	è	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2006.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Reserves for Possible Losses on Loans	10	9.0	(0.5)	(5.2)	9.5	14.3
Devaluation of securities	11	63.6	(0.4)	(35.6)	64.1	99.3
Net Unrealized Losses on Other Securities	12	—	—	—	—	—
Reserve for Employee Retirement Benefits	13	7.9	(0.1)	0.6	8.1	7.2
Net Deferred Hedge Losses	14	0.0	0.0	0.0	—	—
Tax Losses Carried Forward	15	174.9	(16.8)	0.2	191.7	174.6
Other	16	18.5	1.6	13.1	16.9	5.4

Total Deferred Tax Assets	17	274.2	(16.2)	(26.8)	290.4	301.0
Valuation Allowance	18	(205.4)	0.4	0.4	(205.8)	(205.8)

Sub Total [ 17 + 18 ]	19	68.7	(15.7)	(26.3)	84.5	95.1

Amount related to Retirement Benefits Accounting *	20	(6.2)	—	—	(6.2)	(6.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(70.7)	2.1	(20.5)	(72.8)	(50.1)
Other	23	—	—	—	—	—

Total Deferred Tax Liabilities	24	(76.9)	2.1	(20.5)	(79.0)	(56.4)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 24]	25	(8.1)	(13.6)	(46.9)	5.4	38.7
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	62.5	(74.8)	(72.4)	137.3	134.9
Net Unrealized Gains on Other Securities [22]	27	(70.7)	2.1	(20.5)	(72.8)	(50.1)
Net Deferred Hedge Losses [14]	28	0.0	0.0	0.0	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	29	(0.0)	59.0	46.0	(59.0)	(46.0)

*	Retirement Benefits Accounting is gains from establishment of retirement benefits trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Midterm Plan formulated in April 2005, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥709.4 billion [1]

General and Administrative Expenses: ¥(468.4) billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥241.0 billion [3]

The resulting estimated Income before Income Taxes (including Credit-related costs, etc.) is ¥152.2 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥154.0 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥274.2 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(205.4) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(76.9) billion [24], ¥8.1 billion [25] of Net Deferred Tax Liabilities was recorded on the balance sheet.

3-45

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2006 to September 30, 2011)			First Half of Fiscal 2006
Gross Profits	1	7,975.6			816.8
General and Administrative Expenses	2	(4,260.3)			(423.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,715.2			393.1
Credit-related Costs	4	(837.9)			86.1
Income before Income Taxes	5	2,619.2			548.5
Tax Adjustments *1	6	(177.8)
Taxable Income before Current Temporary Differences *2	7	2,441.4
Effective tax rates	8	40.60%~40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	991.7	è	Equal to Line26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2006.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Reserves for Possible Losses on Loans	10	311.6	(17.1)	(10.5)	328.7	322.1
Devaluation of securities	11	394.1	(74.7)	(700.6)	468.9	1,094.7
Net Unrealized Losses on Other Securities	12	—	—	—	—	—
Reserve for Employee Retirement Benefits	13	7.9	(0.1)	0.6	8.1	7.2
Net Deferred Hedge Losses	14	78.9	78.9	78.9	—	—
Tax Losses Carried Forward	15	1,662.6	(95.0)	242.8	1,757.6	1,419.7
Other	16	395.0	(16.0)	(22.2)	411.1	417.3

Total Deferred Tax Assets	17	2,850.3	(124.2)	(410.9)	2,974.6	3,261.3
Valuation Allowance	18	(1,542.7)	20.3	198.5	(1,563.1)	(1,741.3)

Sub Total [ 17 + 18 ]	19	1,307.6	(103.8)	(212.4)	1,411.4	1,520.0

Amount related to Retirement Benefits Accounting *	20	(250.5)	(13.0)	(9.3)	(237.5)	(241.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(803.3)	54.0	(306.3)	(857.3)	(496.9)
Other	23	(37.7)	3.7	(11.4)	(41.5)	(26.2)

Total Deferred Tax Liabilities	24	(1,091.6)	44.8	(327.1)	(1,136.4)	(764.4)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 24]	25	215.9	(59.0)	(539.5)	275.0	755.5
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	991.7	(234.6)	(585.8)	1,226.3	1,577.6
Net Unrealized Gains on Other Securities [22]	27	(803.3)	54.0	(306.3)	(857.3)	(496.9)
Net Deferred Hedge Losses[14]	28	78.9	78.9	78.9	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	29	(51.4)	42.5	273.7	(93.9)	(325.1)

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of ¥(138.0) billion.

3-46

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Deposits	64,164.4	(1,567.3)	(3,221.3)	65,731.8	67,385.8

Individual Deposits	31,832.4	122.1	561.5	31,710.2	31,270.8
Corporate Deposits	27,653.5	(874.1)	(1,190.4)	28,527.6	28,843.9
Financial/Government Institutions	4,678.5	(815.3)	(2,592.4)	5,493.8	7,271.0

Mizuho Bank
Deposits	50,789.7	(1,531.8)	(692.3)	52,321.6	51,482.0

Individual Deposits	29,991.6	45.7	462.4	29,945.9	29,529.1
Corporate Deposits	18,247.6	(1,034.0)	(414.5)	19,281.6	18,662.1
Financial/Government Institutions	2,550.4	(543.5)	(740.2)	3,094.0	3,290.7

Mizuho Corporate Bank
Deposits	10,602.6	(325.5)	(2,890.2)	10,928.1	13,492.8

Individual Deposits	7.8	(0.9)	(1.2)	8.8	9.0
Corporate Deposits	8,757.3	149.1	(823.2)	8,608.2	9,580.6
Financial/Government Institutions	1,837.3	(473.6)	(2,065.7)	2,311.0	3,903.0

Mizuho Trust & Banking
Deposits	2,772.1	290.0	361.1	2,482.0	2,410.9

Individual Deposits	1,832.9	77.3	100.2	1,755.5	1,732.6
Corporate Deposits	648.5	10.8	47.3	637.7	601.1
Financial/Government Institutions	290.7	201.8	213.5	88.8	77.2

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-47

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

*	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	6	—	2	6	4
Employees (excluding Executive Officers)	258	2	(10)	256	268
________________
* 3 members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated
Aggregated Figures of the 3 Banks
	As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Members of the Board of Directors and Auditors	33	—	—	33	33
Executive Officers (excluding those doubling as directors)	88	2	6	86	82
Employees (excluding Executive Officers)	27,654	1,965	1,493	25,689	26,161

Mizuho Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	29	—	—	29	29
Employees (excluding Executive Officers)	16,921	1,300	681	15,621	16,240

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	41	—	4	41	37
Employees (excluding Executive Officers)	7,873	524	757	7,349	7,116

Mizuho Trust & Banking
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	18	2	2	16	16
Employees (excluding Executive Officers)	2,860	141	55	2,719	2,805

3-48

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of September 30, 2006	Change from March 31, 2006	Change from September 30, 2005	As of March 31, 2006	As of September 30, 2005
Head Offices and Domestic Branches	403	(16)	(51)	419	454
	403	(16)	(49)	419	452
Overseas Branches	23	2	2	21	21
Domestic Sub-Branches	71	(5)	(20)	76	91
	71	(5)	(20)	76	91
Overseas Sub-Branches	5	—	2	5	3
Overseas Representative Offices	12	(1)	(1)	13	13

__________

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (26), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Mizuho Bank
Head Office and Domestic Branches	348	(16)	(51)	364	399
	348	(16)	(49)	364	397
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	70	(5)	(20)	75	90
	70	(5)	(20)	75	90
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

__________

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (11), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Mizuho Corporate Bank
Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	23	2	2	21	21
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	5	—	2	5	3
Overseas Representative Offices	11	(1)	(1)	12	12
__________ * Head Office and Domestic Branches do not include branches and offices for remittance purposes only (15).

Mizuho Trust & Banking
Head Office and Domestic Branches	37	—	—	37	37
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	1	—	—	1	1
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	1	—	—	1	1

3-49

Mizuho Financial Group, Inc.

4. Earnings Estimates for Fiscal 2006

Consolidated

(Billions of yen)
Fiscal 2006
Ordinary Income	3,800.0
Ordinary Profits	1,080.0
Net Income	720.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2006 Aggregated Figures of the 3 Banks	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	872.0	470.0	320.0	82.0
Ordinary Profits	880.0	405.0	400.0	75.0
Net Income	655.0	270.0	330.0	55.0

Credit-related Costs	51.0	(35.0)	95.0	(9.0)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)
Fiscal 2006
Operating Income	1,250.0
Ordinary Profits	1,220.0
Net Income	1,240.0

3-50

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2006 (A)	As of September 30, 2005 (B)	Change (A) - (B)	As of March 31, 2006 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥2,387,123	¥3,663,107	¥(1,275,983)	¥3,183,778	¥(796,654)
Call Loans	2,030,000	2,420,000	(390,000)	2,130,000	(100,000)
Guarantee Deposits Paid under Securities Borrowing Transactions	2,483,516	1,790,912	692,604	2,070,550	412,965
Bills Purchased	—	—	—	176,500	(176,500)
Other Debt Purchased	1,963,067	670,322	1,292,744	1,553,257	409,809
Trading Assets	1,312,629	1,099,201	213,427	609,371	703,257
Money Held in Trust	663	241	422	584	79
Securities	17,980,397	20,635,650	(2,655,252)	20,504,122	(2,523,725)
Loans and Bills Discounted	34,179,684	33,646,946	532,737	34,188,553	(8,869)
Foreign Exchange Assets	131,474	123,564	7,909	128,504	2,970
Other Assets	2,716,470	1,726,764	989,705	1,925,150	791,319
Tangible Fixed Assets	607,024	—	607,024	—	607,024
Intangible Fixed Assets	110,318	—	110,318	—	110,318
Premises and Equipment	—	747,282	(747,282)	718,859	(718,859)
Deferred Debenture Charges	57	268	(210)	267	(209)
Deferred Tax Assets	334,297	512,043	(177,746)	369,956	(35,658)
Customers’ Liabilities for Acceptances and Guarantees	2,823,996	1,710,881	1,113,114	2,834,710	(10,714)
Reserves for Possible Losses on Loans	(299,087)	(315,830)	16,742	(306,951)	7,863
Reserve for Possible Losses on Investments	(83,501)	(83,737)	236	(83,487)	(13)

Total Assets	¥68,678,133	¥68,347,619	¥330,513	¥70,003,728	¥(1,325,594)

Liabilities
Deposits	¥50,834,799	¥51,509,453	¥(674,654)	¥52,368,367	¥(1,533,568)
Negotiable Certificates of Deposit	1,831,330	3,083,790	(1,252,460)	2,188,480	(357,150)
Debentures	1,817,230	2,211,137	(393,907)	2,016,614	(199,384)
Call Money	1,632,300	1,569,600	62,700	1,219,900	412,400
Payables under Repurchase Agreements	228,449	176,445	52,004	464,968	(236,519)
Guarantee Deposits Received under Securities Lending Transactions	1,551,927	1,228,335	323,591	2,480,278	(928,350)
Bills Sold	—	637,000	(637,000)	443,900	(443,900)
Trading Liabilities	276,430	409,662	(133,231)	311,363	(34,932)
Borrowed Money	1,714,608	1,247,488	467,119	1,260,744	453,863
Foreign Exchange Liabilities	15,598	19,316	(3,717)	19,949	(4,350)
Bonds and Notes	415,500	241,100	174,400	311,600	103,900
Other Liabilities	3,506,902	2,308,362	1,198,539	1,962,745	1,544,156
Reserve for Bonus Payments	7,111	6,845	266	6,914	197
Reserve for Frequent Users Services	1,250	255	995	629	621
Deferred Tax Liabilities for Revaluation Reserve for Land	86,707	100,713	(14,005)	93,304	(6,596)
Acceptances and Guarantees	2,823,996	1,710,881	1,113,114	2,834,710	(10,714)

Total Liabilities	66,744,143	66,460,387	283,755	67,984,470	(1,240,327)

Net Assets
Common Stock and Preferred Stock	650,000	—	650,000	—	650,000
Capital Surplus	762,345	—	762,345	—	762,345
Capital Reserve	762,345	—	762,345	—	762,345
Other Capital Surplus	—	—	—	—	—
Retained Earnings	272,862	—	272,862	—	272,862
Appropriated Reserve	—	—	—	—	—
Other Retained Earnings	272,862	—	272,862	—	272,862
Retained Earnings Brought Forward	272,862	—	272,862	—	272,862
Treasury Stock	—	—	—	—	—

Total Shareholders’ Equity	1,685,208	—	1,685,208	—	1,685,208

Net Unrealized Gains on Other Securities, net of Taxes	193,755	—	193,755	—	193,755
Net Deferred Hedge Losses, net of Taxes	(67,460)	—	(67,460)	—	(67,460)
Revaluation Reserve for Land, net of Taxes	122,486	—	122,486	—	122,486

Total Valuation and Translation Adjustments	248,781	—	248,781	—	248,781

Total Net Assets	1,933,990	—	1,933,990	—	1,933,990

Total Liabilities and Net Assets	¥68,678,133	¥—	¥68,678,133	¥—	¥68,678,133

Shareholders’ Equity
Common Stock and Preferred Stock	—	650,000	(650,000)	650,000	(650,000)
Capital Surplus	—	762,345	(762,345)	762,345	(762,345)
Capital Reserve	—	762,345	(762,345)	762,345	(762,345)
Retained Earnings	—	236,917	(236,917)	268,529	(268,529)
Unappropriated Retained Earnings	—	236,917	(236,917)	268,529	(268,529)
Net Income	—	76,270	(76,270)	137,060	(137,060)
Revaluation Reserve for Land, net of Taxes	—	147,348	(147,348)	132,028	(132,028)
Net Unrealized Gains on Other Securities, net of Taxes	—	90,620	(90,620)	206,353	(206,353)

Total Shareholders’ Equity	—	1,887,232	(1,887,232)	2,019,257	(2,019,257)

Total Liabilities and Shareholders’ Equity	¥—	¥68,347,619	¥(68,347,619)	¥70,003,728	¥(70,003,728)

3-51

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2006	For the six months ended September 30, 2005	Change	For the fiscal year ended March 31, 2006
Ordinary Income	¥601,235	¥566,352	¥34,882	¥1,168,793
Interest Income	349,454	319,550	29,904	652,155
Interest on Loans and Bills Discounted	256,851	253,186	3,665	499,195
Interest and Dividends on Securities	62,694	39,570	23,124	95,170
Fee and Commission Income	126,373	129,355	(2,981)	267,778
Trading Income	18,858	2,601	16,256	5,441
Other Operating Income	84,097	95,221	(11,123)	200,194
Other Ordinary Income	22,451	19,624	2,827	43,223

Ordinary Expenses	391,577	472,813	(81,235)	957,638
Interest Expenses	55,275	40,144	15,131	84,638
Interest on Deposits	28,525	13,615	14,909	29,947
Interest on Debentures	1,098	2,032	(934)	3,354
Fee and Commission Expenses	26,409	29,359	(2,950)	51,686
Trading Expenses	848	4,874	(4,025)	6,669
Other Operating Expenses	19,193	10,368	8,824	101,831
General and Administrative Expenses	265,881	277,205	(11,323)	553,232
Other Ordinary Expenses	23,967	110,860	(86,893)	159,580

Ordinary Profits	209,658	93,539	116,118	211,154

Extraordinary Gains	14,587	22,407	(7,819)	57,049

Extraordinary Losses	14,788	15,458	(670)	53,011

Income before Income Taxes	209,457	100,488	108,969	215,193
Income Taxes:
Current	260	280	(20)	519
Deferred	83,781	23,937	59,844	77,614

Net Income	125,415	76,270	49,145	137,060

Retained Earnings Brought Forward from Previous Fiscal Year	—	222,766	(222,766)	222,766
Transfer from Revaluation Reserve for Land, net of Taxes	—	7,879	(7,879)	21,301
Cancellation of Treasury Stock	—	69,998	(69,998)	69,998
Loss on Cancellation of Shares of Merged Company	—	—	—	42,599

Unappropriated Retained Earnings	¥—	¥236,917	¥(236,917)	¥268,529

3-52

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2006	¥650,000	¥762,345	—	¥762,345	—	¥268,529	¥268,529	—	¥1,680,875	¥206,353	—	¥132,028	¥338,382	¥2,019,257

Changes during the period
Cash Dividends	—	—	—	—	—	(130,625)	(130,625)	—	(130,625)	—	—	—	—	(130,625)
Net Income	—	—	—	—	—	125,415	125,415	—	125,415	—	—	—	—	125,415
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	9,542	9,542	—	9,542	—	—	—	—	9,542
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(12,598)	(67,460)	(9,542)	(89,600)	(89,600)

Total Changes during the period	—	—	—	—	—	4,333	4,333	—	4,333	(12,598)	(67,460)	(9,542)	(89,600)	(85,267)

Balance as of September 30, 2006	¥650,000	¥762,345	—	¥762,345	—	¥272,862	¥272,862	—	¥1,685,208	¥193,755	¥(67,460)	¥122,486	¥248,781	¥1,933,990

3-53

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of September 30, 2006 (A)	As of September 30, 2005 (B)	Change (A) - (B)	As of March 31, 2006 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥2,112,154	¥2,295,704	¥(183,549)	¥2,608,394	¥(496,239)
Call Loans	384,959	353,290	31,669	441,553	(56,593)
Receivables under Resale Agreements	1,402,515	1,266,559	135,955	458,213	944,301
Guarantee Deposits Paid under Securities Borrowing Transactions	1,158,443	1,617,801	(459,358)	2,580,438	(1,421,995)
Other Debt Purchased	212,813	153,697	59,115	200,368	12,444
Trading Assets	3,157,435	3,170,908	(13,472)	2,934,429	223,006
Money Held in Trust	3,950	7,632	(3,681)	6,908	(2,957)
Securities	17,774,802	18,162,428	(387,625)	15,929,624	1,845,177
Loans and Bills Discounted	28,099,488	25,606,151	2,493,336	28,263,509	(164,020)
Foreign Exchange Assets	636,116	699,605	(63,489)	667,800	(31,684)
Derivatives other than for Trading	3,425,903	1,792,141	1,633,761	1,789,666	1,636,236
Other Assets	1,450,876	1,545,116	(94,240)	2,853,068	(1,402,192)
Tangible Fixed Assets	121,906	—	121,906	—	121,906
Intangible Fixed Assets	62,803	—	62,803	—	62,803
Premises and Equipment	—	134,371	(134,371)	135,622	(135,622)
Deferred Debenture Charges	0	0	(0)	0	(0)
Deferred Tax Assets	—	204,794	(204,794)	—	—
Customers’ Liabilities for Acceptances and Guarantees	3,722,407	3,294,968	427,438	3,706,410	15,996
Reserves for Possible Losses on Loans	(316,192)	(349,190)	32,997	(366,272)	50,079
Reserve for Possible Losses on Investments	(958)	(1,309)	350	(1,114)	156

Total Assets	¥63,409,424	¥59,954,672	¥3,454,752	¥62,208,622	¥1,200,802

Liabilities
Deposits	¥18,852,054	¥20,948,786	¥(2,096,731)	¥18,807,113	¥44,941
Negotiable Certificates of Deposit	7,694,686	5,071,065	2,623,621	7,813,561	(118,874)
Debentures	3,795,920	5,098,719	(1,302,799)	4,657,501	(861,581)
Call Money	6,726,155	5,641,516	1,084,638	5,795,432	930,722
Payables under Repurchase Agreements	5,654,790	5,763,952	(109,161)	4,272,086	1,382,704
Guarantee Deposits Received under Securities Lending Transactions	2,172,289	1,938,132	234,156	2,771,715	(599,426)
Bills Sold	—	1,854,600	(1,854,600)	2,403,400	(2,403,400)
Trading Liabilities	1,972,850	2,101,354	(128,503)	2,202,854	(230,003)
Borrowed Money	3,909,729	2,392,130	1,517,598	2,517,814	1,391,914
Foreign Exchange Liabilities	209,219	359,603	(150,384)	415,621	(206,401)
Short-term Bonds	343,800	423,400	(79,600)	203,400	140,400
Bonds and Notes	444,664	123,100	321,564	123,100	321,564
Derivatives other than for Trading	3,560,634	1,865,315	1,695,319	1,990,906	1,569,728
Other Liabilities	1,042,246	676,467	365,779	1,189,591	(147,344)
Reserve for Bonus Payments	2,509	2,595	(86)	2,379	130
Reserve for Contingencies	19,625	40,136	(20,510)	33,557	(13,932)
Deferred Tax Liabilities	110,121	—	110,121	100,373	9,748
Deferred Tax Liabilities for Revaluation Reserve for Land	27,529	26,949	579	27,569	(39)
Acceptances and Guarantees	3,722,407	3,294,968	427,438	3,706,410	15,996

Total Liabilities	60,261,235	57,622,795	2,638,440	59,034,387	1,226,847

Net Assets
Common Stock and Preferred Stock	1,070,965	—	1,070,965	—	1,070,965
Capital Surplus	330,334	—	330,334	—	330,334
Capital Reserve	330,334	—	330,334	—	330,334
Other Capital Surplus	—	—	—	—	—
Retained Earnings	880,281	—	880,281	—	880,281
Appropriated Reserve	30,700	—	30,700	—	30,700
Other Retained Earnings	849,581	—	849,581	—	849,581
Retained Earnings Brought Forward	849,581	—	849,581	—	849,581
Treasury Stock	—	—	—	—	—

Total Shareholders’ Equity	2,281,580	—	2,281,580	—	2,281,580

Net Unrealized Gains on Other Securities, net of Taxes	876,244	—	876,244	—	876,244
Net Deferred Hedge Losses, net of Taxes	(47,933)	—	(47,933)	—	(47,933)
Revaluation Reserve for Land, net of Taxes	38,297	—	38,297	—	38,297

Total Valuation and Translation Adjustments	866,608	—	866,608	—	866,608

Total Net Assets	3,148,189	—	3,148,189	—	3,148,189

Total Liabilities and Net Assets	¥63,409,424	¥—	¥63,409,424	¥—	¥63,409,424

Shareholders’ Equity
Common Stock and Preferred Stock	—	1,070,965	(1,070,965)	1,070,965	(1,070,965)
Capital Surplus	—	258,247	(258,247)	330,334	(330,334)
Capital Reserve	—	258,247	(258,247)	330,334	(330,334)
Retained Earnings	—	401,478	(401,478)	795,060	(795,060)
Appropriated Reserve	—	5,000	(5,000)	5,000	(5,000)
Unappropriated Retained Earnings	—	396,478	(396,478)	790,060	(790,060)
Net Income	—	228,657	(228,657)	486,560	(486,560)
Revaluation Reserve for Land, net of Taxes	—	39,346	(39,346)	38,355	(38,355)
Net Unrealized Gains on Other Securities, net of Taxes	—	561,840	(561,840)	939,519	(939,519)

Total Shareholders’ Equity	—	2,331,877	(2,331,877)	3,174,234	(3,174,234)

Total Liabilities and Shareholders’ Equity	¥—	¥59,954,672	¥(59,954,672)	¥62,208,622	¥(62,208,622)

3-54

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	For the six months ended September 30, 2006	For the six months ended September 30, 2005	Change	For the fiscal year ended March 31, 2006
Ordinary Income	¥809,531	¥756,476	¥53,055	¥1,537,639
Interest Income	580,317	556,599	23,717	1,079,487
Interest on Loans and Bills Discounted	293,482	199,362	94,119	445,734
Interest and Dividends on Securities	184,328	289,101	(104,773)	491,337
Fee and Commission Income	78,071	71,765	6,305	152,325
Trading Income	33,502	13,522	19,980	40,192
Other Operating Income	35,771	65,663	(29,892)	93,843
Other Ordinary Income	81,868	48,925	32,942	171,789

Ordinary Expenses	608,042	486,107	121,935	1,058,714
Interest Expenses	423,107	252,460	170,647	594,734
Interest on Deposits	180,772	91,768	89,003	225,532
Interest on Debentures	17,404	24,536	(7,131)	45,377
Fee and Commission Expenses	19,467	16,104	3,362	32,680
Trading Expenses	2,996	1,733	1,263	6,514
Other Operating Expenses	25,325	18,746	6,578	91,799
General and Administrative Expenses	119,130	110,619	8,511	222,452
Other Ordinary Expenses	18,015	86,442	(68,427)	110,533

Ordinary Profits	201,488	270,369	(68,880)	478,924

Extraordinary Gains	98,891	20,255	78,636	116,649

Extraordinary Losses	1,202	5,081	(3,878)	5,770

Income before Income Taxes	299,177	285,543	13,634	589,803
Income Taxes:
Current	19	17	2	37
Deferred	85,877	56,868	29,009	103,205

Net Income	213,280	228,657	(15,377)	486,560

Retained Earnings Brought Forward from Previous Fiscal Year	—	663,481	(663,481)	663,481
Increase in Unappropriated Retained Earnings Due to Mergers	—	—	—	135,458
Transfer from Revaluation Reserve for Land, net of Taxes	—	4,337	(4,337)	4,557
Cancellation of Treasury Stock	—	499,998	(499,998)	499,998

Unappropriated Retained Earnings	¥—	¥396,478	¥(396,478)	¥790,060

3-55

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2006	¥1,070,965	¥330,334	—	¥330,334	¥5,000	¥790,060	¥795,060	—	¥2,196,359	¥939,519	—	¥38,355	¥977,875	¥3,174,234

Changes during the period
Cash Dividends	—	—	—	—	25,700	(153,817)	(128,117)	—	(128,117)	—	—	—	—	(128,117)
Net Income	—	—	—	—	—	213,280	213,280	—	213,280	—	—	—	—	213,280
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	58	58	—	58	—	—	—	—	58
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(63,275)	(47,933)	(58)	(111,267)	(111,267)

Total Changes during the period	—	—	—	—	25,700	59,521	85,221	—	85,221	(63,275)	(47,933)	(58)	(111,267)	(26,045)

Balance as of September 30, 2006	¥1,070,965	¥330,334	—	¥330,334	¥30,700	¥849,581	¥880,281	—	¥2,281,580	¥876,244	¥(47,933)	¥38,297	¥866,608	¥3,148,189

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